News Corp

2024 Proxy Statement
and Notice of Annual Meeting



October 9, 2024

Dear Fellow Stockholders,

On behalf of your Board of Directors, we want to thank you for your investment in News Corp.

Fiscal 2024 was another outstanding year for our Company. Even in the face of headwinds and disruption in the industry, News Corp has continued to thrive and transform into a global media and information services company, underpinned by an increasingly diversified and balanced revenue mix, a commitment to digital expansion, a strategic international focus, and the creation and distribution of premium content.

News Corp delivered higher revenues and robust earnings growth and created substantial shareholder value in fiscal 2024, our second-most profitable year on record. For the second consecutive year, digital revenues continued to account for over half of total revenues, in a trend we expect to continue. Overall, total digital subscriptions have more than doubled since 2020.

News Corp's shares have reflected this strong sustained performance, gaining over 40% in fiscal 2024 and appreciating over 100% since fiscal 2019. In fact, over the last five years, News Corp's stock price outperformed both the S&P 500 and its designated peer group.

Looking at specific business unit performance, Dow Jones delivered the strongest financials since the acquisition, led by its surging B2B business, which accounted for more than half of segment profitability. REA Group posted exceptional results with revenues rising 19% compared to the prior year. Book Publishing was a significant driver of growth, with segment EBITDA up 61% from the prior year, benefiting from improved consumer demand and higher digital revenues. Paying streaming subscribers at Foxtel Group reached 3.2 million, up 5% year-on-year, with Kayo Sports and *BINGE* achieving record highs.

The Company also took significant steps to prepare for and prosper in the future. Among those steps is a landmark multi-year agreement with OpenAI as well as an extension of our existing partnership with Google on content licensing. Additionally, we continued to ensure robust free cash flow generation and a strong balance sheet to support both reinvestment and stockholder returns moving forward. We are confident in the Company's long-term prospects as we enter fiscal 2025 from a position of strength.

News Corp's Board of Directors and senior management are dedicated to sustaining these results. Your Board is composed of an engaged, energetic and dynamic group of leaders, whose skillsets are closely aligned with the key drivers of our business, including in-depth knowledge of the media industry, digital expertise, publishing experience, strategic leadership, international perspective and public policy knowledge.

Additionally, your Board remains committed to effective independent oversight of the Company as it continues to drive News Corp's digital transformation. To this end, the Board has instituted numerous corporate governance best practices, including an annually elected Board, majority voting, a strong independent Lead Director, and key standing Board Committees comprised solely of independent directors.

Your vote is especially important at this year's Annual Meeting. As you may have seen, Starboard Value and Opportunity Master Fund Ltd ("Starboard") has announced its intent to submit for consideration at the Annual Meeting a nonbinding proposal requesting that the Board take the necessary steps to adopt a recapitalization plan that would eliminate the Company's dual-class capital structure (the "Starboard Proposal").

Your Board does not endorse the Starboard Proposal, and believes that the Company's dual-class capital structure, which has been in place since the Company's inception and is prevalent among media and technology companies, has significantly enabled the Company's long-term business strategy and facilitated the creation of value for all stockholders.

News Corp's Board of Directors unanimously recommends that you vote "Against" the Starboard Proposal, "For" the nominees proposed by the Board of Directors and named in this proxy statement, and "For" the other proposals recommended by your Board, using the WHITE proxy card.

Should you receive solicitation materials from anyone other than News Corp, your Board strongly urges you to discard and NOT to vote using any blue proxy card sent to you.

Your vote is extremely important, no matter how many shares you own. Whether or not you expect to attend the Annual Meeting, please use your WHITE proxy card to vote and submit your proxy over the Internet or by mail. If you have any questions or require any assistance with voting your shares, please call News Corporation's proxy solicitor:

Innisfree M&A Incorporated
Stockholders may call 1 (877) 687-1865 (toll-free from the U.S. and Canada) or
+1 (412) 232-3651 (from other countries)
Banks and Brokers may call collect (212) 750-5833

We thank you for your investment and look forward to continuing our ongoing dialogue.

Sincerely,

The News Corporation Board of Directors



Notice of Annual Meeting of Stockholders

Date and Time

November 20, 2024, 1:00 p.m. (Eastern Standard Time)

Virtual Meeting Location

The 2024 Annual Meeting (the "Annual Meeting") of News Corporation (the "Company") will be held exclusively via live webcast at *www.virtualshareholdermeeting.com/NWS2024*.

Record Date

September 26, 2024




Items to be Voted

- elect the seven Directors identified in the attached proxy statement to the Board of Directors (the "Board") of the Company;
- ratify the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2025;
- consider an advisory vote to approve the compensation of the named executive officers;
- consider Starboard's (as defined below) nonbinding proposal, if properly presented at the Annual Meeting, requesting that the Board take the necessary steps to adopt a recapitalization plan that would eliminate the Company's dual-class capital structure (the "Starboard Proposal"); and
- consider any other business properly brought before the Annual Meeting and any adjournment or postponement thereof.

Eligibility to Vote

While all of the Company's stockholders and all holders of CHESS Depositary Interests ("CDIs") exchangeable for shares of the Company's common stock are invited to attend and ask questions at the Annual Meeting, only stockholders of record of the Company's Class B Common Stock and holders of CDIs exchangeable for shares of the Company's Class B Common Stock at the close of business on September 26, 2024, the Record Date, are entitled to notice of, and to vote on the matters to be presented at, the Annual Meeting and any adjournment or postponement thereof. Holders of the Company's Class A Common Stock and holders of CDIs exchangeable for shares of the Company's Class A Common Stock are not entitled to vote on the matters to be presented at the Annual Meeting or any adjournment or postponement thereof.

Participating in the Annual Meeting

All holders of the Company's common stock or CDIs as of the Record Date are invited to virtually attend and ask questions at the Annual Meeting. **In order to attend the virtual Annual Meeting, you must pre-register before 5:00 p.m. (Eastern Standard Time) on November 18, 2024 by visiting *www.proxyvote.com*, selecting "Attend a Meeting" and providing your unique control number.** Common Stockholders may pre-register using the unique control number that was included in your proxy materials. If your shares of common stock are held in "street name," meaning your shares are held in a brokerage account or by a bank or other nominee, and your proxy materials do not include a control number, you should contact the broker, bank or other nominee that holds your shares with any questions about obtaining a control number. CDI holders should follow the instructions on page 94 of the proxy statement to obtain a control number. You will receive a confirmation e-mail with information on how to attend the meeting. After you have pre-registered, you will be able to participate in the annual meeting by visiting *www.virtualshareholdermeeting.com/NWS2024* and entering the same control number you used to pre-register and as shown in your confirmation e-mail. Class B Common Stockholders may also vote electronically during the Annual Meeting by following the instructions provided on the meeting website during the Annual

Meeting. There will be no physical location for the Annual Meeting this year, and you will not be able to attend the Annual Meeting in person. For more information, please see pages 93-95 of the proxy statement.

Additional Information

Please note that Starboard Value and Opportunity Master Fund Ltd ("Starboard") has provided notice to the Company of its intent submit the Starboard Proposal. You may receive solicitation materials from Starboard, including a proxy statement and blue proxy cards. The Company is not responsible for the accuracy or completeness of any information provided by or relating to Starboard or its nominees contained in solicitation materials filed or disseminated by or on behalf of Starboard or any other statements Starboard or its representatives may make.

The Board of Directors does not endorse the Starboard Proposal and unanimously recommends that you vote "Against" the Starboard Proposal, "For" the nominees proposed by the Board of Directors and named in this proxy statement, and "For" the other proposals recommended by the Board on the WHITE proxy card. The Board strongly urges you to discard and NOT to vote using any blue proxy card sent to you by Starboard. If you have already submitted a blue proxy card, you can revoke that proxy and vote for the matters to be voted on at the Annual Meeting by marking, signing and dating the enclosed WHITE proxy card and returning it in the enclosed postage-paid envelope or by voting via Internet, mobile device or telephone by following the instructions on your WHITE proxy card or WHITE voting instruction form. Only your latest validly executed proxy will count and any proxy may be revoked at any time prior to its exercise at the Annual Meeting as described in the accompanying proxy statement.

By Order of the Board of Directors,

Michael L. Bunder

Michael L. Bunder
Corporate Secretary

October 9, 2024

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on November 20, 2024
The proxy statement and annual report for the fiscal year ended June 30, 2024 are available at ***www.proxyvote.com***.

We expect to make the proxy statement and the form of proxy first available on or about October 9, 2024.

IMPORTANT

**PLEASE VOTE THE WHITE PROXY CARD TODAY "FOR" THE COMPANY NOMINEES AND PROPOSALS
AND "AGAINST" THE STARBOARD PROPOSAL**

WE URGE YOU TO DISCARD AND NOT SIGN ANY BLUE PROXY CARD THAT MAY BE SENT TO YOU BY STARBOARD

If you have any questions or need assistance in voting your shares, please contact our proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
From the U.S. and Canada: 1 (877) 687-1865
From other countries: +1 (412) 232-3651
Banks and brokers may call collect: (212) 750-5833

TABLE OF CONTENTS

Proxy Summary   1

Proposal 1: Election of Directors.   5

Corporate Governance Matters.   13
Corporate Governance Policies.   13
Stockholder Engagement   14
Annual Director Elections and Majority-Voting
    Policy.   15
Director Independence.   15
Independent Oversight and Executive Sessions
    of Independent Directors.   15
Board Leadership Structure   15
Board Committees   17
Director Attendance   19
Board's Role in Strategy   20
Board Oversight of Risk.   20
Environmental, Social and Governance Matters .   21
Diversity   22
Related Person Transactions Policy   22
CEO Succession Planning   23
Annual Board and Committee Evaluations   23
Board Succession Planning and Director
    Nomination Process   24
Stockholder Recommendation of Director
    Candidates.   25
Communicating with the Board   25

Director Compensation.   26
Stock Ownership Guidelines for Non-Executive
    Directors   28

Proposal 2: Ratification of Selection of
Independent Registered Public Accounting Firm . .   29
Fees Paid to Independent Registered Public
    Accounting Firm   29
Audit Committee Pre-Approval Policies and
    Procedures.   30

Report of the Audit Committee.   31

Proposal 3: Advisory Vote to Approve the
Compensation of the Named Executive Officers . .   33

Executive Officers   35

Compensation Discussion and Analysis.   36
Executive Summary   36
Executive Compensation Practices.   41
Named Executive Officer Compensation   42
Comparative Market Data and Industry
    Trends   52
Severance Arrangements   53
Stock Ownership Guidelines for Executive
    Officers   53
Clawback Policies   53
Insider Trading Policy and Prohibition on Hedging
    and Pledging of News Corporation Stock.   54

Report of the Compensation Committee   55

Risks Related to Compensation Policies and
Practices   55

Executive Compensation   56
Summary Compensation Table   56
Grants of Plan-Based Awards Table   58
Outstanding Equity Awards Table.   59
Option Exercises and Stock Vested Table   61
Pension Benefits Table   61
Nonqualified Deferred Compensation Table.   62
Potential Payments upon Termination   63

Pay Ratio   75

Pay versus Performance   76

Equity Compensation Plan Information   81

Security Ownership of News Corporation   82

Proposal 4: The Starboard Proposal   84

Information about the Annual Meeting   88
2024 Proxy Materials.   88
Voting Instructions and Information   88
Participating in the Annual Meeting   93
2025 Annual Meeting of Stockholders   95
Other Matters   95

The Company maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30 in each year. Fiscal 2025, fiscal 2024, fiscal 2023 and fiscal 2022 will include or included 52, 52, 52 and 53 weeks, respectively. Unless otherwise noted, all references to the fiscal years ending June 30, 2025 and the fiscal years ended June 30, 2024, June 30, 2023 and June 30, 2022 relate to the fiscal years ending June 29, 2025 and the fiscal years ended June 30, 2024, July 2, 2023 and July 3, 2022, respectively. For convenience, the Company continues to date its financial statements as of June 30.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this proxy statement.

PROXY SUMMARY

We provide below highlights of certain information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider before you decide how to vote. You should read the entire proxy statement carefully before voting.

2024 Annual Meeting of Stockholders

Date and Time:	November 20, 2024 at 1:00 p.m. (Eastern Standard Time)
Virtual Meeting Location:	The Annual Meeting will be held exclusively via live webcast at *www.virtualshareholdermeeting.com/NWS2024*. For further information about participating in the Annual Meeting, please see "Information About the Annual Meeting—Participating in the Annual Meeting" beginning on page 93.
Record Date:	September 26, 2024
Voting:	■ Holders of Class B Common Stock are entitled to vote on the Internet at *www.proxyvote.com*, by telephone at 1-800-690-6903 or by completing and returning their WHITE proxy card or voting instruction form by 11:59 p.m. (Eastern Standard Time) on November 19, 2024; or by pre-registering and participating in the Annual Meeting at *www.virtualshareholdermeeting.com/NWS2024*.
	■ Holders of Class B CDIs are entitled to vote on the Internet at *www.investorvote.com.au* or by completing and returning their voting instruction form by 5:00 p.m. (Australian Eastern Daylight Time) on November 15, 2024.

Voting Matters

	Page	Voting Standard	Board Vote Recommendation
Proposal 1: Election of Directors	5	Majority of votes cast	FOR each Director nominee
Proposal 2: Ratification of Selection of Ernst & Young LLP as Independent Registered Public Accounting Firm for Fiscal 2025	29	Majority of votes cast	FOR
Proposal 3: Advisory Vote to Approve the Compensation of the Named Executive Officers	33	Majority of votes cast	FOR
Proposal 4: Starboard proposal requesting that the Board take the necessary steps to adopt a recapitalization plan that would eliminate the Company's dual-class capital structure (the "Starboard Proposal")	84	Majority of votes cast	AGAINST

The Board does not endorse the Starboard Proposal and unanimously recommends that you vote "Against" the Starboard Proposal, "For" the nominees proposed by the Board and "For" the other proposals recommended by the Board on the WHITE proxy card. The Board strongly urges you to discard and NOT vote using any blue proxy card that may be sent to you by Starboard.

Corporate Governance Highlights

■ *Leadership transition*. Mr. K.R. Murdoch stepped down from the Board and as Executive Chair of the Company as of the Company's 2023 annual meeting of stockholders on November 15, 2023, at which time Mr. L.K. Murdoch became the sole Chair of the Board, with Mr. Masroor Siddiqui continuing to serve as the independent Lead Director.

■ *Continued share repurchases*. The Company continued to execute on our $1 billion stock repurchase program that includes both classes of common stock.

■ *Continued to enhance the annual ESG report*. The Company has increased transparency of our environmental, social and governance ("ESG") mission, goals and progress through an annual standalone ESG report, which includes indices aligned to the Sustainability Accounting Standards Board ("SASB") and Global Reporting Initiative ("GRI") reporting frameworks.

Corporate Governance Practices

- Annual Election of All Directors
- Majority Vote Standard and Director Resignation Policy in Uncontested Director Elections
- Independent Lead Director with Robust Responsibilities
- Key Standing Board Committees Comprised Solely of Independent Directors
- Executive Sessions of Independent Directors Held at Every Regular Board Meeting
- Annual Board and Committee Self-Evaluations
- Risk Oversight by the Board and Committees
- No Stockholder Rights Plan ("poison pill")

- Director Overboarding Policy
- All Audit Committee Members are "Audit Committee Financial Experts"
- Compensation Committee Oversees Chief Executive Officer ("CEO") Succession Planning Process
- Robust Global Compliance Program including Compliance Steering Committee overseen by the Audit Committee
- Active Stockholder Engagement Program with Unaffiliated Class A and Class B Stockholders
- Comprehensive *Standards of Business Conduct* and *Statement of Corporate Governance*
- Board and Committee Oversight of and Commitment to ESG Matters, including Climate Change and Diversity
- ESG Goals, Efforts and Progress Shared with Stakeholders through Annual ESG Report

Board of Directors

Director	Age	Gender	Director Since	Independent	Other Reporting Company Directorships	Committee Memberships		
						Audit	Compensation	Nominating & Corporate Governance
Lachlan K. Murdoch **Chair**	53	M	2013		1			
Robert J. Thomson **Chief Executive Officer**	63	M	2013		0			
Kelly Ayotte	56	F	2017	X	1		Chair	Member
José María Aznar	71	M	2013	X	0	Member*		Chair
Natalie Bancroft	44	F	2013	X	0		Member	Member
Ana Paula Pessoa	57	F	2013	X	1	Member*		Member
Masroor Siddiqui **Lead Director** [(a)]	52	M	2013	X	0	Member*	Member	

Chair
Member
* Audit Committee Financial Expert

(a) For more details on the Board's leadership structure, including the role and responsibilities of the independent Lead Director, see "Corporate Governance Matters—Board Leadership Structure" beginning on page 15.

Board Nominee Diversity

Gender



43% of our Director nominees (60% of our independent Director nominees) are women

Diversity



6 Director nominees are citizens of countries other than the United States

4 Director nominees self-identify as Asian, Hispanic/Latinx or two or more races/ethnicities

Age



44   Median age: 71
         56 years

Our Director nominees range in age from 44 to 71 years

Qualifications and Experience



| Financial | Strategic Planning | Media | Digital | Consumer Insights | Senior Leadership |

| Public Company CEO | Government/ Public Policy | Outside Board | International Perspective | Diversity |

Fiscal 2024 Business Highlights

- The Company reported revenues of $10.09 billion, a 2% increase compared to $9.88 billion in the prior year.

- Net income was $354 million compared to net income of $187 million in the prior year, which included $231 million of non-cash write-downs and restructuring charges.

- The Company reported Total Segment EBITDA* of $1.54 billion, as compared to $1.42 billion in the prior year.

- Net cash provided by operating activities increased $6 million to $1.10 billion and free cash flow* increased $9 million to $602 million.

- The Company announced a landmark multi-year global partnership with OpenAI.

---

*   Total Segment EBITDA and free cash flow are non-GAAP financial measures. For information on these metrics, as defined by the Company, including reconciliations to the most comparable GAAP measures, please see pages 43 and 51, respectively, of the Company's Annual Report on Form 10-K for the year ended June 30, 2024 filed with the SEC on August 13, 2024.

Executive Compensation Highlights

We Pay for Performance	We Seek to Mitigate Compensation-Related Risk
■ Majority of our named executive officers' ("NEOs"') fiscal 2024 target compensation was "at risk," variable and performance-based ➤ CEO's target compensation is 82% "at risk"	■ Annual compensation risk assessment ■ No guaranteed bonuses ■ Anti-hedging and anti-pledging policy applicable to all Directors and employees, including the NEOs
■ At least 70% of equity compensation and two-thirds of target annual cash incentive compensation is tied to performance against pre-established, specific, measurable financial performance targets**	■ Performance on ethics and compliance and other ESG objectives directly impacts payout of individual qualitative portion of annual cash incentive awards as a negative-only adjustment
■ Balanced mix of diversified long- and short-term performance metrics to incentivize and reward the achievement of multi-dimensional aspects of our operational and long-term business strategy	■ Clawback policies triggered by certain accounting restatements and significant misconduct applicable to performance- and time-based incentive compensation granted to the NEOs and certain other employees
■ No "single trigger" cash severance or automatic vesting of equity awards based solely upon a change in control of the Company	■ Rigorous stock ownership guidelines for all NEOs and Non-Executive Directors (as defined herein)

** Fiscal 2024 target compensation for the Chief Technology Officer and the Chief Human Resources Officer was set prior to their appointments as executive officers of the Company on February 24, 2024.

For additional information on our executive compensation, see the "Compensation Discussion and Analysis," which begins on page 36, and the "Summary Compensation Table" and other related tables and disclosure in "Executive Compensation," which begin on page 56.

PROPOSAL 1:
ELECTION OF DIRECTORS

Our Board has nominated seven Directors for election at this Annual Meeting to hold office until the next annual meeting or until their successors are duly elected and qualified. If, for any reason, any of the Director nominees become unavailable for election, the Directors may reduce the size of the Board or the proxy holders (as defined herein), to the extent permitted under SEC rules, will exercise discretion to vote for a substitute nominee proposed by the Board. The information with respect to principal occupation or employment, other affiliations and business experience was furnished to the Company by the respective Director nominees. The ages shown herein are as of October 9, 2024. Each of the Director nominees has indicated that he or she will be able to serve if elected and has agreed to do so.

Approval of the election of each Director nominee requires the affirmative vote of a majority of the votes cast by holders represented and entitled to vote thereon. Stockholders may vote "For," "Against," or "Abstain" with respect to each Director nominee. Abstentions and broker non-votes, if any, will have no effect on the outcome of the vote on a Director nominee.

The Board remains focused on Board composition. The Nominating and Corporate Governance Committee regularly reviews and evaluates Board composition, including its size and the qualifications, skills and characteristics represented in the current Board, and makes recommendations to the Board as appropriate.

Lachlan K. Murdoch*



Chair

Age **53**

Director since:
June 2013

Key Experience, Qualifications and Board Contributions

- Mr. L.K. Murdoch has unique and extensive knowledge of the Company, its history and its operations through serving as Co-Chair of the Company's Board since 2014 before becoming sole Chair in November 2023, and at the Company's former parent, News Corporation, having served as a Director since 1996 and in senior executive roles, including Deputy Chief Operating Officer, from 1994 to 2005.
- Mr. L.K. Murdoch provides the Board with invaluable insight on long-term strategic planning and execution, large-scale cost rationalization and organizational structure evaluation, gained as Chief Executive Officer and Executive Chair of Fox Corporation and as Executive Chairman of Fox Corporation's former parent, Twenty-First Century Fox, Inc. ("21st Century Fox").
- Mr. L.K. Murdoch's executive leadership roles at a number of media companies also allow him to offer impactful guidance to the Board and leadership team on how the rapidly changing digital media landscape affects News Corp's businesses.

Other Key Skill Sets

- Led many significant transactions, including News Corp's purchase of a controlling stake in REA Group, a leading online real estate business in Australia, which began with an original cash investment of approximately $1 million and resulted in a corporate asset that is currently valued in excess of $10 billion
- Extensive operational, strategic and financial experience serving in several senior leadership positions within Fox Corporation, 21st Century Fox and News Corporation, including as Deputy Chief Operating Officer, with oversight of HarperCollins and the Company's Australian businesses, including REA, Chairman of News Limited (now known as News Corp Australia); Publisher of the New York Post and on the Board of Foxtel
- Strong leadership in developing global strategies and guiding the overall corporate agenda

Employment and Other Experience

2019 – Present	Executive Chair, **Fox Corporation** (a news, sports and entertainment company)
2018 – Present	Chief Executive Officer, **Fox Corporation**
2015 – 2019	Executive Chairman, **21st Century Fox** (a diversified global media and entertainment company)
2014 – 2015	Co-Chairman, **21st Century Fox**
2005 – Present	Executive Chairman, **Illyria Pty Ltd** (a private company)
2009 – 2022	Executive Chairman, **NOVA Entertainment** (an Australian media company)
2012 – 2014	Non-Executive Chairman, **Ten Network Holdings Limited** (an Australian media company)
2011 – 2012	Acting Chief Executive Officer, **Ten Network Holdings Limited**
2000 – 2005	Deputy Chief Operating Officer, **News Corporation** (the Company's former parent)
1994 – 2005	Various roles, **News Corporation**

Other Corporate Directorships

Fox Corporation (2019 – present)
21st Century Fox (formerly News Corporation) (1996 – 2019)
Ten Network Holdings Limited (2010 – 2014)

---

* Mr. L.K. Murdoch is the son of Mr. K.R. Murdoch, who served as the Company's Executive Chair until November 2023.

Robert J. Thomson



Chief Executive

Age **63**

Director since:
June 2013

Key Experience, Qualifications and Board Contributions

- Mr. Thomson has been central in publishing industry efforts to negotiate fair payments from social media and other technology companies for news content that they benefit from, contributing to News Corp's historic levels of profitability since fiscal 2022.
- Under his management and leadership, *The Wall Street Journal* was consistently one of the most innovative and successful newspapers in the U.S. Mr. Thomson greatly expanded *The Wall Street Journal*'s global reach through the digital initiatives of WSJ.com, and as Managing Editor of the U.S. edition of the *Financial Times*, Mr. Thomson led its drive into the U.S. market, where sales trebled during his tenure.
- Mr. Thomson's keen understanding of the evolving U.S. and international markets in which the Company operates and his commitment to generating high quality content make him a valuable resource for the Board.

Other Key Skill Sets

- Extensive business, operational and international experience in the publishing industry through his career as a financial journalist, foreign correspondent and editor
- Demonstrated ability to deliver financial results as a leader across an array of diverse media properties with unique business models, technologies and customers

Employment and Other Experience

2013 – Present	Chief Executive, **News Corp**
2008 – 2012	Editor-in-Chief, **Dow Jones**
2008 – 2012	Managing Editor, ***The Wall Street Journal***
2007 – 2008	Publisher, **Dow Jones**
2002 – 2007	Editor, ***The Times* of London**
1998 – 2002	Managing Editor (U.S. edition), ***Financial Times***
1985 – 1998	Various roles, ***Financial Times***

Kelly Ayotte



Independent Director

Age **56**

Director since:
April 2017

Committees:
- **Compensation (Chair)**
- **Nominating and Corporate Governance**

Key Experience, Qualifications and Board Contributions

- Ms. Ayotte brings to the Board strong leadership and strategic planning skills as well as in-depth knowledge in the areas of public policy, government and law from her experience as a U.S. Senator, Attorney General, Deputy Attorney General and Chief of the Homicide Prosecution Unit for New Hampshire.
- Ms. Ayotte offers valuable insights on private sector innovation from her service on the Senate Commerce Committee, including on its Subcommittee on Communications, Technology, Innovation and the Internet, as well as financial experience from her service on the Senate Budget Committee.
- Ms. Ayotte's legal and government background and her experience on the boards of other public companies enhance her skills and qualifications to lead the Company's Compensation Committee.

Other Key Skill Sets

- Valuable perspective on political, governmental and regulatory matters as a result of her legal experience and in-depth knowledge of public policy and government
- Deep understanding of risk management and corporate governance and social initiatives gained through her legal, government and public company board experience

Employment and Other Experience

2011 – 2017	United States Senator for the State of New Hampshire
2004 – 2009	Attorney General, State of New Hampshire
2003 – 2004	Deputy Attorney General, State of New Hampshire
2003 – 2003	Legal Counsel to Governor Craig Benson, State of New Hampshire
2001 – 2003	Chief of the Homicide Prosecution Unit, State of New Hampshire

Other Corporate Directorships

Blackstone Inc. (2019 – present)
Blink Health LLC (2018 – present)
Cirtronics (2021 – present)
Boston Properties, Inc. (2018 – 2024)
BAE Systems, Inc. (2017 – 2024)
Caterpillar Inc. (2017 – 2023)
Bloom Energy Corporation (2017 – 2019)

José María Aznar



Independent Director

Age **71**

Director since: **June 2013**

Committees:
- **Audit**
- **Nominating and Corporate Governance (Chair)**

Key Experience, Qualifications and Board Contributions

- Mr. Aznar brings to the Board strategic planning expertise and leadership skills from his extensive experience including serving as President of Spain.
- Mr. Aznar provides valuable international perspective into government and public policy matters, offering unique and deep knowledge with respect to countries where the Company operates globally.
- Mr. Aznar brings to his role as Nominating and Corporate Governance Committee Chair strong knowledge of corporate governance and strategy gained through his governmental and corporate board experience.

Other Key Skill Sets

- International economic policy experience gained overseeing Spain's participation in the Eurozone, financial and risk management expertise developed as a leader at the highest levels of government and training as a public accountant
- Digital and technology experience from his service on the Board of Afiniti Ltd., a developer of artificial intelligence systems

Employment and Other Experience

1989 – Present	President, **Foundation for Social Studies and Analysis** (a political research and educational organization focused on Spain)
2014 – Present	President, **el Instituto Atlántico de Gobierno** (an organization for higher education that he founded)
2018 – Present	Special Advisor, **Latham & Watkins LLP** (a law firm)
2004 – 2016	Honorific President, **Partido Popular of Spain**
2012 – 2015	Distinguished Fellow, Chair of the Atlantic Basin Initiative, School of Advanced International Studies, **Johns Hopkins University**
2004 – 2012	Distinguished Scholar in the Practice of Global Leadership, **Georgetown University**
2005 – 2006	Member, **State Council of Spain**
1996 – 2004	President of Spain
1990 – 2004	Executive President, **Partido Popular of Spain**

Other Corporate Directorships

Afiniti Ltd. (2016 – present)
21st Century Fox (2006 – 2013)

Natalie Bancroft



**Independent
Director**

Age **44**

Director since:
June 2013

Committees:
- **Compensation**
- **Nominating
  and Corporate
  Governance**

Key Experience, Qualifications and Board Contributions

- Ms. Bancroft has developed deep knowledge of strategic planning, corporate governance, management succession planning, global brands and risk management through her public company board and committee service, adding valuable perspective to the deliberations of the Board.
- Ms. Bancroft has served as a Director of the Company's predecessor since its acquisition of Dow Jones in 2007.
- Ms. Bancroft also brings experience with business development and management processes gained as a technology company founder.

Other Key Skill Sets

- Global perspective due to her international and culturally diverse background
- Background in journalism and arts

Employment and Other Experience

2020 – 2022	Co-Founder, **SpoonFull LLC** (a technology company focused on independent restaurant supply chains)
2019 – 2022	Director, **California Ballet** (a professional ballet company)
2016 – 2021	Director, **Pacific Arts Society** (a non-profit performing arts company)

Other Corporate Directorships

21st Century Fox (2007 – 2013)

Ana Paula Pessoa



Independent Director

Age **57**

Director since:
June 2013

Committees:
- **Audit**
- **Nominating and Corporate Governance**

Key Experience, Qualifications and Board Contributions

- Ms. Pessoa contributes digital and technology expertise from her leadership roles at Kunumi Inteligencia Artificial SA ("Kunumi"), a leading Brazilian artificial intelligence company, before its sale in 2024, and her leadership of and investment in technology companies.
- Ms. Pessoa brings to the Board strong strategic leadership, business development and financial skills, including from her roles with Kunumi and Brunswick Group and serving as Chief Financial Officer of the Olympic Games and Globo Organizations.
- Ms. Pessoa also has in-depth knowledge of the media industry, having gained extensive experience during her tenure at Globo with its newspaper, Internet, cable and satellite television and telecom operations.

Other Key Skill Sets

- Risk management oversight experience specific to digital and technology-forward companies, including cybersecurity and artificial intelligence, gained through her tenure at Kunumi and other technology companies
- Extensive leadership, strategic planning and corporate governance experience gained through her executive leadership positions and public company board service

Employment and Other Experience

2000 – Present	Founder and Partner, **Avanti SC** (a strategic planning firm)
2017 – 2024	Partner, **Kunumi** (an artificial intelligence company in Brazil)
2017 – 2023	Director, **Kunumi**
2017 – 2022	Chair, **Kunumi**
2017 – 2019	Chief Strategy Officer, **Kunumi**
2015 – 2017	Chief Financial Officer, **2016 Olympic and Paralympic Summer Games** (Rio de Janeiro)
2012 – 2015	Partner, **Brunswick Group** (an international corporate communications firm)
2011 – 2015	Partner, **Black-Key Participações SA** (a company investing in digital start-up companies in Brazil)
2011 – 2015	Partner, **Neemu Internet** (an e-commerce technology firm)
2001 – 2011	Chief Financial Officer, **Globo Organizations** (a media group in South America)
1993 – 2001	Various roles, **Globo Organizations**

Other Corporate Directorships

Cosan S.A. (2022 – present)
Suzano S.A. (2019 – 2024)
Credit Suisse Group AG (2018 – 2023)
Vinci SA (2015 – 2023)

Masroor Siddiqui



**Independent
Lead Director**

Age **52**

Director since:
June 2013

Committees:
- **Audit (Chair)**
- **Compensation**

Key Experience, Qualifications and Board Contributions

- Mr. Siddiqui has deep expertise in finance, investment and global markets, as a result of his executive leadership roles with Naya Capital Management UK and other global investment firms.
- Mr. Siddiqui brings extensive experience evaluating businesses in media, technology and other industries relevant to the Company's businesses.
- Mr. Siddiqui provides expertise in financial oversight and accounting through his financial executive experience, enhancing the Audit Committee's oversight of risks that may arise out of financial planning and reporting.

Other Key Skill Sets

- Extensive experience leading complex organizations on the alignment of financial and strategic objectives and an understanding of cost discipline and organizational structure through his experience as a chief executive officer

Employment and Other Experience

2012 – Present	Chief Executive Officer, **Naya Capital Management UK Limited** (an investment firm that he co-founded)
2009 – 2011	Partner, **Children's Investment Fund Management** (UK) LLP (a hedge fund)
2006 – 2009	Managing Director, **Canyon Partners** (an investment firm)
2004 – 2006	Senior Vice President, **Putnam Investments** (an investment firm)

FOR ✓ **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE ON THE WHITE PROXY CARD.**

CORPORATE GOVERNANCE MATTERS

The Company is committed to maintaining a strong ethical culture and robust governance practices that benefit the long-term interests of stockholders. Our Board regularly reviews and updates its compliance and training programs and corporate governance policies and practices in light of stockholder feedback, changes in applicable laws, regulations and stock exchange requirements and the evolving needs of the Company's businesses. Our corporate governance practices include:

Board Composition and Practices	- Majority of independent Directors - Independent Lead Director with robust responsibilities - Executive sessions of independent Directors held at every regular Board meeting - Annual Board and committee self-evaluations - Director overboarding policy, with which all current Board members comply
Board Committees	- Key standing Board Committees comprised solely of independent Directors - Committees authorized to retain independent advisors - All Audit Committee members are "audit committee financial experts" - Compensation Committee oversees CEO succession planning process
Stockholder Rights and Engagement	- Annual election of all Directors - Majority vote standard and Director resignation policy in uncontested Director elections - Annual stockholder advisory vote to approve NEO compensation - Active stockholder engagement program with our unaffiliated Class A and Class B stockholders that includes participation by independent Directors - No stockholder rights plan ("poison pill")
Strategy, Risk, Compliance and ESG Oversight	- Board sets the strategic vision for the Company - Annual review of long-term strategic plan and discussion of strategy at every regular meeting - Board oversees management's identification and management of risk - Involvement at both full Board and individual committee level - Audit Committee assists the Board in its oversight of the Global Compliance Program and the activities of the Company's Compliance Steering Committee - Board and its Committees oversee ESG matters - Company's goals, efforts and progress on such matters shared with stakeholders through annual ESG report
Equity and Compensation	- Stock ownership guidelines for the NEOs and Non-Executive Directors - Prohibitions on hedging and pledging Company stock by Directors and employees, including the NEOs - Clawback policies triggered by certain accounting restatements and significant misconduct applicable to performance- and time-based incentive compensation granted to the NEOs and certain other employees

Corporate Governance Policies

The Board has adopted a *Statement of Corporate Governance* that sets forth the Company's corporate governance guidelines and practices. The *Statement of Corporate Governance* addresses, among other things, the composition and functions of the Board and its committees, Director independence, Board membership criteria, Director compensation and equity ownership requirements and management evaluation and succession.

The Board has also adopted the *Standards of Business Conduct*, which are applicable to all

Directors, officers and employees of the Company. The *Standards of Business Conduct* confirm the Company's policy to conduct its affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics.

The *Statement of Corporate Governance*, the *Standards of Business Conduct* and each of the Board committee charters, along with other corporate governance policies, are available on the

Company's website at ***www.newscorp.com*** under "Corporate Governance." If the Company waives the *Standards of Business Conduct* or amends certain of its provisions with respect to any executive officer or Director, it will post the amendment or waiver at the same location on its website, as required by applicable rules, within four business days following the amendment or waiver.

Stockholder Engagement

The Board believes that continual and transparent communication with our stockholders is a key component of strong corporate governance. The Board views stockholder outreach as an area of priority and oversees the Company's engagement program, which includes a specific focus on corporate governance. Our independent Directors, including our Lead Director, also directly participate in certain engagements. In fiscal 2024, our outreach program included engagement with unaffiliated stockholders representing over 30% of the outstanding Class B Common Stock and over 60% of the outstanding Class A Common Stock.

The Board strongly values the feedback our stockholders have provided on a wide range of topics, including Board oversight of our business strategy, capital allocation, capital structure, corporate governance, Board composition, management succession planning, executive compensation, sustainability and the Company's financial and operating performance. This input is shared with the Board and its relevant committees and informs the Company's strategy and policies as we seek to build long-term value for our stockholders.

For example, in line with feedback received from stockholders, in fiscal 2024 the Company:

- focused on differentiating News Corp from some of our global peers, by emphasizing Dow Jones and, in particular, the professional information business;

- continued transformation of the Company to increase the mix of digital and recurring revenues;

- broadened content licensing agreements to include a new partnership with OpenAI and continued the implementation of artificial intelligence to support and enhance operations throughout the Company;

- continued transparency of our environmental, social and governance mission, goals and progress through publication of our annual ESG report, which includes indices aligned to SASB and GRI reporting frameworks;

- reviewed Board and Company leadership — following Mr. K.R. Murdoch's stepping down from the Board and as Executive Chair of the Company as of the Company's 2023 annual meeting of stockholders, Mr. L.K. Murdoch became the sole Chair of the Board and the Board designated the Chief Technology Officer and Chief Human Resources Officer as additional executive officers of the Company;

- continued executing on our $1 billion stock repurchase program that includes both classes of common stock; and

- maintained a focus on a healthy balance sheet, strong cash generation and cost reduction initiatives.

Annual Director Elections and Majority-Voting Policy

All Directors are elected annually by our stockholders. In an uncontested election, each Director must be elected by a majority of the votes cast, meaning that the number of votes cast "For" a Director's election must exceed the number of votes cast "Against" that Director's election. In a contested election, each Director will be elected by a plurality of votes cast. Under our *Statement of Corporate Governance*, an incumbent Director who does not receive a majority of votes cast in an uncontested election must submit his or her resignation to the Board within 10 days. Within 90 days of the date of the certification of the election results, the Board will determine, considering all factors it deems relevant (including those set forth in our *Statement of Corporate Governance*), whether to accept the resignation.

Director Independence

Our *Statement of Corporate Governance* requires that the Board be comprised of a majority of "independent directors" in accordance with the listing rules of The Nasdaq Stock Market, LLC ("Nasdaq"). The Board, upon the recommendation of the Nominating and Corporate Governance Committee, will review and determine the independence of each Director at least annually and at other times as appropriate. The Board considers all relevant facts and circumstances in making an independence determination as to each Director, including but not limited to any relationships and transactions between the Director (and his or her immediate family members and affiliated entities) and the Company and its affiliates.

As a result of its review in August 2024, the Board affirmatively determined that Mmes. Ayotte, Bancroft and Pessoa and Messrs. Aznar and Siddiqui are independent under the standards set forth in Nasdaq listing rules.

Independent Oversight and Executive Sessions of Independent Directors

The Board believes its independent oversight function is further enhanced by our Audit, Compensation and Nominating and Corporate Governance Committees being comprised entirely of independent Directors.

In addition, the independent Directors of the Board generally meet in executive session without management present at every regularly scheduled Board meeting and other times as appropriate. During fiscal 2024, the independent Directors met in executive session 4 times.

Board Leadership Structure

Chair	Chief Executive	Independent Lead Director
Lachlan K. Murdoch	Robert Thomson	Masroor Siddiqui

Our Board leadership consists of our Chair, Chief Executive, independent Lead Director and strong committee chairs. Mr. Thomson, who serves as the Chief Executive and a Director, is considered an executive officer of the Company.

Mr. K.R. Murdoch stepped down from the Board and as Executive Chair of the Company as of the Company's 2023 annual meeting of stockholders on November 15, 2023, at which time Mr. L.K. Murdoch became the sole Chair of the Board. In his current role as Chairman Emeritus, Mr. K.R. Murdoch serves as a consultant to the Board and/or committees of the Board and may attend Board and committee meetings, although his attendance does not count for quorum purposes and he does not have any of the responsibilities or liabilities of a Director, nor any of a Director's rights, powers or privileges.

Our *Statement of Corporate Governance* provides that the Board is responsible for establishing and maintaining the most effective leadership structure for the Company. To retain flexibility in carrying out this responsibility, the Board does not have a policy on whether the Chair of the Board shall be an independent member of the Board. However, if the Chair is not an independent Director, an independent Director shall be designated by a majority of the independent Directors

of the Board to serve as Lead Director for a period of at least one year. Mr. Siddiqui, an independent Director, currently serves as our Lead Director.

The Board believes our current leadership structure is effective, provides independent Board leadership and serves the best interests of our stockholders at this time. The Board believes that this structure allows our Chief Executive to focus on his duties in managing the day-to-day operations of the Company, while benefiting from Mr. L.K. Murdoch's invaluable knowledge and expertise regarding the Company's businesses and strategies. In addition, the Board believes that the role of the Lead Director is structured with sufficient authority to serve as an effective counter-balance to management.

Lead Director Duties and Responsibilities	
■ Presiding over all meetings of the Board at which the Chair is not present, including executive sessions of the independent Directors	■ Calling meetings of the independent Directors, if desired
■ Communicating to the Chair feedback from executive sessions, as appropriate	■ Participating in the Compensation Committee's evaluation of the performance of the CEO
■ Serving as liaison between the Chair and the independent Directors	■ Supervising annual self-evaluations of the Directors in coordination with the Nominating and Corporate Governance Committee
■ Meeting with the Audit Committee and/or the Compliance Steering Committee periodically	■ Supervising the Board's determination of the independence of its Directors
■ Approving Board meeting agendas and information sent to the Board	■ Ensuring availability for consultation and direct communications, if requested by major stockholders
■ Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items	

Masroor Siddiqui has served as Lead Director since November 2022. In recognition of his strong leadership and skills, the independent Directors re-elected Mr. Siddiqui as Lead Director in August 2024 to serve a term ending at the 2025 annual meeting of stockholders or until his successor is elected and qualified. Mr. Siddiqui has performed duties beyond the required duties set forth above, which included:

- serving in a leadership role among the independent Directors and regularly consulting them between meetings;

- regularly meeting with senior management, including to report feedback from the independent Directors; and

- meeting with unaffiliated holders of both Class A Common Stock and Class B Common Stock, and reporting feedback from these stockholders to the full Board.

The Board reviews its leadership structure at least annually, taking into account the responsibilities of the leadership positions and the Directors qualified to hold such positions. In conducting this review, the Board considers, among other things: (i) our policies and practices that provide independent Board oversight, (ii) the effect a particular leadership structure may have on Company performance, (iii) the structure that serves the best interests of our stockholders, and (iv) any relevant legislative or regulatory developments. The Board will continue to monitor the appropriateness of this leadership structure.

Board Committees

The Board has three key standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each committee is governed by a written charter approved by the Board. For more information, see "—Corporate Governance Policies."

Audit Committee	Primary Responsibilities
Met 7 times in fiscal 2024 **Members** Masroor Siddiqui (Chair) José María Aznar Ana Paula Pessoa	Assist the Board in its oversight of: ■ the Company's accounting and financial reporting processes and systems of internal control, including the audits of the Company's financial statements and the integrity of its financial statements; ■ the qualifications, independence and performance of the Company's independent registered public accounting firm and the performance of the Company's corporate auditors and corporate audit function; ■ the Company's compliance with legal and regulatory requirements involving financial, accounting and internal control matters; ■ investigations into complaints concerning financial matters; ■ risks that may have a significant impact on the financial statements; ■ the Global Compliance Program and the activities of the Compliance Steering Committee; ■ the Company's policies and practices with respect to risk assessment and risk management, including discussing with management the Company's major financial and cyber-related risk exposures and steps taken to monitor and control such exposures; and ■ the review, approval and ratification of related person transactions. **Financial Expertise and Independence** The Board has determined that all of the members of the Audit Committee are financially literate (in accordance with Nasdaq listing rules), "audit committee financial experts" (as defined under SEC rules) and independent (in accordance with SEC rules and Nasdaq listing rules for directors and audit committee members). **Report** The Report of the Audit Committee is set forth beginning on page 31 of this proxy statement.

Compensation Committee	**Primary Responsibilities**
Met 4 times in fiscal 2024 **Members** Kelly Ayotte (Chair) Natalie Bancroft Masroor Siddiqui	■ to review and approve goals and objectives relevant to the compensation of the CEO, evaluate the performance of the CEO and recommend to the Board the compensation of the CEO; ■ to consider, authorize and oversee the incentive compensation plans in which the Company's executive officers participate and the Company's equity-based plans, including the granting of awards thereunder; ■ to review and approve equity awards and other fixed and performance-based compensation, benefits and terms of employment of the executive officers and such other senior executives as identified by the Compensation Committee; ■ to review and approve employment and severance arrangements for executive officers, including employment, separation, change-in-control and similar agreements; ■ to review and approve or ratify principal terms of other employment and separation arrangements that meet certain criteria (e.g., exceed certain compensation thresholds) set by the Compensation Committee; ■ to review the recruitment, retention, compensation, termination and severance policies and other benefit plans for senior executives; ■ to review and assist with the development of executive succession plans and to consult with the CEO regarding the selection of senior executives; ■ to review annually the form and amount of compensation of Non-Executive Directors for service on the Board and its committees and to recommend changes to the Board as appropriate; ■ to review the Company's compensation policies and practices for its employees to determine whether they create risks that are reasonably likely to have a material adverse effect on the Company; ■ to oversee engagement and communications with stockholders on executive compensation and human capital matters, and review and assess the results of stockholder votes on executive compensation matters, including the Company's most recent advisory vote on executive compensation; ■ to approve the Company's clawback policies, oversee their administration and review and revise the same from time to time as appropriate; and ■ to assist the Board, as necessary, in reviewing and assessing the Company's risks, opportunities, strategies and policies related to human capital management, including with respect to matters such as diversity, equity and inclusion, health, safety and security, workforce engagement and culture, and talent development and retention. **Independence** The Board has determined that all of the members of the Compensation Committee are "non-employee directors" (within the meaning of Rule 16b-3 of the Exchange Act) and independent (in accordance with SEC rules and Nasdaq listing rules for directors and compensation committee members). **Delegation** Pursuant to its charter, the Compensation Committee may delegate its authority to one or more subcommittees, members of the Board or officers of the Company, to the extent permitted by law, when it deems appropriate and in the best interests of the Company. The Compensation Committee has delegated to Mr. Thomson or his designee the authority to make awards of stock-based compensation within certain prescribed limits to eligible employees and other service providers who are not Section 16 officers or Directors of the Company. Any awards made by Mr. Thomson pursuant to this authority are reported to the Compensation Committee on an annual basis. Further discussion of the processes and procedures for the consideration and determination of the compensation paid to the NEOs during fiscal 2024, including discussion of the role of compensation consultants, is found in the section titled "Compensation Discussion and Analysis" below. **Report** The Report of the Compensation Committee is set forth on page 55 of this proxy statement.

Nominating and Corporate Governance Committee	**Primary Responsibilities**
Met 4 times in fiscal 2024 **Members** José María Aznar (Chair) Kelly Ayotte Natalie Bancroft Ana Paula Pessoa	■ to develop and recommend to the Board criteria for identifying and evaluating Director candidates and periodically review these criteria; ■ to review the qualifications of candidates for Director suggested by Board members, stockholders, management and others in accordance with criteria recommended by the Nominating and Corporate Governance Committee and approved by the Board; ■ to establish procedures for consideration of Board candidates recommended for the Nominating and Corporate Governance Committee's consideration by the Company's stockholders; ■ to consider the performance, contributions and independence of incumbent Directors in determining whether to nominate them for re-election; ■ to recommend to the Board a slate of nominees for election or re-election to the Board at each annual meeting of stockholders; ■ to recommend to the Board candidates to be elected to the Board as necessary to fill vacancies and newly created directorships; ■ to make recommendations to the Board as to determinations of Director independence; ■ to advise and make recommendations to the Board on corporate governance matters, including with respect to stockholder engagement and stockholder proposals; ■ to develop and recommend to the Board, in coordination with the Lead Director, an annual self-evaluation process for the Board; ■ to monitor and evaluate the orientation and training needs of Directors and make recommendations to the Board where appropriate; ■ to oversee a succession planning process for the Board and its committees, including as to key Board and committee leadership roles; ■ to assist the Board, as necessary, in reviewing and assessing the Company's risks, opportunities, strategies and policies related to ESG matters relevant to its business, to the extent not the responsibilities of other committees; and ■ to review periodically the Company's policies and practices regarding political contributions. **Independence** The Board has determined that all of the members of the Nominating and Corporate Governance Committee are independent (in accordance with SEC rules and Nasdaq listing rules applicable to directors).

Director Attendance

Our *Statement of Corporate Governance* provides that Directors are expected to attend meetings of the Board and meetings of the Board committees on which they serve. During fiscal 2024, the Board held six meetings. Each of our current Directors attended at least 75% of the aggregate number of meetings of the Board and the committees of the Board on which he or she served.

Directors are also encouraged to attend and participate in the Company's annual meeting of stockholders. All eight of the then-serving Directors attended the annual meeting of stockholders held by the Company in November 2023 attended such meeting.

Board's Role in Strategy

Our Board sets the strategic vision for the Company. As part of this process, the Board reviews the Company's long-term strategic plan at least annually and monitors implementation of the strategic plan throughout the year.

The Board generally discusses strategy at every regular meeting and occasionally holds sessions devoted entirely to strategy.

Board Oversight of Risk

Risk management is primarily the responsibility of management; however, the Board oversees the Company's processes for identifying, assessing and managing the significant risks facing the Company. The Board regularly reviews the Company's significant risks and the responsibilities of management and the Board's committees in assisting the Board in its risk oversight.

The Board does not view risk in isolation; it considers risks in making significant business decisions and as part of the Company's overall business strategy. The Board uses various means to fulfill its oversight responsibility. The Board, and its committees, as appropriate, regularly receive and discuss periodic updates from the CEO, CFO, General Counsel and other members of senior management regarding significant risks to the Company, including in connection with its annual review of the Company's business plan and its review of budgets, strategy and major transactions. These discussions include operational, strategic, legal, regulatory, financial, reputational, cybersecurity and health, safety and security risks, and the plans to address these risks. The Board also receives semi-annual reports on the Audit Committee's work to continually monitor risk described below.

To assist the Board in its oversight of critical risks, the Company also undertakes a risk assessment process culminating in semi-annual reports to the Audit Committee and the Board. The Corporate Audit Department continually monitors the risk profile of the Company and works with management at headquarters and the business units to conduct a risk assessment survey based on inputs from hundreds of employees throughout our businesses to identify, review and update an assessment of short-, intermediate- and long-term risks that the Company faces, in light of strategic priorities and industry and emerging trends. This process utilizes a heat map that consolidates key risks globally and identifies their probability and impact, and also identifies risk owners and steps taken by management to mitigate such risks based on their assessed impact and

immediacy. These exercises inform the preparation of a risk-based audit plan to cover and address the effectiveness of control activities in critical areas.

Each of the Board's standing committees assists the Board in overseeing the management of the Company's risks within the areas delegated to that committee and reports to the full Board as appropriate. In particular:

- The Audit Committee assists the Board in its oversight of risks that have a significant impact on the Company's financial statements and is responsible for reviewing the Company's policies and practices with respect to risk assessment and management, including discussing with management the Company's major financial and cyber-related risk exposures and the steps that have been taken to monitor and control such exposures.

- The Audit Committee has primary responsibility for overseeing risks related to cybersecurity. The Audit Committee generally receives reports at least quarterly from the Company's Chief Technology Officer and Chief Information Security Officer, who lead our global cybersecurity organization with the support of designated risk leaders for each of our business units, on our cybersecurity program covering various topics, including incident reporting, review of the global cyber risk map and updates on National Institute of Standards and Technology (NIST) maturity assessments, employee training, technology solutions and other practices designed to minimize the risks associated with cybersecurity threats.

- The Audit Committee oversees the activities of the Company's Compliance Steering Committee, including management of the Company's Global Compliance Program. The Compliance Steering Committee is chaired by

the Chief Compliance Officer, who reports to the General Counsel, and reports to the Audit Committee at least quarterly.

- The Compensation Committee monitors risks associated with the design and administration of the Company's compensation programs, including an annual review and assessment of the Company's compensation programs and practices, and risks associated with human capital management matters, including with respect to diversity; health, safety and security; workforce engagement and culture; and talent development and retention. For more information, please see

"Risks Related to Compensation Policies and Practices."

- The Nominating and Corporate Governance Committee oversees risks related to the Company's corporate governance, including the Board's continued ability to provide independent oversight of management, and risks associated with ESG matters, to the extent not the responsibility of other committees.

The Board and its committees have full access to management, as well as the ability to engage advisors.

Environmental, Social and Governance Matters

At News Corp, as we strive to educate, enlighten and entertain people around the world, we believe in protecting the environment, pursuing strong governance practices, fostering an engaged workforce and contributing to the communities in which we live and work. Oversight of ESG is integrated into the purview of the Board and its Committees, all of whom report to the Board on these issues regularly, including as follows:

- The Nominating and Corporate Governance Committee is responsible for reviewing ESG matters relevant to the Company's business to the extent not the responsibility of other committees, including environmental sustainability, corporate governance and political contributions.

- The Audit Committee oversees the activities of the Compliance Steering Committee, including management of our Global Compliance Program. It is also responsible

for reviewing the Company's policies and practices with respect to risk assessment and management (see also "—Board Oversight of Risk"). In addition, the Audit Committee has primary responsibility for cybersecurity, data protection and privacy.

- The Compensation Committee sets incentive compensation, which includes the consideration of ESG factors, for the Company's executive officers. It is also responsible for assisting the Board in reviewing and assessing the Company's risks, opportunities, strategies and policies related to human capital management, including with respect to matters such as diversity, health, safety and security, workforce engagement and culture and talent development and retention (see also " —Diversity" below).

ESG Report

In October 2024, the Company continued to provide increased transparency of our goals, efforts and progress on climate change, diversity and other aspects of our environmental, social and governance mission through publication of our fourth annual ESG report, which includes indices aligned to SASB and GRI reporting frameworks. The 2024 ESG report and more information about our efforts in this area are available on our website at *www.newscorp.com/news-corp-esg-report*.

Diversity

The Company seeks to foster an environment where all employees can feel valued, included and empowered to bring great ideas to the table. To achieve this and provide equal employment opportunities, the Company is committed to cultivating diversity and broadening the opportunity for inclusion across our businesses.

The Company maintains a *Corporate Diversity Statement*, which describes our longstanding diversity objectives and efforts. Specifically, such efforts focus on:

- across our workforce, reflecting the diverse audiences we serve;

- fostering an environment that embraces and values all perspectives and experiences and provides equal opportunities for growth and advancement; and

- engaging with our readers, audiences and customers in ways that reflect and respect a rich diversity of viewpoints, and enhancing the communities where we live and work.

The *Corporate Diversity Statement* is available on the Company's website at **www.newscorp.com/corporate-governance** and additional information about diversity at News Corp is available in the 2024 ESG report at **www.newscorp.com/news-corp-esg-report**.

The Board and its Committees oversee efforts in this area, including through:

- the Compensation Committee's annual assessment of progress towards the Company's diversity objectives and report on such review to the Board;

- the Nominating and Corporate Governance Committee's oversight of Board succession planning;

- the Compensation Committee's review of executive succession planning and its review and assessment of the Company's risks, opportunities, strategies and policies related to human capital management; and

- the Audit Committee's oversight of the Compliance Steering Committee and enforcement of the *Standards of Business Conduct*.

The Company and its business units have implemented diversity programs and practices tailored to their respective industries and geographies. The Company's efforts to promote diversity, while seeking to provide equal employment opportunities for all applicants and employees, include, among other things, its talent attraction programs and practices, such as seeking to build diverse candidate pools and pipelines and promoting equitable recruitment and hiring practices; employee development and training; and efforts to strengthen a culture of inclusion, such as through mentoring and inclusivity programs.

Related Person Transactions Policy

Procedures for Approval of Related Person Transactions

The Audit Committee has established written procedures for the review of related person transactions. Pursuant to these procedures, the Audit Committee reviews and approves, ratifies or disapproves, as appropriate, transactions, arrangements or relationships in which the Company or any of its subsidiaries is a participant, the aggregate amount involved exceeds $120,000 and a Director, Director emeritus, Director nominee, executive officer, 5% holder of the Company's voting stock or an immediate family member of any of the foregoing has a direct or indirect material interest.

When determining whether to approve or ratify a related person transaction, the Audit Committee shall consider all relevant facts and circumstances, including, but not limited to: whether the transaction

is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; the business reasons for the transaction; whether the transaction would impair the independence of an independent Director; and whether the transaction would present an improper conflict of interest for any Director or executive officer of the Company, taking into account the nature of the transaction and the Director or executive officer's interest in the transaction. The Audit Committee shall not approve or ratify a related person transaction unless it has determined that, upon consideration of all relevant information, the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders. No Director will participate in any discussion or approval of a related person transaction for which he or she

(or an immediate family member) is a related person, except that such Director will provide all material information concerning the transaction to the Audit Committee.

Certain Relationships

All of the transactions described below were reviewed and approved or ratified by the Audit Committee or the Board.

News Corp Australia, a division of the Company, and its subsidiaries purchase advertising on an arms-length, ordinary course basis from NOVA Entertainment ("NOVA"), in which Mr. L.K. Murdoch, Chair of the Company, holds an indirect 100% interest. In fiscal 2024, News Corp Australia's aggregate expense under such transactions was approximately $2.3 million. In addition, News Corp Australia receives advertising revenue on an arms-length, ordinary course basis from NOVA purchases and through production arrangements pursuant to which advertising revenue is shared with NOVA. In fiscal 2024, News Corp Australia's aggregate revenue under such transactions was approximately $2.7 million.

During fiscal 2024, News Corp Australia, NXE Australia Pty Limited ("Foxtel") (in which the Company owns a 65% interest), REA Group Limited (in which the Company owns a 61.4% interest) and NOVA were holders of equity interests in ScaleUp MediaFund 3.0 Trust ("ScaleUp"), a business that provides advertising to start-up companies in exchange for equity interests in such companies. The unitholders' deed governing ScaleUp provides that over the three-year period beginning March 1, 2023, News Corp Australia is to contribute up to $5,000,000 AUD and each of the other unitholders is to contribute up to $2,500,000 AUD in advertising space to ScaleUp. The selection of prospective recipient start-up companies and campaigns is determined by a board comprising one director designated by each unitholder. Investment decisions are required to be made with the unanimous approval of the board.

CEO Succession Planning

Our *Statement of Corporate Governance* provides that the Board will review CEO succession at least annually. The Compensation Committee, in consultation with the CEO, reviews and assists with the development of executive succession plans.

The CEO provides the Compensation Committee with an assessment of members of senior management and their succession potential. The Compensation Committee reports the results of these assessments to the Board.

Annual Board and Committee Evaluations

The Lead Director and the Nominating and Corporate Governance Committee are responsible for overseeing an annual self-evaluation process for the Board that includes an assessment of, among other things, the Board's maintenance and implementation of the Company's standards of conduct and corporate governance policies. The review seeks to identify specific areas, if any, in need of improvement or strengthening and culminates in a discussion by the full Board of the results and any actions to be taken. Each key standing committee of the Board evaluates its performance on an annual basis and reports to the Board on such evaluation.

This year's self-evaluation process included a written questionnaire completed by each Director that covered a number of topics, including Board composition and structure, Board and committee responsibilities and effectiveness, Director engagement and performance (including individual Director performance), Board priorities and Board meetings and resources. In certain years, the process also includes individual interviews with the independent Directors. The results were discussed by the full Board, with management, and in an executive session of the independent Directors. In addition, each key standing committee conducted its own self-evaluation and reported on the same to the full Board.

Board Succession Planning and Director Nomination Process

Board succession planning is an important area of focus for the Board. The Nominating and Corporate Governance Committee regularly reviews and evaluates Board composition, including its size and the qualifications, skills and characteristics represented in the current Board, and makes recommendations to the Board as appropriate.

The Nominating and Corporate Governance Committee develops criteria for filling vacant Board positions, taking into consideration such factors as it deems appropriate, including the candidate's:

- education and background;
- leadership and ability to exercise sound judgment;
- general business experience and familiarity with the Company's businesses and industries; and
- unique expertise or perspective that will be of value to the Company.

Candidates should not have any interests that would materially impair their ability to exercise independent judgment or otherwise discharge the fiduciary duties of our Directors. All candidates must possess personal integrity and ethical character, and value and appreciate these qualities in others. It is expected that each Director will devote the necessary time to fulfill the duties of a Director. In this regard, the Nominating and Corporate Governance Committee will consider the number and nature of each Director's other commitments, including other directorships.

From time to time, the Nominating and Corporate Governance Committee may engage independent third-party search firms and consultants as appropriate to help identify, screen and evaluate potential candidates.

The Nominating and Corporate Governance Committee seeks to promote through the nomination process diversity on the Board across a mix and range of dimensions, including professional background, experience, expertise, perspective, viewpoint, age, gender, race/ethnicity and geographic location/country of citizenship. As part of the search process for each new Director, the Nominating and Corporate Governance Committee includes women and minorities in the pool of candidates (and instructs any search firm the committee engages to do so). The Board also evaluates its diversity as part of its annual self-evaluation process.

The composition of the Board reflects those efforts and the importance of diversity to the Board. The Board is currently 43% female, includes six citizens of countries other than the United States and four Directors who self-identify as Asian, Hispanic/Latinx or two or more races/ethnicities, ranges in age from 44 to 71 and represents a diversity of backgrounds and expertise.

Board Diversity Matrix (as of October 9, 2024)		
Total Number of Directors	7	
	Female	Male
Part I: Gender Identity		
Directors	3	4
Part II: Demographic Background		
Asian	—	1
Hispanic or Latinx	2	1
White	2	2
Two or More Races or Ethnicities	1	—

After completing its evaluation of a potential Director nominee, the Nominating and Corporate Governance Committee will make a recommendation to the full Board, which makes the final determination whether to nominate or appoint the Director nominee.

In order to help ensure that Directors have sufficient time to fulfill their duties as a director, the Board has adopted a Director overboarding policy. Under such policy, unless approved by the Board, the Chair of the Board may not be a member of the board of directors of more than two other public companies and other members of the Board may not be a member of the board of directors of more than four other public companies. The Nominating and Corporate Governance Committee evaluates compliance with this policy at least annually as part of the director re-nomination process. All of the current Board members are in compliance with the Company's overboarding policy.

Stockholder Recommendation of Director Candidates

Stockholders may recommend Director candidates for consideration by the Nominating and Corporate Governance Committee by submitting their names and appropriate background and biographical information in writing to the attention of the Corporate Secretary at News Corporation, 1211 Avenue of the Americas, New York, New York 10036. Director candidates recommended by stockholders should meet the Director qualifications set forth under the heading "Board Membership Criteria" in the *Statement of Corporate*

Governance. Director candidates recommended by stockholders who meet these Director qualifications will be considered by the Chair of the Nominating and Corporate Governance Committee, who will present the information on the candidate to the entire Nominating and Corporate Governance Committee. All Director candidates recommended by stockholders will be considered by the Nominating and Corporate Governance Committee in the same manner as any other candidate.

Communicating with the Board

Stockholders and other persons interested in communicating with any Director, any committee of the Board or the Board as a whole may do so by submitting such communication in writing and sending it by mail to the attention of the appropriate party or to the attention of our Lead Director at News Corporation, 1211 Avenue of the Americas, New York, New York 10036 or by email to ***LeadDirector@newscorp.com***.

Pursuant to the process established by the Nominating and Corporate Governance Committee for handling all communications received by the Company and addressed to the Board, the Corporate Secretary reviews and forwards such communications as appropriate.

Certain items that are unrelated to the duties and responsibilities of the Board (such as business solicitation or advertisements; product-related inquiries; junk mail or mass mailings; resumes or other job-related inquiries; and spam and unduly hostile, threatening, potentially illegal or similarly unsuitable communications) will not be forwarded. Concerns relating to accounting, internal controls, auditing matters or securities laws matters are immediately brought to the attention of the corporate audit department and handled in accordance with the procedures established by the Audit Committee with respect to such matters.

DIRECTOR COMPENSATION

Directors' fees are not paid to Directors who are executives or employees of the Company because the responsibilities of Board membership are considered in determining compensation paid as part of their normal employment conditions.

The basic fees payable to the Directors who are not executives or employees of the Company (collectively, the "Non-Executive Directors") are reviewed and recommended by the Compensation Committee and set by the Board. The Compensation Committee annually reviews the form and amount of Non-Executive Director compensation, including against that of the Company's peers and general industry. In such review, the Compensation Committee considers the appropriateness of the form and amount of Non-Executive Director compensation and makes recommendations to the Board concerning Non-Executive Director compensation with a view toward attracting and retaining qualified Directors. The Company believes that compensation for Non-Executive Directors should be competitive and fairly reflect the work and skills required to serve on the Board of Directors of a company of News Corporation's size and complexity. The Company also believes that Non-Executive Director compensation should include equity-based compensation in order to further align Directors' interests with the long-term interests of stockholders.

As part of its annual review of Non-Executive Director compensation, the Compensation Committee reviews and considers data provided to the Committee by its independent compensation consultant regarding the amounts and type of compensation paid to non-management directors at the companies in the peer group used by the Compensation Committee for the assessment of executive compensation. Our fiscal 2024 Non-Executive Director compensation remained unchanged from fiscal 2023. As a result of the most recent review in June 2024, the Board, on the Compensation Committee's recommendation after review of market data for the Company's executive compensation peers (see "Compensation Discussion and Analysis—Comparative Market Data and Industry Trends") prepared by the Compensation Committee's independent consultant, determined to increase, beginning in fiscal 2025, the value of the Board Deferred Stock Unit ("DSU") Retainer from $175,0000 to $195,000 and the Lead Director Retainer from $35,000 to $50,000. Prior to these changes, Non-Executive Director Compensation was most recently increased for fiscal 2022.

During fiscal 2024, the Non-Executive Directors were Mmes. Ayotte, Bancroft and Pessoa and Messrs. L.K. Murdoch, Aznar and Siddiqui. The annual retainers paid to Non-Executive Directors for service on the Board and its committees in fiscal 2024 are set forth in the table below.

Fiscal 2024 Annual Board and Committee Retainers

Board Cash Retainer	$100,000
Board DSU Retainer	$175,000
Lead Director Retainer	$ 35,000
Audit Committee Chair Retainer	$ 25,000
Compensation Committee Chair Retainer	$ 15,000
Nominating and Corporate Governance Committee Chair Retainer	$ 12,500
Audit Committee Member Retainer	$ 15,000
Compensation Committee Member Retainer	$ 10,000
Nominating and Corporate Governance Committee Member Retainer	$ 10,000

In addition to the annual cash retainers, we award our Non-Executive Directors DSUs as noted in the table above. DSUs are awarded on a quarterly basis on July 1, October 1, January 1 and April 1 of each year (or, if not a trading day, the first trading day following such date) (each, a "DSU Grant Date"). The number of DSUs awarded on each DSU Grant Date is based on the closing price of the Company's Class A Common Stock on such DSU Grant Date. DSUs vest upon the earlier of (i) the July 1, October 1, January 1 or April 1 closest to the fifth anniversary of the DSU Grant Date (or, if not a trading day, the first trading day following such date) and (ii) the date of the Non-Executive Director's end of service (or, if not a trading day, the first trading day



CASH **DEFERRED STOCK UNITS**
ALIGNED WITH STOCKHOLDERS ("AT RISK")

* Excludes Lead Director and committee service retainers

following such date), at which time DSUs will be payable in cash based on the closing price of the Company's Class A Common Stock on such vesting date. To further align the Non-Executive Directors' compensation with total return to stockholders, the Non-Executive Directors receive dividend equivalents on unvested DSUs, which are represented by additional DSUs payable when the underlying award vests.

In addition, all Non-Executive Directors are reimbursed for reasonable travel and other out-of-pocket business expenses incurred in connection with attendance at meetings of the Board and its committees. We may invite spouses or family members of Non-Executive Directors to attend events associated with Board meetings or other Company-related events. To the extent costs for these activities and for any other personal benefits for a Non-Executive Director exceed $10,000 for the year, they are included in the "All Other Compensation" column in the table below.

The table below shows the total compensation paid during fiscal 2024 by the Company to each of the Non-Executive Directors who served during fiscal 2024.

Director Compensation for the Fiscal Year Ended June 30, 2024

Name	Fees Earned or Paid in Cash	Stock Awards[a]	All Other Compensation	Total
Lachlan K. Murdoch	$100,000	$185,303	$620,488[b]	$905,791
Kelly Ayotte	$135,000	$185,303	$ —	$320,303
José María Aznar	$137,500	$185,303	$ 15,929	$338,732
Natalie Bancroft	$120,000	$185,303	$ 19,415	$324,718
Ana Paula Pessoa	$125,000	$185,303	$ 25,496	$335,799
Masroor Siddiqui	$185,000	$185,303	$ —	$370,303

(a) As the Company maintains a 52-53-week fiscal year ending on the Sunday nearest to June 30, each fiscal year may include three, four or five DSU Grant Dates. Fiscal 2024 included 52 weeks, and our Non-Executive Directors received four quarterly DSU grants during the fiscal year on July 3, 2023, October 2, 2023, January 3, 2024 and April 1, 2024. The amounts set forth in the "Stock Awards" column represent the aggregate grant date fair value of DSUs granted during fiscal 2024, including dividend equivalents granted on all outstanding unvested stock awards, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. For additional information on how we account for equity-based compensation, see Note 13 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended June 30, 2024 filed with the SEC on August 13, 2024. The aggregate number of equity awards outstanding as of fiscal year end for each Non-Executive Director appears in the table on page 28.

(b)   Represents the incremental cost of certain security expenses provided to Mr. L.K. Murdoch, Chair of the Company. The Compensation Committee has determined that these expenses are reasonable, necessary and for the benefit of the Company and its stockholders upon consideration of the risks inherent in journalism, and the enhanced personal risk faced by the Chair given his unique public profile and prominent role in our industry and the geographies where the Company does business, as supported by the results of third-party security analyses.

Stock Ownership Guidelines for Non-Executive Directors

Pursuant to our *Statement of Corporate Governance*, Non-Executive Directors are required to own equity securities of the Company (including DSUs) equal in value to at least five times the amount of the Non-Executive Director's annual cash retainer for service on the Board (*i.e.*, $500,000 for fiscal 2024). Each Non-Executive Director has five years from his or her first election to the Board to comply with these guidelines. All Non-Executive Directors currently comply with or are on track to comply with the stock ownership guidelines.

The following table sets forth information with respect to the aggregate outstanding equity awards at the end of fiscal 2024 held by each of the Non-Executive Directors, which comprise unvested cash-settled DSUs.

| | Stock Awards |
| | Number of Shares or Units of Stock That Have Not |
Name	Vested
Lachlan K. Murdoch	51,011
Kelly Ayotte	51,011
José María Aznar	51,011
Natalie Bancroft	51,011
Ana Paula Pessoa	51,011
Masroor Siddiqui	51,011

PROPOSAL 2:

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP ("E&Y") as the Company's independent registered public accounting firm to audit the books and accounts of the Company for the fiscal year ending June 30, 2025. E&Y has audited the books and records of the Company since the Company's inception in 2013. In order to provide for continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of our independent registered public accounting firm. Further, in connection with the mandated rotation of our independent registered public accounting firm's lead engagement partner, the Audit Committee is directly involved in the periodic selection of E&Y's lead engagement partner.

At this time, the Audit Committee believes that the continued retention of E&Y is in the best interests of the Company and its stockholders, and is submitting the appointment of E&Y to the stockholders for ratification as a matter of good corporate governance. If this appointment is not ratified by our stockholders, the Audit Committee will reconsider its decision. A representative of E&Y is expected to be present at the Annual Meeting. He or she will have an opportunity to make a statement and will be available to respond to appropriate questions.

Approval of the ratification of the selection of E&Y as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2025 requires the affirmative vote of a majority of the votes cast by the holders represented and entitled to vote thereon. Stockholders may vote "For," "Against," or "Abstain" with respect to Proposal 2. Abstentions, if any, will have no effect on the outcome of the vote on this proposal. See "Information About the Annual Meeting—Voting Instructions and Information—What votes are required to approve each of the proposals?" for information with respect to the effect of broker non-votes, if any.

FOR ✓	THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2025 ON THE WHITE PROXY CARD.

Fees Paid to Independent Registered Public Accounting Firm

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm. Accordingly, the Audit Committee has appointed E&Y to perform audit and other permissible non-audit services for the Company and its subsidiaries. The Company has formal procedures in place for the pre-approval by the Audit Committee of all services provided by E&Y. These pre-approval procedures are described below under "—Audit Committee Pre-Approval Policies and Procedures."

The description of the fees for the services rendered to the Company and its subsidiaries by E&Y for fiscal 2024 and fiscal 2023 is set forth below.

	Fiscal 2024	Fiscal 2023
Audit Fees[a]	$19,647,000	$17,570,000
Audit-Related Fees[b]	487,000	510,000
Tax Fees[c]	2,597,000	2,087,900
All Other Fees[d]	263,200	189,700
Total Fees	$22,994,200	$20,357,600

(a)   Audit fees include fees rendered in connection with the annual audit of the Company's consolidated financial statements as of and for fiscal 2024 and 2023; the audit of internal control over financial reporting as of June 30, 2024 and June 30, 2023 (as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act")); statutory audits required internationally; and reviews of the Company's unaudited consolidated interim financial statements included in the Company's statutory and regulatory filings.

(b)   Audit-related fees relate principally to employee benefit plan audits, due diligence and attest services related to potential acquisitions and disposals, agreed-upon procedure reports, accounting consultations, reports on internal controls over certain distribution services provided to third parties and other services related to the performance of the audit or review of the Company's consolidated financial statements.

(c)   Tax fees include fees for tax compliance and tax consultations for domestic and international operating units, including due diligence related to mergers and acquisitions, and tax valuation services, including transfer pricing and cost segregation studies.

(d)   All other fees comprise human capital services, including services related to global immigration, expatriate and employment taxes in Australia, and ESG) pre-assessment and non-financial reporting services in Australia.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has established policies and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit Committee. The Audit Committee's policy provides for pre-approval of audit, audit-related, tax and certain other services specifically described by the Audit Committee on an annual basis. In addition, individual engagements anticipated to exceed pre-established thresholds, as well as certain other services, must be separately approved. The policy also provides that the Audit Committee can delegate pre-approval authority to any member of the Audit Committee provided that the decision to pre-approve is communicated to the full Audit Committee at its next meeting. The Audit Committee has delegated this responsibility to the Chair of the Audit Committee. Management has also implemented internal procedures to ensure compliance with this policy. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent registered public accounting firm to management.

As required by the Sarbanes-Oxley Act, all audit and non-audit services provided in fiscal 2024 and 2023 have been pre-approved by the Audit Committee in accordance with these policies and procedures. The Audit Committee also reviewed the non-audit services provided by E&Y during fiscal 2024 and 2023, and determined that the provision of such non-audit services was compatible with maintaining the auditor's independence.

REPORT OF THE AUDIT COMMITTEE

The following Report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC under the Securities Act or the Exchange Act or incorporated by reference in any document so filed.

In accordance with its written charter, the Audit Committee, which consists entirely of independent Directors under the heightened independence standards applicable to audit committee members, assists the Board in its oversight of (i) the Company's accounting and financial reporting processes and systems of internal control, including the audits of the Company's financial statements and the integrity of financial statements, (ii) the qualifications, independence and performance of the Company's independent registered public accounting firm (E&Y) and the performance of the Company's corporate auditors and corporate audit function, (iii) the Company's compliance with legal and regulatory requirements involving financial, accounting and internal control matters, (iv) investigations into complaints concerning financial matters, (v) risks that have a significant impact on the Company's financial statements, (vi) oversight of the Company's ongoing Global Compliance Program and activities of the Company's Compliance Steering Committee and (vii) the review, approval and ratification of transactions with related persons. The Audit Committee is directly responsible for the appointment, compensation and oversight of the Company's independent registered public accounting firm. The Audit Committee provides an avenue of communication among management, the independent registered public accounting firm, the corporate auditors and the Board. Management has the primary responsibility for the preparation of the Company's financial statements and the reporting process, including the systems of internal control over financial reporting. The independent registered public accounting firm has the responsibility for the audit of those financial statements and internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes.

In discharging its oversight responsibility as to the audit process, the Audit Committee (i) obtained from the independent registered public accounting firm a formal written statement describing all relationships between the independent registered public accounting firm, the Company and individuals in financial reporting oversight roles at the Company that might bear on the independent registered public accounting firm's independence and affirming its independence consistent with applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") regarding the independent accountant's communications with the Audit Committee concerning independence, (ii) discussed with the independent registered public accounting firm, which documented the discussion, any relationships that may impact the firm's objectivity and independence and (iii) considered whether the non-audit services provided to the Company by the independent registered public accounting firm are compatible with maintaining such firm's independence. The Audit Committee reviewed with both the independent registered public accounting firm and the corporate auditors their identification of audit risks, audit plans and audit scope. The Audit Committee discussed with management, the independent registered public accounting firm and the corporate auditors the corporate audit function's organization, responsibilities, budget and staffing.

The Audit Committee also discussed and reviewed with the independent registered public accounting firm all matters required to be discussed by the applicable requirements of the PCAOB and the SEC. The Audit Committee met with each of the independent registered public accounting firm and the corporate auditors, both with management present and in private sessions without management present, to discuss and review the results of the independent registered public accounting firm's audit of the financial statements, including the independent registered public accounting firm's evaluation of the accounting principles, practices and judgments applied by management, the results of the corporate audit activities and the quality and adequacy of the Company's internal controls.

The Audit Committee discussed the interim financial information contained in each of the quarterly earnings announcements with Company management and the independent registered public accounting firm. The Audit Committee also reviewed and discussed the audited financial statements of the

Company as of and for the fiscal year ended June 30, 2024 with management and the independent registered public accounting firm.

At its meetings every quarter, the Audit Committee met with members of management, the independent registered public accounting firm and the corporate auditors to review the fiscal 2024 certifications provided by the CEO and the CFO under the Sarbanes-Oxley Act, the rules and regulations of the SEC and the overall certification process. At these meetings, management reviewed with the Audit Committee each of the Sarbanes-Oxley Act certification requirements including whether there were any (i) significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal control over financial reporting.

The Audit Committee received reports from the Company's General Counsel and Chief Compliance Officer and the corporate auditors regarding the Company's policies, processes and procedures relating to compliance with News Corporation's Global Anti-Bribery and Anti-Corruption Policy and the activities of the Company's Compliance Steering Committee.

Based on the above-mentioned review and discussions with management, the independent registered public accounting firm and the corporate auditors, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended June 30, 2024, for filing with the SEC. The Audit Committee also appointed E&Y as the Company's independent registered public accounting firm for fiscal 2025, and the Board concurred in such appointment.

THE AUDIT COMMITTEE:

Masroor Siddiqui (Chair)
José María Aznar
Ana Paula Pessoa

PROPOSAL 3:

ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") and Section 14A of the Exchange Act require that the Company provide our stockholders with the opportunity to approve, on an advisory, nonbinding basis, the compensation of our named executive officers, or NEOs, as disclosed in this proxy statement in accordance with the rules of the SEC.

As described in detail in the "Compensation Discussion and Analysis," the Compensation Committee seeks to closely align the interests of our NEOs with those of the Company's stockholders. The Company's executive compensation program is designed to drive Company performance, ensure our compensation practices support growth for stockholders and attract, retain and motivate the top executive talent necessary for the Company's success. The compensation framework designed by the Company emphasizes a pay-for-performance model, a focus on long-term growth and diversified performance metrics. The Compensation Committee believes that our compensation framework effectively aligns pay with individual and Company performance as further described beginning on page 39 under the heading "Aligning Compensation with Company Performance." In addition, as described beginning on page 37 under the heading "Total Direct Compensation," the compensation framework places a significant majority of the NEOs' total direct compensation "at risk" and dependent upon performance, with a significant portion of total direct compensation tied to the Company's long-term results and future stock price performance. The Company has also implemented a number of executive compensation practices, as described on page 40, which the Compensation Committee considers to be effective at driving performance and supporting long-term growth for our stockholders.

The Board recommends that stockholders indicate their support for the Company's compensation of its NEOs. The vote on this resolution, commonly known as a "say-on-pay" resolution, is not intended to address any specific element of compensation but rather the overall NEO compensation program as described in this proxy statement. Although this vote is advisory and not binding on the Company or the Board, the Compensation Committee, which is responsible for developing and administering the Company's executive compensation philosophy and program, will consider the results as part of its ongoing review of the Company's executive compensation program.

Accordingly, we ask our stockholders to vote on the following resolution:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's proxy statement for the 2024 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the SEC, including the "Compensation Discussion and Analysis," the "Summary Compensation Table" and the other related tables and disclosure."

The Board of Directors has adopted a policy providing for annual say-on-pay advisory votes. Unless the Board of Directors modifies its policy on the frequency of holding say-on-pay advisory votes, the next say-on-pay advisory vote following the 2024 Annual Meeting will occur in 2025.

PROPOSAL 3: ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Approval of the advisory vote on the approval of the compensation of the Company's named executive officers requires the affirmative vote of a majority of the votes cast by holders represented and entitled to vote thereon. Stockholders may vote "For," "Against," or "Abstain" with respect to this proposal. Abstentions and broker non-votes, if any, will have no effect on the outcome of the vote on this proposal.

FOR ✓	THE BOARD UNANIMOUSLY RECOMMENDS AN ADVISORY VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ON THE WHITE PROXY CARD.

EXECUTIVE OFFICERS

The executive officers of the Company as of October 9, 2024 are set forth in the table below. Unless otherwise specified, each holds the office indicated until his or her successor is chosen and qualified at the regular meeting of the Board to be held following the Annual Meeting, or at another meeting of the Board as appropriate.

Name	Age	Position with the Company
Robert J. Thomson	63	Chief Executive Officer
Susan Panuccio	52	Chief Financial Officer
David B. Pitofsky	59	General Counsel
David R. Kline	57	Chief Technology Officer
Ruth Allen	46	Chief Human Resources Officer

Information concerning Mr. Thomson can be found under "Proposal 1: Election of Directors."

Susan Panuccio—Ms. Panuccio has served as the Company's Chief Financial Officer since 2017. Ms. Panuccio previously served as Chief Financial Officer of News Corp Australia, a division of the Company, from 2013 to 2017. From 2008 to 2012, she served as Chief Financial Officer of News UK, a division of the Company. Prior to assuming that role, she served in a variety of roles within News UK, including Director of Strategic Program Management and Director of Corporate Planning, since joining the Company in 2002. Prior to joining the Company, Ms. Panuccio worked in finance roles at corProcure, AngloGold Ashanti and Ansett Australia. She began her career at KPMG. Ms. Panuccio is a chartered accountant.

David B. Pitofsky—Mr. Pitofsky has served as the Company's General Counsel since 2015. He also served as the Company's Chief Compliance Officer from 2015 until August 2023. Mr. Pitofsky served as a Deputy General Counsel for the Company from 2013 until 2015 and as the Company's Deputy Chief Compliance Officer from 2013 until 2015. Mr. Pitofsky was previously a partner at Goodwin Procter LLP, a law firm, from 2005 to 2013. From 1996 to 2005, Mr. Pitofsky was an Assistant U.S. Attorney in the Eastern District of New York, rising to the level of Deputy Chief of the Criminal Division.

David R. Kline—Mr. Kline has served as the Company's Chief Technology Officer since 2020. He previously served as the Chief Technology Officer and Chief Information Officer of Viacom, an entertainment content company, from 2010 to 2019. He also previously served as the Chief Information Officer of Discovery Communications and as a senior technology executive at AMC Networks.

Ruth Allen—Ms. Allen has served as the Company's Chief Human Resources Officer since 2022. She previously served as Chief People Officer of News Corp Australia, a division of the Company, from 2018 to 2022. Her prior experience includes roles in human resources and learning and organizational development at Origin Energy, Thiess and Telstra.

COMPENSATION DISCUSSION AND ANALYSIS

This section explains the Company's compensation philosophy and summarizes the material components of our fiscal 2024 executive compensation program. Our named executive officers, or NEOs, for fiscal 2024 are:

Name	Title
Robert J. Thomson	Chief Executive Officer
Susan Panuccio	Chief Financial Officer
David B. Pitofsky	General Counsel
David R. Kline[a]	Chief Technology Officer
Ruth Allen[a]	Chief Human Resources Officer
K. Rupert Murdoch[b]	Former Executive Chair

(a)   Mr. Kline and Ms. Allen were each appointed executive officers of the Company as of February 24, 2024.

(b)   Mr. K.R. Murdoch served as Executive Chair during fiscal 2024 until November 15, 2023.

Executive Summary

Compensation Philosophy

The Compensation Committee has established an executive compensation program that seeks to support the creation of long-term growth and value for our stockholders through three key objectives:

| Drive Company Performance | • Emphasizes variable, performance-based compensation |
	• Includes a balance of short- and long-term compensation elements to motivate and reward superior performance without encouraging unnecessary and excessive risk-taking
Align Pay with Performance	• Based on a mix of performance metrics to hold executives accountable for Company and individual performance
	• Does not guarantee incentive compensation (bonuses or equity awards); payouts are determined based on achievement of rigorous performance targets
Attract, Retain and Motivate Leadership Talent	• Designed to be competitive to attract and retain the highest quality talent
	• Considers compensation practices and trends in relevant industries

Stockholder Feedback Informs the Executive Compensation Program

The Compensation Committee highly values stockholder input and is responsible for overseeing regular engagement and communications with our stockholders regarding our executive compensation program. The Compensation Committee carefully considers and incorporates feedback from stockholders into the Committee's decision-making.

The Board views stockholder engagement as an area of priority and oversees the Company's corporate governance engagement program, which includes discussion of executive compensation. In fiscal 2024,

our outreach program included engagement with unaffiliated stockholders representing over 30% of the outstanding Class B Common Stock and over 60% of the outstanding Class A Common Stock. For more detail on the Company's active stockholder outreach program, please refer to "Corporate Governance Matters—Stockholder Engagement." Stockholders are invited to express their views to the Compensation Committee through the procedures described under "Corporate Governance Matters—Communicating with the Board."

The annual say-on-pay advisory vote to approve the compensation of our NEOs also provides

stockholders with an opportunity to communicate their views on our executive compensation program. At our 2023 annual meeting of stockholders, stockholders demonstrated their support of our executive compensation program with approximately 90.2% of the votes cast in favor of our advisory proposal to approve the compensation of our NEOs.

Upon consideration of the high percentage of votes cast in support of our say-on-pay proposal, along with additional feedback from engagement with stockholders and other considerations, the Compensation Committee determined to maintain the same general structure of our executive compensation program for fiscal 2024.

Total Direct Compensation

The following table presents the total direct compensation ("Total Direct Compensation") awarded to our NEOs for fiscal 2024. Total Direct Compensation differs from the amounts reported in the "Summary Compensation Table" as required by the SEC, and reflects the amounts the Compensation Committee considers most relevant in assessing and determining each NEO's executive compensation opportunity for the fiscal year. Total Direct Compensation comprises the NEO's annual base salary, target performance-based annual cash incentive and target performance-based long-term equity incentive, which was awarded in fiscal 2024 as performance stock units ("PSUs") and restricted stock units ("RSUs").

Mr. Thomson's fiscal 2024 Total Direct Compensation remained unchanged from fiscal 2023, with approximately 82% "at risk." Mr. Thomson's base salary has remained unchanged since July 2018 at $3,000,000 as has his target annual cash incentive at $5,000,000. Increases to Mr. Thomson's Total Direct Compensation from July 2018 to date have been solely in the form of his target long-term equity incentive, which is "at risk" for both Company financial performance and stock price; it was increased by $1,000,000 and $2,000,000 for fiscal 2020 and fiscal 2023, respectively. Pursuant to the terms of his employment agreement with the Company,



dated May 11, 2023, at least $1,000,000 of Mr. Thomson's annual long-term equity incentive target each year is earned solely based on the achievement of relative TSR.

In setting Total Direct Compensation for the NEOs, the Board and the Compensation Committee considered competitive compensation levels and trends, the Company's recent financial performance and progress in advancing its long-term strategy, and the NEOs' individual performance, leadership track record and compensation history.

The Compensation Committee also considered the foregoing factors in amending and restating Ms. Panuccio's employment agreement for fiscal 2024 on May 11, 2023, and Mr. Pitofsky's employment agreement for fiscal 2025 on May 8, 2024.

Named Executive Officer	Base Salary	Target Annual Cash Incentive	Target Long-Term Equity Incentive	Total Direct Compensation
Robert J. Thomson	$3,000,000	$5,000,000	$9,000,000	$17,000,000
Susan Panuccio	$1,700,000	$2,700,000	$2,850,000	$ 7,250,000
David B. Pitofsky	$ 1,310,400	$ 1,310,400	$ 1,768,000	$ 4,388,800
David R. Kline[a]	$1,040,000	$ 936,000	$ 900,000	$ 2,876,000
Ruth Allen[a][b]	$ 825,000	$ 787,192	$ 750,000	$ 2,362,192
K. Rupert Murdoch[c]	$1,000,000	$2,000,000	$3,000,000	$ 6,000,000

(a) Total Direct Compensation was set prior to such NEO's appointment as an executive officer of the Company on February 24, 2024.

(b) Ms. Allen's base salary and target annual cash incentive were each increased from $750,000 in January 2024. Amounts shown reflect her annual base salary as in effect at fiscal year end and her pro-rated annual bonus opportunity for the year.

(c) Mr. K.R. Murdoch stepped down as Executive Chair as of November 15, 2023 and as a result, his base salary and annual cash incentive were pro-rated for fiscal 2024 and a portion of his fiscal 2024 long-term equity incentive was forfeited upon his retirement. For details, see "Executive Compensation—Employment Agreements—Retirement of K.R. Murdoch ."

Aligning Compensation with Company Performance

The Compensation Committee is responsible for overseeing the Company's executive compensation framework, which is designed to support Company performance, advance the execution of Company strategy and reward sustained value creation and responsible risk-taking.

Fiscal 2024 performance highlights include:

- The Company reported revenues of $10.09 billion, a 2% increase compared to $9.88 billion in the prior year.

- Net income was $354 million compared to net income of $187 million in the prior year, which included $231 million of non-cash write-downs and restructuring charges.

- The Company reported Total Segment EBITDA* of $1.54 billion, as compared to $1.42 billion in the prior year.

- Net cash provided by operating activities increased $6 million to $1.10 billion and free cash flow* increased $9 million to $602 million.

- The Company announced a landmark multi-year global partnership with OpenAI.

- At the Dow Jones segment, the professional information business was the largest contributor to segment profitability driven by robust revenue growth at Risk & Compliance and Dow Jones Energy.

- At the Subscription Video Services segment, Foxtel Group saw strong streaming performance, with both Kayo Sports and *BINGE* achieving record paying subscribers, and ended the fiscal year at over 3.2 million total paying streaming subscribers

- Book Publishing digital revenues grew 9%, driven by an 18% increase in audiobook sales fueled in part by a new partnership with Spotify.

- REA Group revenues of $1.11 billion represented a 19% increase compared to the prior year, primarily driven by robust Australian residential performance and higher financial services revenue.

In conjunction with the Board's approval of the annual budget at the beginning of fiscal 2024, the Compensation Committee approved a financial target for the fiscal 2024 annual cash incentives, setting the midpoint of the target range for adjusted** Total Segment EBITDA at $1.520 billion, based on the Company's annual budget and strategic plan. The Company achieved adjusted Total Segment EBITDA of $1.566 billion, resulting in a calculated 100.0% payout of the quantitative portion of the award. The Compensation Committee also evaluated each NEO's achievements and contributions during fiscal 2024 to determine payouts of the qualitative portion of each NEO's award ranging from 150% to 170%.

For the fiscal 2022-2024 PSUs, the Compensation Committee approved performance targets at the beginning of the performance period in conjunction with the Company's long-range plan, setting the midpoints of the target ranges for cumulative adjusted** earnings per share ("EPS") and cumulative adjusted** free cash flow ("FCF") at $2.94 and $2.916 billion, respectively, and the target for total stockholder return ("TSR") relative to the individual companies comprising the S&P 1500 Media Index at the 50th percentile. The Company achieved $2.59, $2.705 billion and the 85.7th percentile, respectively, during the performance period, resulting in a 116.8% overall payout for the fiscal 2022-2024 PSUs. For more information, please see "—Named Executive Officer Compensation—Payout of Fiscal 2022-2024 PSUs."

---

* Total Segment EBITDA and free cash flow are non-GAAP financial measures. For information on these metrics, as defined by the Company, including reconciliations to the most comparable GAAP measures, please see pages 43 and 51, respectively, of the Company's Annual Report on Form 10-K for the year ended June 30, 2024 filed with the SEC on August 13, 2024.

** Consistent with the framework set in advance for the annual cash incentive program and the fiscal 2022-2024 PSUs, the Compensation Committee approved adjustments to performance metric calculations for purposes of determining payouts. These adjustments can result in either increases or decreases to achieved results and are intended to ensure that award payments reflect the underlying performance of the Company's business and are not artificially inflated or deflated due to unusual events. Adjustments were made for gains or losses associated with the sale or purchase of property and/or businesses, litigation expenses, equity earnings, restructuring and impairment charges, currency fluctuations, other non-recurring or unusual items, and the tax impact and minority interest of the foregoing. The Compensation Committee reviews and approves all adjustments to ensure they are consistent with the Compensation Committee's philosophy on executive pay.

COMPENSATION DISCUSSION AND ANALYSIS

NEO Compensation Program Practices

The Company's executive compensation practices are designed to drive performance and support alignment with stockholders' long-term interests:

What We Do
• **Majority of compensation is "at risk"** - variable, performance-based compensation comprises significant majority of NEO compensation
• **Pay-for-performance philosophy** - executive compensation is directly tied to Company and individual performance, with the majority of pay earned through the achievement of challenging goals aligned with Company strategy
• **Multiple performance metrics** - balanced mix of diversified performance metrics measured over short- and long-term time horizons to incentivize and reward the achievement of multiple dimensions of our operational and long-term business strategy
• **Capped payouts** of annual cash incentives and long-term equity incentives
• **Incorporation of ESG performance** in incentive compensation - performance on **ethics and compliance and other ESG objectives** directly impacts NEO annual cash incentive payouts as a negative-only adjustment
• **Clawback policies** triggered by certain accounting restatements and significant misconduct applicable to performance- and time-based incentive compensation granted to the NEOs and certain other employees
• **Stock ownership guidelines** apply to all NEOs and Non-Executive Directors
• **Annual compensation risk assessment** to ensure that compensation program does not encourage excessive risk-taking
• **Independent compensation** consultant provides no other services to the Company
• **Regular stockholder feedback** through annual say-on-pay vote and robust ongoing engagement program

What We Do Not Do
• No guaranteed bonuses
• No targeting of specific percentiles versus peers in setting compensation levels
• No "single trigger" cash severance or automatic vesting of equity awards based solely upon a change in control of the Company
• NEO employment agreements do not contain enhanced severance in the event of a change in control
• No excise tax gross-ups or tax gross-ups on NEO perquisites
• No hedging or pledging of Company stock held directly or received as equity compensation by Directors or employees, including the NEOs
• No re-pricing of stock options or SARs without stockholder approval
• No payment of dividend equivalents unless and until underlying performance- or time-based equity awards vest
• No pension credit for years not worked; value of equity-based compensation not included in pension calculations

Executive Compensation Practices

How Executive Compensation Decisions Are Made

The Compensation Committee reviews each NEO's compensation terms at the beginning of the fiscal year, taking into account relevant factors including the nature and scope of the NEO's role and responsibilities, leadership and management experience, individual contributions, Company performance, achievement of strategic objectives, market compensation levels and industry and geographic considerations (as further described below under "—Comparative Market Data and Industry Trends"), retention considerations, the terms of the NEO's employment agreement, tenure, prior compensation and internal pay parity. The Compensation Committee also considers feedback from stockholders gathered through regular engagement and the results of the annual say-on-pay vote.

NEOs do not participate in the Compensation Committee's deliberations or decisions regarding their own compensation. Management and the Compensation Committee's independent compensation consultant assist the Compensation Committee in determining NEO compensation by providing data, analyses and recommendations. In addition, the CEO presents individual pay recommendations to the Compensation Committee for the other NEOs. These recommendations are based on their assessments of individual contributions, achievement of performance objectives and other factors. Following such review, the Compensation Committee approves the compensation terms for all NEOs other than the CEO, whose compensation terms are approved by the Board after considering the recommendation of the Compensation Committee.

Because Mr. Kline's and Ms. Allen's fiscal 2024 target compensation was set prior to their respective appointments as executive officers of the Company, their target compensation was set by the CEO, based on factors including their individual contributions,

achievement of performance objectives and market data. Beginning with fiscal 2025, their target compensation will be set in the same manner as described above for NEOs other than the CEO.

Role of the Independent Compensation Consultant

During fiscal 2024, the Compensation Committee continued to retain Frederic W. Cook & Co., Inc. ("FW Cook") as an independent compensation consultant. FW Cook serves as an objective third-party advisor to the Compensation Committee on compensation matters, assessing the reasonableness of compensation levels in comparison with those of similarly situated companies and evaluating the effectiveness of the executive compensation program in supporting the Company's strategic objectives. FW Cook reports directly to the Compensation Committee, which may replace the consultant or hire additional consultants at any time. In fiscal 2024, FW Cook supported the Compensation Committee by (i) attending Compensation Committee meetings; (ii) providing advice on the Company's executive and Non-Executive Director compensation programs, incentive plan designs and compensation governance policies; (iii) preparing and presenting analyses on compensation levels, including competitive assessments of the Company's practices and policies; (iv) evaluating the relationship between NEO pay and Company performance; and (v) assisting the Company in preparing compensation-related materials and disclosure as requested by the Compensation Committee. FW Cook provided no other services to and received no other fees or compensation from the Company.

In June 2024, the Compensation Committee considered FW Cook's independence and the existence of potential conflicts of interest with FW Cook, including by considering the factors prescribed by Nasdaq listing rules and SEC rules. Based on such evaluation, the Compensation Committee determined that no conflict of interest exists.

Named Executive Officer Compensation

Overview of Our Executive Compensation Program

The table below describes the objectives supported by each of our primary compensation elements, along with an overview of the key design features of each element.

Compensation Element	Key Features	How it Supports Our Compensation Philosophy	
Base Salary	• Provides a level of fixed pay appropriate to each executive's role and responsibilities • Reviewed annually by the Compensation Committee to ensure it remains appropriate	• Comprises a small portion of Total Direct Compensation, consistent with the Company's pay-for-performance philosophy • Competitive salary is necessary to attract and retain executive talent	
Annual Cash Incentive	• Two-thirds based on achievement of adjusted Total Segment EBITDA	• Directly ties a significant portion of incentive compensation to achievement of a measurable financial goal aligned to budget	
	• One-third based on achievement of individual objectives	• Rewards and promotes accountability for individual performance, including on strategic goals and ethics and compliance and other ESG objectives	

Long-Term Equity Incentive	• 70% awarded as PSUs
	 ◦ Cliff vest after three-year performance period
	 ◦ Payout range of 0-200% of target
	 ◦ Earned based on achievement on a balanced mix of metrics:
	   – 40% on cumulative adjusted EPS
	   – 40% on cumulative adjusted FCF
	   – 20% on the Company's relative TSR percentile*
	 ◦ Tied to Company stock price
		• Rewards long-term value creation based on achievement of specified performance targets	• Aligns executives' interests with the long-term interests of our stockholders
			
			• Helps retain executives over a longer horizon

	• 30% awarded as RSUs ◦ Vest ratably over three years ◦ Tied to Company stock price	• Supports talent attraction and retention by aligning to market practice	

---

* Pursuant to the terms of his employment agreement, at least $1,000,000 of Mr. Thomson's aggregate long-term equity incentive target is to be earned solely based on the achievement of relative TSR. See also "—Payout of Fiscal 2022-2024 PSUs" and "—Grant of Fiscal 2024-2026 Long-Term Equity Incentive." The balance of his long-term equity incentive is weighted as set forth in this table.

Base Salary

The Compensation Committee, in conjunction with its independent compensation consultant, annually reviews the NEOs' base salaries and makes appropriate adjustments subject to the terms of individual employment agreements. Mr. Thomson's base salary has remained unchanged since fiscal 2019.

Performance-Based Incentive Compensation

Consistent with the Company's pay-for-performance philosophy, and to promote alignment with stockholders' interests, the majority of each NEO's compensation is paid via two performance-based incentive components: the annual cash incentive and the long-term equity incentive, awarded in the form of PSUs and RSUs. The Compensation Committee selects the performance metrics and sets the performance targets for both incentive components

at the start of each performance period following the Board's review of the Company's annual budget and strategic plan. Performance targets are designed to be challenging yet reasonably achievable, in order to incentivize superior performance while maintaining focus on the Company's long-term growth.

Fiscal 2024 Annual Cash Incentives

The Compensation Committee approved a framework for the NEOs' annual cash incentives for fiscal 2024 that included a mix of quantitative and qualitative factors designed to support the achievement of critical operating goals of the Company's businesses, while also recognizing and rewarding the NEOs' individual contributions.

Annual cash incentive awards are based two-thirds on the achievement of adjusted Total Segment EBITDA, and one-third on a qualitative assessment of individual performance. Adjusted Total Segment EBITDA was retained as the financial performance metric because it is a key measure of Company profitability for which the NEOs have direct responsibility.

In determining the qualitative portion of the annual cash incentive, the Compensation Committee considers each NEO's individual contributions toward the strategic leadership of the Company. The Compensation Committee also considered, in determining whether any reduction to the fiscal 2024 annual cash incentive was warranted:

- management's performance on ethics and compliance objectives, based on a recommendation from the Audit Committee; and

- management's performance on other ESG goals, based on a report from the Nominating and Corporate Governance Committee, which considered achievements in the categories of ESG governance, ESG communications, environment and sustainability, human capital and philanthropy.

Mr. Thomson's target annual cash incentive has remained unchanged since fiscal 2019. The Board (in the case of Mr. Thomson) and the Compensation Committee (in the case of Mr. K.R. Murdoch, Ms. Panuccio and Mr. Pitofsky), or Mr. Thomson (in the case of Mr. Kline and Ms. Allen, whose fiscal 2024 annual cash incentives were set prior to their respective appointments as executive officers) approved the following target and maximum amounts for the fiscal 2024 annual cash incentives:

Named Executive Officer	Fiscal 2024 Annual Cash Incentive	
	Target	Maximum
Robert J. Thomson	$5,000,000	$10,000,000
Susan Panuccio	$2,700,000	$ 5,400,000
David B. Pitofsky	$ 1,310,400	$ 2,620,800
David R. Kline[a]	$ 936,000	$ 1,872,000
Ruth Allen[a]	$ 787,192	$ 1,574,384
K. Rupert Murdoch[b]	$2,000,000	$ 4,000,000

(a) The fiscal 2024 annual cash incentive targets for Mr. Kline and Ms. Allen were determined prior to their respective appointments as executive officers of the Company.

(b) Mr. K.R. Murdoch stepped down as Executive Chair as of November 15, 2023 and as a result received only a pro-rated fiscal 2024 annual cash incentive, as further detailed in this section and under "Executive Compensation—Employment Agreements—Retirement of K.R. Murdoch."

For fiscal 2024, the Compensation Committee set a target range for adjusted Total Segment EBITDA of $1.444 to $1.596 billion, based on the Company's annual budget and strategic plan, that the Committee determined was challenging and appropriate. Consistent with its past practice, the Committee approved a target range, rather than a specific amount, to better maintain alignment of actual payouts with underlying performance. Performance within the target range results in a payout of 100% for the quantitative portion of the annual cash incentive; this payout is interpolated on a linear basis for performance that falls between the threshold level and the target range or between the target range and the maximum level.

As set forth below, the Company's actual adjusted Total Segment EBITDA performance resulted in a payout of 100.0% pursuant to the performance curve previously established by the Compensation Committee for fiscal 2024.



Adjusted Total Segment EBITDA

The Compensation Committee also considered each individual NEO's significant and numerous contributions and strong leadership in the development and implementation of Company strategy. In assessing the NEOs' performance after the conclusion of the fiscal year and determining the appropriate award amounts, the Compensation Committee acknowledged the following specific achievements:

Named Executive Officer	Fiscal 2024 Achievements and Contributions
Robert J. Thomson Chief Executive Officer	• Successfully navigated a fast-changing macroeconomic environment • Continued to shift the Company to steadier recurring revenues and away from cyclical advertising revenues while also becoming more digital; in fiscal 2024, 45% of revenues were circulation / subscription and 53% of revenues were digital • Continued to lead in the global debate about the impact of generative artificial intelligence on media, as News Corp achieved a historic, multi-year news content licensing deal with OpenAI • Continued to play a key role and lead industry efforts to improve the terms of trade, which are driving incremental revenues from agreements with tech platforms • Led the way in educating the public, regulators and investors globally about the dangers of the dominant tech platforms, culminating in societal scrutiny and regulatory action underway around the world, and expanding that scrutiny to incorporate artificial intelligence • Led the extension of the Company's existing partnership with Google • Advanced the Company's strategy of reinvestment in core growth pillars • Maintained focus and supported all business units to provide strong operational improvements partly driven by the previously implemented cost reduction initiatives including a 5% Company-wide headcount reduction and new initiatives, such as the printing operations joint venture in the U.K. with DMG Media • Accelerated the Company's digital transformation to growing digital-only subscriber revenues; subscribers at mastheads across three continents included 3.8 million daily average digital-only subscriptions at *The Wall Street Journal* during the fourth quarter, and approximately 1,117,000 digital subscribers with News Corp Australia and over 594,000 digital-only subscribers at *The Times* and *The Sunday Times* as of the fiscal year end • Dow Jones again achieved record profitability, with revenues up 4% and Segment EBITDA up 10%, driven by strong growth in professional information business • In Digital Real Estate Services segment, continued to innovate and expand product offerings, while prioritizing investments and remaining focused on highlighting shareholder value • Continued transformation of Book Publishing business which has seen strong digital revenues growth this year, partly driven by the new downloadable audiobooks partnership with Spotify • Continued to execute on the Company's $1 billion stock repurchase program
Susan Panuccio Chief Financial Officer	• Successfully navigated a fast-changing macroeconomic environment • Provided leadership and ongoing support to the Company's diverse business units in their continued efforts shifting to steadier recurring revenues and away from cyclical advertising revenues while also becoming more digital; in fiscal 2024, 45% of revenues were circulation / subscription and 53% of revenues were digital • Provided guidance and oversight to all business units in identifying and executing strong operational improvements partly driven by the previously implemented cost reduction initiatives, including a 5% Company-wide headcount reduction, and new initiatives, such as the printing operations joint venture in the U.K. with DMG Media • Advanced the Company's strategy of reinvestment in core growth pillars • Provided guidance and support in achieving a historic, multi-year news content licensing deal with OpenAI

Named Executive Officer	Fiscal 2024 Achievements and Contributions
	• Maintained a disciplined approach to M&A within a broader capital allocation framework and remained focused on improved returns on invested capital through a combination of strong operating performance and disciplined capital allocation
	• Continued to execute on the Company's $1 billion stock repurchase program
	• Successfully completed the refinancing of Foxtel Group's debt portfolio with a new A$1.2 billion syndicated credit facility
	• Continued to maintain a strong free cash flow profile and strong balance sheet despite the uneven macroeconomic conditions
	• Continued to build relationships with the investor community and reposition the Company's portfolio to focus on the three growth pillars
	• Supported Dow Jones in their continued efforts to grow the professional information business, while also providing additional disclosures in Company filings to help the investment community
	• Oversaw efforts to strengthen internal controls and ensure SOX compliance across the Company's businesses
David B. Pitofsky General Counsel	• Oversaw critical legal efforts to enable the Company to capitalize on unprecedented opportunities from generative artificial intelligence while protecting its valuable intellectual property from novel risks, including through the successful negotiation of a historic, multi-year news content licensing deal with OpenAI
	• Oversaw legal efforts in connection with the extension of the Company's existing partnership with Google
	• Managed global litigation strategy and docket, including civil lawsuits arising out of U.K. newspaper matters and antitrust litigation brought against HarperCollins and other publishers
	• Oversaw legal and compliance effort in connection with acquisitions and divestitures, commercial transactions and strategic relationships
	• Navigated the Company's businesses through an evolving and increasingly complex regulatory environment
	• Managed enhancements to compliance protocols, procedures and training, with continued emphasis on a culture of compliance, measuring effectiveness of the compliance program and assessing compliance-related risks
	• Oversaw global data privacy program, including creation and implementation of policies and procedures consistent with the Company's Global Data Privacy Principles, and the embedding of data privacy standards and awareness throughout the Company's operations and business
	• Oversaw legal and regulatory aspects of the Company's programs and processes for cybersecurity, information governance and records retention, including in preparation for compliance with new SEC cybersecurity disclosure requirements
	• Oversaw legal aspects of human resources matters, including labor and employment
	• Oversaw legal effort to enhance corporate governance and stockholder engagement
	• Provided leadership in the Company's focus on ESG, including efforts to formalize and enhance oversight of our ESG program, and the annual publication of the Company's standalone ESG report
	• Oversaw legal efforts in connection with the Company's $1 billion stock repurchase program

Named Executive Officer	Fiscal 2024 Achievements and Contributions
David R. Kline Chief Technology Officer	• Provided ongoing guidance and support to the Company's business units to foster greater strategic alignment, strengthen partnerships, identify opportunities to collaborate and build a community of industry leading technology talent • Successfully completed the delivery of shared technology services that have resulted in multi-year productivity savings • Provided guidance and support in achieving a historic, multi-year news content licensing deal with OpenAI and influenced and enabled technological innovation pertaining to Generative AI across the Company • Played a key role in identifying opportunities to drive incremental revenues from agreements with tech platforms and supported efforts to improve the terms of trade • Played a key role in the extension of the Company's existing partnership with Google • Advanced the Company's digital strategy by focusing on innovative growth initiatives, leveraging partnerships and tech platforms, implementing Generative AI programs and remaining up to date with industry advancements • Launched a multi-year critical hybrid cloud modernization program to advance the Company's digital revenue opportunities, enable further growth, reduce tech debt, and strengthen cyber security • Drove adoption of cutting-edge newsroom technology, NewsPress, that has been well received by the Company's diverse newsrooms globally and nominated for global industry awards • Provided leadership and facilitated collaboration through the ongoing development of video strategy, improving production workflows and building the tech ecosystem • Provided guidance and support to optimize and reengineer the delivery of a global HRMS • Developed data mesh strategy designed to drive enhanced data sharing across business units, enabling shared intelligence for global analytics and audience data aggregation to power innovative advertising, marketing, and personalization products • Drove the alignment of cybersecurity initiatives and monitored and mitigated risks associated with emerging technologies and platforms, the evolving tech landscape, competitor activity, and vendors/suppliers/partners
Ruth Allen Chief Human Resources Officer	• Provided leadership and guidance to the Company's diverse businesses in their ongoing change and optimization efforts • Continued to enhance talent attraction and retention, development and compensation strategies across the Company • Guided and led the Company's health, safety and security response across its diverse risk profile, including through support of staff deployed to the Israel Gaza conflict and Ukraine war and the launch of programming designed to ensure the wellbeing of news-gathering employees covering traumatic events • Oversaw and guided people- and culture-related efforts across the Company's businesses to promote employee engagement and alignment with the Company's values • Continued to build the Company's global talent mobility strategy to maximize the utilization of diverse talent world-wide • Led efforts to optimize and implement a core people management technology strategy, including the implementation of a HRMS, across the Company's business units

Named Executive Officer	Fiscal 2024 Achievements and Contributions
	• Continued efforts to ensure the global property portfolio is strategically optimized to suit the Company's evolving business needs • Oversaw ESG efforts globally, including overseeing the Company's long-standing Global Environmental Initiative and progress toward goals to reduce the operational carbon footprint 65% by fiscal 2030 and achieve net zero carbon emissions by fiscal 2050 • Led and managed philanthropy efforts in the communities in which employees live and work in line with the Company's strategic giving pillars and causes resonant with the Company's business units • Continued to promote robust governance around the Company's extensive benefits portfolio, including 401(k) and other retirement benefits • Continued to oversee internal controls related to people-related compliance requirements

To calculate payouts of the NEOs' fiscal 2024 annual cash incentives, the Compensation Committee determined that the Company's adjusted Total Segment EBITDA was approximately $1.566 billion and, as a result, 100.0% of the quantitative portion of the annual cash incentives was achieved. In light of this achievement and the individual accomplishments described above, the Compensation Committee determined that the qualitative portion of the annual cash incentives were achieved in the amounts set forth below and approved fiscal 2024 annual cash incentive payouts for each of the NEOs other than Mr. Thomson and Mr. K.R. Murdoch, and the Compensation Committee recommended and the Board approved the payout for Mr. Thomson, each as set forth below.

Named Executive Officer	Target	Fiscal 2024 Total Annual Cash Incentive						
		Quantitative Performance			Qualitative Performance			
		2/3 of Target	Multiple	Subtotal A	1/3 of Target	Multiple	Subtotal B	Total
Robert J. Thomson	$5,000,000	$3,333,333	100.0%	$3,333,333	$1,666,667	170%	$2,833,334	$6,166,667
Susan Panuccio	$2,700,000	$1,800,000	100.0%	$1,800,000	$ 900,000	160%	$1,440,000	$3,240,000
David B. Pitofsky	$1,310,400	$ 873,600	100.0%	$ 873,600	$ 436,800	160%	$ 698,880	$1,572,480
David R. Kline[a]	$ 936,000	$ 624,000	100.0%	$ 624,000	$ 312,000	150%	$ 468,000	$1,092,000
Ruth Allen[a]	$ 787,192	$ 524,795	100.0%	$ 524,795	$ 262,397	150%	$ 393,596	$ 918,391

(a) The fiscal 2024 annual cash incentive targets for Mr. Kline and Ms. Allen were determined prior to their respective appointments as executive officers of the Company.

Mr. K.R. Murdoch stepped down as Executive Chair as of November 15, 2023. Following such retirement, in accordance with the terms of a letter agreement between Mr. K.R. Murdoch and the Company, dated June 27, 2014, Mr. K.R. Murdoch received a pro-rata portion of the annual bonus he would have earned for fiscal 2024, the fiscal year of his termination, had no termination occurred, calculated based solely on the Compensation Committee's assessment of the Company's financial and operational performance as compared to the Company's annual budget; such portion totaled $754,098. For more details, see "Executive Compensation—Employment Agreements—Retirement of K.R. Murdoch."

Grant of Fiscal 2024-2026 Long-Term Equity Incentive

Annual long-term equity incentives are generally granted each August 15. In August 2023, the Compensation Committee determined the target value of the fiscal 2024-2026 long-term equity incentive for each NEO, which was converted to a target number of units based on the closing price of the Company's Class A Common Stock on August 14, 2023, the trading day immediately prior to August 15, 2023. Consistent with its past practice, the Compensation Committee determined to award a mix of performance- and time-based equity awards to the NEOs. The target value of the awards granted to Mr. K.R. Murdoch, Ms. Panuccio and Mr. Pitofsky was granted approximately 70% in the form of PSUs based on the metrics outlined below and approximately 30% in the form of RSUs. For the award granted to Mr. Thomson, $1,000,000, or 11%, of the target value was granted in the form of PSUs based solely on the achievement of relative TSR, in line with the terms of his employment agreement. The remaining $8,000,000, or 89%, in target value

was granted approximately 70% in the form of PSUs based on the metrics outlined below and approximately 30% in the form of RSUs. The Compensation Committee believes granting a mix of time-based and performance-based equity awards serves to focus the NEOs on the Company's long-term success, while encouraging retention and deterring excessive risk-taking. The Company did not grant any options in fiscal 2024.

Mr. Kline's and Ms. Allen's fiscal 2024 long-term equity incentives were granted prior to their appointment as executive officers of the Company and therefore the target values were set by Mr. Thomson, with awards comprising 50% PSUs and 50% RSUs, consistent with long-term equity incentives awarded to similarly situated employees. Beginning with fiscal 2025, their target annual cash incentives will be set by the Compensation Committee.

Payouts of the fiscal 2024-2026 PSUs will be determined based on the achievement of performance targets established by the Compensation Committee in August 2023 reflecting the Company's long-range plan. The performance metrics and their respective weightings for the fiscal 2024-2026 PSUs are generally as follows:

- 40% based on cumulative adjusted EPS;

- 40% based on cumulative adjusted FCF; and

- 20% based on the Company's three-year TSR percentile relative to the individual companies comprising the S&P 1500 Media Index (with a target of 50th percentile and performance curve consistent with prior years - see, *e.g.*, page 50).

After the end of the performance period, the Compensation Committee will evaluate the Company's actual performance against the targets set by the Compensation Committee at the start of the period and determine payouts for the NEOs using the following formula:

PSU Target Shares	X	Payout Multiplier 0 - 200% based on Company performance against the three weighted performance metrics	=	Final PSU Award

Final PSU awards will cliff vest on the August 15th following the completion of the three-fiscal-year performance period, subject generally to continued service through such date. RSUs granted to the NEOs will vest ratably in thirds on the first, second and third August 15th following the end of the fiscal year of grant, subject generally to continued service through such date.

Equity awards granted to Ms. Panuccio, Mr. Pitofsky, Mr. Kline and Ms. Allen (beginning in fiscal 2024) are settled net of taxes in shares of Class A Common Stock. Equity awards granted to Messrs. K.R. Murdoch and Thomson are settled net of taxes in cash rather than stock pursuant to the Company's policy of settling Directors' equity awards in cash to address certain requirements of the Australian Securities Exchange (the "ASX"). Equity awards granted to Ms. Allen through fiscal 2023, while she was serving in her previous role as Chief People Officer of News Corp Australia, are settled in cash rather than stock pursuant to the Company's policy of settling equity awards to employees in certain countries in cash to address certain requirements of local laws but the ultimate cash value realizable upon settlement of such awards remains subject to share price fluctuations.

Accordingly, PSUs granted to the NEOs are fully at risk for financial performance during the three-year performance period and for stock price performance until their vesting date. RSUs granted to the NEOs are fully at risk for stock price performance until their respective vesting dates.

The Board (with respect to Mr. Thomson), the Compensation Committee (with respect to Ms. Panuccio, Mr. Pitofsky and Mr. K.R. Murdoch) and Mr. Thomson (with respect to Mr. Kline and Ms. Allen, prior to their appointments as executive officers of the Company) approved the target values resulting in the corresponding target units set forth below for the NEOs' fiscal 2024-2026 PSUs and RSUs.

Named Executive Officer	Fiscal 2024-2026 Long-Term Equity Incentive Awards			
	Target Value	Target PSUs	RSUs	Total
Robert J. Thomson	$9,000,000	305,273	111,008	416,281
Susan Panuccio	$2,850,000	92,276	39,546	131,822
David B. Pitofsky	$1,768,000	57,244	24,532	81,776
David R. Kline	$ 900,000	20,814	20,814	41,628
Ruth Allen	$ 750,000	17,345	17,345	34,690
K. Rupert Murdoch[a]	$3,000,000	97,132	41,628	138,760

(a) Mr. K.R. Murdoch stepped down as Executive Chair as of November 15, 2023 and as a result forfeited all fiscal 2024-2026 PSUs pursuant to the retirement provisions of the applicable agreements. For details, see "Executive Compensation—Employment Agreements—Retirement of K.R. Murdoch."

The NEOs receive dividend equivalents on earned PSUs and RSUs, in order to further align our executive compensation with total return to stockholders. Such dividend equivalents are represented by additional PSUs or RSUs, as applicable, are subject to the same performance- and/or time-based vesting conditions as the underlying PSUs or RSUs and are payable when, and only to the extent that, the underlying PSUs or RSUs vest.

Payout of Fiscal 2022-2024 PSUs

The payout of the fiscal 2022-2024 PSUs was based on the achievement of performance targets established by the Compensation Committee in August 2021 for the three-year performance period that ended on June 30, 2024. The performance metrics and their respective weightings were the same as those established for the fiscal 2024-2026 PSUs, as follows:

- 40% based on cumulative adjusted EPS;

- 40% based on cumulative adjusted FCF; and

- 20% based on the Company's three-year TSR percentile relative to the individual companies comprising the S&P 1500 Media Index.

For the cumulative adjusted EPS and cumulative adjusted FCF metrics, performance within the target range results in a payout of 100% for that metric; the payout is interpolated on a linear basis for performance that falls between the threshold level and the target range or between the target range and the maximum level. The Company's actual performance versus the performance curve established by the Compensation Committee for each metric over the three-year performance period is set forth below:



Based on such performance, the Compensation Committee determined the final payout multiplier on the fiscal 2022-2024 PSUs of 116.8%, as set forth below:

Metric	Metric Weighting	Target (Range)	Achieved	Payout Multiplier
Cumulative adjusted EPS	40%	$2.65 - $3.23	$2.59	36.8%
Cumulative adjusted FCF	40%	$2.625 - $3.208 billion	$2.705 billion	40.0%
Relative TSR percentile	20%	50th	85.7th	40.0%
				116.8%

The application of the payout multipliers to each NEO's target shares resulted in vesting on August 15, 2024 as indicated below:

Named Executive Officer[a]	Payout of Fiscal 2022-2024 PSUs		
	Target Shares[b]	Payout Multiplier	Final PSU Award
Robert J. Thomson[c]	183,969	116.8%	214,875
	43,802	200.0%	87,604
Susan Panuccio	67,453	116.8%	78,785
David B. Pitofsky	49,056	116.8%	57,297
David R. Kline	15,788	116.8%	18,440
K. Rupert Murdoch	61,322	116.8%	71,624

(a) Ms. Allen did not receive fiscal 2022-2024 PSUs as part of her fiscal 2022-2024 long-term equity incentive, which was granted prior to her appointment as Chief Human Resources Officer of the Company.

(b) Includes dividend equivalents, which vested at the same time and were subject to the same payout multiplier as the underlying award.

(c) Target shares include $1,000,000, representing 11% of Mr. Thomson's aggregate long-term equity incentive target, solely based on the achievement of relative TSR, pursuant to the terms of his employment agreement. After subtracting such amount, 70% of the balance of his long-term equity incentive was granted as PSUs that were weighted as described above.

Retirement Benefits

The Company provides retirement benefits through a 401(k) plan as well as the News Corp Restoration Plan (the "Restoration Plan"), an unfunded nonqualified defined contribution plan maintained for the benefit of certain management and other highly compensated employees of the Company, including the current NEOs. The Restoration Plan provides participants with retirement benefits which would have become payable under the Company's traditional qualified retirement plans but for limitations imposed by the Internal Revenue Code of 1986, as amended (the "Tax Code"). For additional information on the Restoration Plan, please see the "Nonqualified Deferred Compensation Table" and its accompanying footnotes and "Description of Restoration Plan" in the section titled "Executive Compensation" below. Mr. K.R. Murdoch did not participate in the Company's retirement plans.

Mr. Thomson and Ms. Panuccio are also entitled to pension benefits accrued prior to the separation of the Company's businesses from its former parent, 21st Century Fox, on June 28, 2013 (the "Separation") under certain U.S.-qualified, U.K.-registered

(qualified) and/or U.K. unfunded nonqualified defined benefit plans in connection with services rendered to 21st Century Fox. The liabilities for such benefits have been assumed by the Company, and following the Separation, there have been no further accruals under these arrangements. For additional information on these arrangements, please see the "Pension Benefits Table" and its accompanying footnotes, and "Description of Pension Benefits" in the section titled "Executive Compensation" below. Ms. Panuccio and Ms. Allen also have accrued Australia-based superannuation benefits related to prior service outside the U.S.

Perquisites

The NEOs are provided with limited perquisites that the Compensation Committee believes are reasonable and consistent with the Company's overall compensation philosophy. Perquisites constitute a small percentage of each NEO's total compensation package. The perquisites received by each NEO in fiscal 2024 are reported as required in

the "Summary Compensation Table" and its accompanying footnotes in the section titled "Executive Compensation" below.

Comparative Market Data and Industry Trends

The Compensation Committee considers compensation data and practices of a group of peer companies (the "Peer Group"), as well as current market trends and practices generally, in designing competitive and appropriate compensation packages for the NEOs. The Compensation Committee believes that a competitive executive compensation program is essential to attract and retain talented executives with the requisite skills and experience to successfully manage the Company's businesses. The Compensation Committee considers both individual elements of compensation and total compensation of similarly situated executives at companies in the Peer Group. Given the Company's diverse business portfolio, which is comprised of operating companies across multiple industries and markets, the Compensation Committee believes that strict "benchmarking" against the Peer Group does not provide a broad enough view for establishing executive compensation and it does not set compensation targets for the NEOs at a specific percentile of the Peer Group.

The Compensation Committee, with advice from its independent compensation consultant, annually reviews the Peer Group and approves updates to its composition as necessary to better reflect the Company's competitive landscape and account for any corporate changes and reorganizations among the Peer Group.

The Company's Peer Group is designed to include:

- Companies with significant content production operations, including online/digital, print and television;

- Companies of comparable financial size (the Company's revenue and market capitalization were at the 51st and 33rd percentiles, respectively, among the fiscal 2024 Peer Group at the time of its selection in April 2023);

- Competitors for key executive level talent;

- Companies with a significant portion of revenue generated outside the United States; and

- Companies within the same General Industry Classification Standards (GICS) code as the Company.

In reviewing the Peer Group, the Compensation Committee also considers the companies identified as the Company's peers by proxy advisory firms.

In April 2023, the Compensation Committee reviewed the fiscal 2023 Peer Group with its independent compensation consultant and determined that with the removal of Daily Mail and General Trust plc, which ceased to be publicly traded in 2022, it remained appropriate for fiscal 2024, appropriately reflecting the Company's business operations and financial size.

Fiscal 2024 Peer Group	
• Booking Holdings Inc.	• Nexstar Media Group, Inc.
• DISH Network Corporation	• Omnicom Group Inc.
• FactSet Research Systems Inc.	• Paramount Global
• Fox Corporation	• Sirius XM Holdings Inc.
• IAC Inc.	• TEGNA Inc.
• The Interpublic Group of Companies, Inc.	• Thomson Reuters Corporation
• Liberty Global Ltd.	• Warner Bros. Discovery, Inc.
• Netflix, Inc.	• Zillow Group, Inc.

In February 2024, the Compensation Committee reviewed the fiscal 2024 Peer Group with its independent compensation consultant and determined to remove DISH Network Corporation, which ceased to be a separate publicly traded company following its acquisition by EchoStar in December 2023, from the Peer Group for the fiscal 2025 Peer Group.

Severance Arrangements

The current NEOs are each party to a negotiated employment agreement that provides for certain payments and benefits upon his or her separation from the Company. Mr. Pitofsky's employment agreement was most recently amended on May 8, 2024 (effective as of July 1, 2024). Such employment agreements and provisions relating to severance arrangements are more fully described under "Executive Compensation—Potential Payments upon Termination."

None of the NEOs' employment agreements provides benefits that are triggered in whole or in part solely by a change in control of the Company (*i.e.*, the agreements do not provide automatic single trigger benefits).

The Company believes that providing appropriate severance benefits helps attract and retain highly qualified executives by mitigating the risks associated with leaving a previous employer and accepting a new position with the Company and by providing income continuity following an unexpected termination. These arrangements also allow the Company to protect its interests through confidentiality, non-competition and other restrictive covenants in the event of an executive's termination.

Stock Ownership Guidelines for Executive Officers

The Compensation Committee has adopted stock ownership guidelines for the current NEOs, which require each such executive officer to maintain a substantial stake in the Company to help promote a long-term focus and further align the interests of executives with those of other Company stockholders. The CEO's stock ownership guideline is five times base salary, the CFO's stock ownership guideline is two times base salary and each of the General Counsel's, Chief Technology Officer's and Chief Human Resources Officer's stock ownership guideline is one time base salary.

Directly held shares and unvested equity awards (whether cash- or stock-settled) count toward the stock ownership guidelines. Each executive officer has five years following appointment to a position that is subject to a stock ownership guideline to comply with such requirement. The current NEOs are each currently in compliance with their respective requirements.

Clawback Policies

The Company has adopted compensation recoupment and clawback policies that authorize or require the Compensation Committee to recoup compensation paid to executive officers or other senior executives in certain circumstances.

The Compensation Committee adopted a clawback policy consistent with the requirements of Exchange Act Rule 10D-1 and the Nasdaq listing standards implementing such rule. Under such policy, certain incentive-based compensation awarded to covered executive officers is subject to mandatory recovery if the Company is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under the federal securities laws. The recovery of such compensation applies regardless of whether the covered executive officer engaged in misconduct or otherwise caused the need for the accounting restatement. Under this policy, the Compensation Committee will generally recoup any excess incentive-based compensation received within a look-back period of the three completed fiscal years immediately preceding the date on which the Company is required to prepare the accounting restatement that would not have been received under the restated results.

In addition, the Company has adopted a secondary compensation recoupment policy providing the Compensation Committee with the authority to recoup performance-based cash incentive and time- and performance-based equity awards paid to the NEOs and certain other senior executives in the event of certain accounting restatements and in certain

cases of significant misconduct, including any material misrepresentation or willful violation of law or Company policy, including, but not limited to, harassment, discrimination and/or retaliation, that caused or was reasonably likely to cause material financial, operational or reputational harm to the Company, to the extent permitted by governing law.

Insider Trading Policy and Prohibition on Hedging and Pledging of News Corporation Stock

We maintain an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, director emeriti, officers, employees, designated consultants and independent advisors, as well as their family members and/or controlled entities, that is designed to promote compliance with applicable securities laws that prohibit certain persons who are aware of material nonpublic information about a company from (i) trading in securities of that company or (ii) providing material non-public information to other persons who may trade on the basis of that information.

The policy also prohibits all Directors and employees, including the NEOs, from engaging in short sales of the Company's securities and investing in Company-based derivative securities, including options, warrants, stock appreciation rights or similar rights whose value is derived from the value of the Company's common stock. This prohibition includes, but is not limited to, trading in Company-based put or call option contracts, straddles and similar instruments designed to offset the risks of ownership of the Company's securities. However, holding and exercising employee stock options, RSUs or other equity-based awards granted under the Company's equity compensation plans is not prohibited.

The policy also prohibits Directors and employees, including the NEOs, from hedging or pledging any Company securities that they hold directly or have received as equity compensation. A copy of our Insider Trading Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended June 30, 2024.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board of Directors has reviewed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and discussed it with the Company's management. Based on the Compensation Committee's review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2024.

THE COMPENSATION COMMITTEE:

Kelly Ayotte (Chair)
Natalie Bancroft
Masroor Siddiqui

RISKS RELATED TO COMPENSATION POLICIES AND PRACTICES

The Compensation Committee is responsible for reviewing the compensation policies and practices of the Company and its subsidiaries to determine whether they create risk-taking incentives that are reasonably likely to have a material adverse impact on the Company. At the direction of the Compensation Committee, members of senior management conducted a risk assessment involving the collection and review of information regarding pay practices and risk-mitigation factors at the Company. Following an analysis of the results of the risk assessment with the Compensation Committee, the Compensation Committee concluded that the risks arising from the Company's compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. The Company's compensation programs include features designed to discourage undue risk-taking by employees, including significant management discretion and oversight, a balance of annual and long-term incentives for senior executives, the use of multiple performance metrics which are generally set at the beginning of the performance period, award opportunities that are fixed or capped and recoupment provisions for certain incentive compensation granted to the NEOs and certain other senior executives in the event of certain financial restatements or misconduct.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information with respect to total compensation for the Company's NEOs for fiscal 2024, 2023 and 2022, respectively.

Name and Principal Position	Fiscal Year	Salary[a]	Stock Awards[b]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings[c]	All Other Compensation[d]	Total
Robert J. Thomson	2024	$3,000,000	$10,382,002	$6,166,667	$262,624	$518,413	$20,329,706
Chief Executive Officer	2023	$3,000,000	$10,380,976	$5,426,667	$ —	$496,944	$19,304,587
	2022	$3,057,692	$ 8,031,023	$8,133,333	$ —	$467,350	$19,689,398
Susan Panuccio	2024	$1,700,000	$ 3,133,338	$3,240,000	$ 51,761	$244,118	$ 8,369,217
Chief Financial Officer	2023	$1,540,000	$ 2,756,782	$2,442,000	$ —	$274,264	$ 7,013,046
	2022	$1,426,923	$ 2,403,339	$3,153,333	$ —	$287,290	$ 7,270,885
David B. Pitofsky	2024	$1,310,400	$ 1,947,167	$1,572,480	$ —	$144,524	$ 4,974,571
General Counsel	2023	$1,260,000	$ 1,874,244	$1,325,520	$ —	$171,222	$ 4,630,986
	2022	$1,223,077	$ 1,747,498	$1,852,000	$ —	$164,529	$ 4,987,104
David R. Kline[e]	2024	$1,040,000	$ 967,777	$1,092,000	$ —	$ 93,224	$ 3,193,001
Chief Technology Officer							
Ruth Allen[f]	2024	$ 785,827	$ 804,254	$ 918,391	$ —	$107,452	$ 2,615,924
Chief Human Resources Officer							
K. Rupert Murdoch[g]	2024	$ 388,462	$ 3,276,285	$ 754,098	$ —	$ 15,952	$ 4,434,797
Former Executive Chair	2023	$1,000,000	$ 2,210,125	$2,037,333	$ —	$ —	$ 5,247,458
	2022	$ 1,019,231	$ 2,192,802	$2,753,333	$ —	$505,942	$ 6,471,308

(a) The amounts reported in this column represent base salaries paid to each of the NEOs for the applicable fiscal year as provided for in each of their respective employment agreements or compensation arrangements. Fiscal 2024, fiscal 2023 and fiscal 2022 included 52, 52 and 53 weeks, respectively.

(b) The amounts set forth in the "Stock Awards" column represent the aggregate grant date fair value of stock awards, including dividend equivalents, granted during the applicable fiscal year calculated based on the probable outcome of performance conditions as of the date of grant in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Assuming the maximum level of performance, the grant date fair value of the stock awards granted during fiscal 2024 would be: $18,319,406 for Mr. Thomson; $5,396,553 for Ms. Panuccio; $3,354,079 for Mr. Pitofsky; $1,477,849 for Mr. Kline; $1,226,969 for Ms. Allen; and $5,638,256 for Mr. K.R. Murdoch. The actual value, if any, the executives will realize for these awards is a function of the value of the underlying shares if and when these awards vest and the level of attainment of the applicable performance targets. Please see the "Grants of Plan-Based Awards Table" below for more information regarding the stock awards granted in fiscal 2024. For additional information on how we account for equity-based compensation, see Note 13 to our consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended June 30, 2024 filed with the SEC on August 13, 2024.

(c) In fiscal 2023, there was a decrease in pension value of $282,216 for Mr. Thomson and $151,391 for Ms. Panuccio. In fiscal 2022, there was a decrease in pension value of $1,262,674 for Mr. Thomson and $411,367 for Ms. Panuccio. As a result, a change of $0 is reported in this column in accordance with SEC rules. Changes in pension value as reported in the "Summary Compensation Table" are theoretical as these amounts are calculated pursuant to SEC requirements and are based on a retirement assumption of age 60 and other assumptions used in preparing our consolidated financial statements for fiscal 2024, fiscal 2023 and fiscal 2022. The change from year to year in actuarial present value for each NEO's accumulated pension benefits under the applicable Company pension plans is subject to market volatility and may not represent, nor does it affect, the value that a NEO will actually accrue under the Company's pension plans during any given fiscal year. Changes in pension value are denominated in British pounds sterling, and have been converted into U.S. dollars using the average exchange rate for the applicable fiscal year. There were no above-market earnings or preferential earnings on any compensation that was deferred pursuant to a nonqualified deferred compensation plan or on any other basis that is not tax-qualified.

(d) "All Other Compensation" for fiscal 2024 is calculated based on the aggregate incremental cost to the Company. To the extent the value of all perquisites and personal benefits did not exceed $10,000 in a given fiscal year for any NEO, such amounts are not disclosed below or in the table above as permitted under SEC rules. The amounts included in this column for fiscal 2024 comprise the following:

	Robert J. Thomson	Susan Panuccio	David B. Pitofsky	David R. Kline	Ruth Allen	K. Rupert Murdoch
Perquisites						
Tax planning services	$ —	$ 16,927[1]	$ —	$ —	$ 28,335[2]	$ —
Home office expenses				$ —	$ —	$ 2,027[3]
Legal fees in connection with stockholder diligence	$ —	$ —	$ —	$ —	$ —	$13,925[4]
Other						
Company contributions to 401(k) plan	$ 18,450	$ 18,458	$ 18,555	$18,577	$ 17,467	$ —
Company contributions to Restoration Plan	$ 256,025	$208,733	$125,969	$74,647	$ 61,650	$ —
Life insurance	$ 243,938[5]	$ —	$ —	$ —	$ —	$ —
Total	$ 518,413	$244,118	$144,524	$93,224	$107,452	$15,952

---

(1) Represents tax planning services relating to Ms. Panuccio's relocation from Australia to the United States in connection with her appointment as CFO.

(2) Represents tax planning services (including a related gross-up of $12,822 paid in November 2023 relating to imputed income attributable to services provided prior to her appointment as an executive officer) relating to Ms. Allen's relocation from Australia to the United States in connection with her appointment as Chief Human Resources Officer.

(3) Represents expenses relating to Mr. K.R. Murdoch's home office.

(4) Represents legal fees incurred by the Murdoch Family Trust relating to routine know-your-customer diligence of Company stockholders required by certain banking and other vendors of the Company.

(5) The life insurance premium provided to Mr. Thomson is a legacy benefit from his previous employment by 21st Century Fox in the U.K. in periods prior to the Separation.

(e) Mr. Kline was appointed an executive officer of the Company as of February 24, 2024. He was not an NEO in fiscal 2023 or fiscal 2022 and therefore his compensation related to such fiscal years is not disclosed.

(f) Ms. Allen was appointed an executive officer of the Company as of February 24, 2024. She was not an NEO in fiscal 2023 or fiscal 2022 and therefore her compensation related to such fiscal years is not disclosed.

(g) Mr. K.R. Murdoch retired as Executive Chair of the Company as of November 15, 2023. As a result, his fiscal 2024 base salary and annual cash incentive were pro-rated. The amount set forth in the "Stock Award" column represents the grant date fair value of his full target fiscal 2024 long-term incentive award, a portion of which was forfeited upon his retirement. For details, see "Executive Compensation—Employment Agreements—Retirement of K.R. Murdoch."

Grants of Plan-Based Awards Table

The following table sets forth information with respect to grants of plan-based awards to the NEOs during fiscal 2024.

Name	Grant Date	Committee Action Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards	Grant Date Fair Value of Stock Awards[a]
			Threshold	Target	Maximum	Threshold	Target	Maximum		
Robert J. Thomson			$2,500,000	$5,000,000	$10,000,000					
	8/15/2023[b]	8/7/2023				25,903	259,019	518,038		$ 6,184,856
	8/15/2023[b]	8/7/2023				23,129	46,254	92,508		1,522,219
	8/15/2023[b]	8/7/2023							111,008	2,399,993
	10/11/2023[c]					361	3,595	7,190		82,904
	10/11/2023[c]					349	694	1,388		23,718
	10/11/2023[c]								1,079	21,645
	4/10/2024[c]					294	2,923	5,846		93,101
	4/10/2024[c]					284	564	1,128		30,606
	4/10/2024[c]								877	22,960
										$10,382,002
Susan Panuccio			$1,350,000	$2,700,000	$ 5,400,000					
	8/15/2023[b]	8/7/2023				9,229	92,276	184,552		$ 2,203,366
	8/15/2023[b]	8/7/2023							39,546	854,985
	10/11/2023[c]					124	1,225	2,450		28,127
	10/11/2023[c]								367	7,362
	4/10/2024[c]					101	996	1,992		31,722
	4/10/2024[c]								297	7,776
										$ 3,133,338
David B. Pitofsky			$ 655,200	$1,310,400	$ 2,620,800					
	8/15/2023[b]	8/7/2023				5,726	57,244	114,488		$ 1,366,872
	8/15/2023[b]	8/7/2023							24,532	530,382
	10/11/2023[c]					84	821	1,642		18,818
	10/11/2023[c]								239	4,794
	4/10/2024[c]					68	667	1,334		21,222
	4/10/2024[c]								194	5,079
										$ 1,947,167
David R. Kline			$ 468,000	$ 936,000	$ 1,872,000					
	8/15/2023[b]	8/7/2023				2,083	20,814	41,628		$ 496,997
	8/15/2023[b]	8/7/2023							20,814	449,999
	10/11/2023[c]					28	268	536		6,133
	10/11/2023[c]								187	3,752
	4/10/2024[c]					23	218	436		6,942
	4/10/2024[c]								151	3,954
										$ 967,777
Ruth Allen			$ 393,596	$ 787,192	$ 1,574,384					
	8/15/2023[b]	8/7/2023				1,736	17,345	34,690		$ 414,164
	8/15/2023[b]	8/7/2023							17,345	374,999
	10/11/2023[c]					19	172	344		4,089
	10/11/2023[c]								159	3,190
	4/10/2024[c]					15	139	278		4,462
	4/10/2024[c]								128	3,350
										$ 804,254
K. Rupert Murdoch[d]			$1,000,000	$2,000,000	$ 4,000,000					
	8/15/2023[b]	8/7/2023				9,715	97,132	194,264		$ 2,319,318
	8/15/2023[b]	8/7/2023							41,628	899,997
	10/11/2023[c]					114	1,128	2,256		25,805
	10/11/2023[c]								347	6,961
	4/10/2024[c]					55	535	1,070		16,848
	4/10/2024[c]								281	7,356
										$ 3,276,285

(a) Reflects the right to receive the U.S. dollar value of shares of Class A Common Stock (in the case of Mr. Thomson and Mr. K.R. Murdoch, and certain dividend equivalents granted to Ms. Allen) or shares of Class A Common Stock (in all other cases), that may be earned upon vesting of the PSUs and RSUs, assuming, in the case of PSUs, the achievement of target performance levels (*i.e.*, 100% of target PSUs) during the applicable performance period. See "Compensation Discussion and Analysis—Named Executive Officer Compensation—Grant of Fiscal 2023-2025 Long-Term Equity Incentive" for a discussion of the performance metrics applicable to the fiscal 2024-2026 PSUs.

(b) Represents the fiscal 2024-2026 PSUs and RSUs. See "Compensation Discussion and Analysis—Named Executive Officer Compensation—Grant of Fiscal 2023-2025 Long-Term Equity Incentive."

(c) Represents dividend equivalents accrued on the fiscal 2022-2024, fiscal 2023-2025 and fiscal 2024-2026 PSUs and RSUs.

(d) Mr. K.R. Murdoch retired as Executive Chair of the Company as of November 15, 2023. As a result, the fiscal 2024-2026 PSUs granted to him on August 15, 2023 as part of his fiscal 2024 long-term incentive award, along with dividend equivalents accrued thereon, were forfeited upon his retirement. For details, see "Executive Compensation—Employment Agreements—Retirement of K.R. Murdoch."

Outstanding Equity Awards Table

The following table sets forth information with respect to each of the NEOs' outstanding equity awards as of the end of fiscal 2024.

| Name | Stock Awards | | | |
	Number of Shares or Units of Stock That Have Not Vested[a]	Market Value of Shares or Units of Stock That Have Not Vested[a][b]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[c]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[b][c]
Robert J. Thomson	527,505	$14,543,313	665,840	$18,357,209
Susan Panuccio	155,427	$ 4,285,122	187,980	$ 5,182,609
David B. Pitofsky	107,488	$ 2,963,444	122,272	$ 3,371,039
David R. Kline	57,731	$ 1,591,644	40,541	$ 1,117,715
Ruth Allen	33,288	$ 917,750	35,931	$ 990,618
K. Rupert Murdoch	144,339	$ 3,979,426	75,915	$ 2,092,977

(a) Represents (i) stock- or cash-settled (as indicated below) RSUs granted as part of the fiscal 2022-2024, fiscal 2023-2025 and fiscal 2024-2026 RSU awards and dividend equivalents thereon; and (ii) stock-settled PSUs (in the case of Ms. Panuccio, Mr. Kline and Mr. Pitofsky) or cash-settled PSUs (in the case of Mr. Thomson and Mr. K.R. Murdoch), granted as part of the fiscal 2022-2024 PSU award and dividends equivalents thereon, which were subject to a performance period ending on June 30, 2024 and remained subject to time-based vesting through August 15, 2024. The respective vesting dates for RSUs that have not yet vested as of the end of fiscal 2024 are set forth below:

Name	Number of RSUs That Have Not Vested	Vesting Date[4]
Robert J. Thomson	111,982[1]	Ratably on 8/15/2024, 8/15/2025 and 8/15/2026
	86,761[2]	Ratably on 8/15/2024 and 8/15/2025
	26,283[3]	On 8/15/2024
Susan Panuccio	39,892[1]	Ratably on 8/15/2024, 8/15/2025 and 8/15/2026
	27,112[2]	Ratably on 8/15/2024 and 8/15/2025
	9,638[3]	On 8/15/2024
David B. Pitofsky	24,746[1]	Ratably on 8/15/2024, 8/15/2025 and 8/15/2026
	18,435[2]	Ratably on 8/15/2024 and 8/15/2025
	7,010[3]	On 8/15/2024

Name	Number of RSUs That Have Not Vested	Vesting Date[4]
David R. Kline	20,995[1]	Ratably on 8/15/2024, 8/15/2025 and 8/15/2026
	13,031[2]	Ratably on 8/15/2024 and 8/15/2025
	5,265[3]	On 8/15/2024
Ruth Allen	17,497[1]	Ratably on 8/15/2024, 8/15/2025 and 8/15/2026
	12,291[2]	Ratably on 8/15/2024 and 8/15/2025
	3,500[3]	On 8/15/2024
K. Rupert Murdoch	41,992[1]	Ratably on 8/15/2024, 8/15/2025 and 8/15/2026
	21,960[2]	Ratably on 8/15/2024 and 8/15/2025
	8,763[3]	On 8/15/2024

(1) Represents the number of unvested, stock-settled RSUs, other than for Mr. Thomson and Mr. K.R. Murdoch, who received cash-settled RSUs, granted as part of the fiscal 2024-2026 RSU award, and dividend equivalents thereon.

(2) Represents the number of unvested, stock-settled RSUs, other than for Mr. Thomson and Mr. K.R. Murdoch, who received cash-settled RSUs, granted as part of the fiscal 2023-2025 RSU award, and dividend equivalents thereon.

(3) Represents the number of unvested, stock-settled RSUs, other than for Mr. Thomson, Ms. Allen and Mr. K.R. Murdoch, who received cash-settled RSUs, granted as part of the fiscal 2022-2024 RSU award, and dividend equivalents thereon.

(4) Underlying awarded units vest on the schedule shown with any associated accrued dividend equivalents vesting at the same time as the underlying RSUs to which they relate.

(b) Calculated using the closing price of the Company's Class A Common Stock as reported on Nasdaq on June 28, 2024, the last trading day of fiscal 2024, of $27.57.

(c) Represents PSUs, including dividend equivalents accrued thereon, which remain subject to performance criteria and have not yet vested as of the end of fiscal 2024. In accordance with SEC guidance, the number of shares presented is based on the assumption that the PSUs will vest based on the achievement of the target performance level, based on the trending performance of the PSUs as of the end of fiscal 2024. The number of PSUs, if any, realized by the NEO will depend on the actual performance level achieved by the Company for the applicable performance period. The respective performance periods and vesting dates for PSUs that remain subject to performance criteria and have not yet vested as of the end of fiscal 2024 are set forth below:

Name	Number of PSUs That Have Not Vested[1]	Performance Period	Vesting Date
Robert J. Thomson	307,953[1]	7/1/2023 to 6/30/2026	8/15/2026
	357,887[2]	7/1/2022 to 6/30/2025	8/15/2025
Susan Panuccio	93,086[1]	7/1/2023 to 6/30/2026	8/15/2026
	94,894[2]	7/1/2022 to 6/30/2025	8/15/2025
David B. Pitofsky	57,746[1]	7/1/2023 to 6/30/2026	8/15/2026
	64,526[2]	7/1/2022 to 6/30/2025	8/15/2025
David R. Kline	20,995[1]	7/1/2023 to 6/30/2026	8/15/2026
	19,546[2]	7/1/2022 to 6/30/2025	8/15/2025
Ruth Allen	17,497[1]	7/1/2023 to 6/30/2026	8/15/2026
	18,434[2]	7/1/2022 to 6/30/2025	8/15/2025
K. Rupert Murdoch[3]	75,915[2]	7/1/2022 to 6/30/2025	8/15/2025

(1) Represents the target number of unvested, stock-settled PSUs, other than for Mr. Thomson, who received cash-settled PSUs, granted as part of the fiscal 2024-2026 PSU award, and dividend equivalents thereon. See "Compensation Discussion and Analysis—Named Executive Officer Compensation—Grant of Fiscal 2024-2026 Long-Term Equity Incentive" for details.

(2) Represents the target number of unvested, stock-settled PSUs, other than for Mr. Thomson and Mr. K.R. Murdoch, who received cash-settled PSUs, granted as part of the fiscal 2023-2025 PSU award, and dividend equivalents thereon.

(3)   Mr. K.R. Murdoch retired as Executive Chair of the Company as of November 15, 2023. As a result, the fiscal 2024-2026 PSUs granted to him on August 15, 2023 as part of his fiscal 2024 long-term incentive award, along with dividend equivalents accrued thereon, were forfeited upon his retirement. For details, see "Executive Compensation—Employment Agreements—Retirement of K.R. Murdoch."

Option Exercises and Stock Vested Table

The following table sets forth information with respect to each vesting of stock, including PSUs and RSUs, for each of the NEOs during fiscal 2024.

	Stock Awards	
Name	Number of Shares Acquired on Vesting[a]	Value Realized on Vesting
Robert J. Thomson	809,795	$17,507,768
Susan Panuccio	245,207	$ 5,301,375
David B. Pitofsky	157,493	$ 3,404,999
David R. Kline	66,662	$ 1,441,232
Ruth Allen	14,225	$ 307,545
K. Rupert Murdoch	221,179	$ 4,781,890

(a)   Represents stock-settled PSUs and RSUs, other than for Mr. Thomson, Ms. Allen and Mr. K.R. Murdoch, who received cash-settled PSUs and RSUs, comprising the fiscal 2021-2023 PSU award and a portion of the fiscal 2023-2025, fiscal 2022-2024 and fiscal 2021-2023 RSU awards, and dividend equivalents on such awards, all of which vested on August 15, 2023. Mr. Kline's and Ms. Allen's awards were granted prior to their appointments as executive officers of the Company.

Pension Benefits Table

The following table sets forth information with respect to each Company defined benefit plan that provides payments in connection with retirement with respect to each of the NEOs at the end of fiscal 2024.

Name[a]	Plan Name	Number of Years Credited Service[b]	Present Value of Accumulated Benefit[c]	Payments During Last Fiscal Year
Robert J. Thomson	News International Pension and Life Assurance Plan for Senior Executives	6	$ 989,965	—
	News International Unapproved Pension and Life Assurance Plan	6	$ 680,820	—
	Employer-Financed Retirement Benefits Scheme	5	$1,498,500	—
Susan Panuccio	News International Pension and Life Assurance Plan for Senior Executives	2	$ 521,413	—

(a)   The NEOs other than Mr. Thomson and Ms. Panuccio do or did not, as applicable, participate in the Company's pension plans.

(b)   Reflects years of credited service as of the time each respective plan was frozen to future benefit accruals. Mr. Thomson and Ms. Panuccio actually each have 22 years of service with the Company.

(c)   Calculated assuming commencement of benefits at age 60, using a discount rate of 5.18% in the case of the Registered Plan (as defined below) and 5.20% in the case of the Supplementary Plan (as defined below) and the EFRBS (as defined below), with a retail price index inflation assumption of 3.25% and a mortality assumption of SAPS with a 1.25% per annum long-term rate of improvement. Pension and retirement benefits are denominated in British pounds sterling, and have been converted into U.S. dollars using the spot exchange rate as of June 28, 2024, the last trading day of fiscal 2024, which was 1 USD = 0.7908 GBP, as reported on Bloomberg.

Description of Pension Benefits

Mr. Thomson and Ms. Panuccio have pension benefits from Company-sponsored plans that were earned in connection with their employment in periods prior to the Separation by News International and News UK, divisions of the Company which at the time were divisions of the Company's former parent. The News International Pension and Life Assurance Plan for Senior Executives (the "Registered Plan") provides select U.K. executives with pension benefits for services rendered. The Registered Plan was frozen to future benefit accruals effective March 31, 2011 and benefits are determined using formulas that were based on the period of employment through such date. The applicable formula for Mr. Thomson and Ms. Panuccio was an annual benefit accrual of 1/45th of pensionable salary (limited to the pension salary cap where applicable) and is payable at age 60 in the form of a member annuity plus a 50% survivor annuity. The benefit at retirement is adjusted annually in payment for inflation as measured by the lesser of the change in the consumer price index or retail price index, subject to a cap of 5%.

Mr. Thomson also has an accrued benefit in the News International Unapproved Pension and Life Assurance Plan (the "Supplementary Plan"). The Supplementary Plan is a non-registered plan that provides benefits that were not available in the Registered Plan as a result of the application of the U.K. statutory earnings cap and was also frozen to future benefit accruals effective March 31, 2011. Upon Mr. Thomson's transfer to the U.S. in 2008, the Company extended to Mr. Thomson benefits through the Employer-Financed Retirement Benefits Scheme (the "EFRBS") equivalent to the benefit amounts provided by the Registered Plan and the Supplementary Plan. The EFRBS is subject to Section 409A of the Tax Code, and the full commuted value of the EFRBS benefit is payable as a single lump sum upon separation of employment. The EFRBS was frozen as of June 30, 2013 for future service.

The Registered Plan and the EFBRS provide for a 4% per year reduction in benefits for each year before age 60 that the executive retires.

Nonqualified Deferred Compensation Table

Certain highly compensated employees are eligible to participate in the Restoration Plan. The following table sets forth information with respect to the Restoration Plan at the end of fiscal 2024.

Name[a]	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year[b]	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year End[c]
Robert J. Thomson	—	$256,025	$395,843	—	$3,929,037
Susan Panuccio	—	$208,733	$210,422	—	$1,570,674
David B. Pitofsky	—	$125,969	$168,432	—	$1,438,126
David R. Kline	—	$ 74,647	$ 60,470	—	$ 446,229
Ruth Allen	—	$ 61,650	$ 11,008	—	$ 73,214

(a) Mr. K.R. Murdoch did not participate in the Restoration Plan.

(b) Amounts reported in this column are included in the "All Other Compensation" column of the "Summary Compensation Table" for fiscal 2024.

(c) Amounts reported in this column include the following amounts that were reported as compensation to the NEOs in the "Summary Compensation Table" in the Company's previous proxy statements: $2,456,717 for Mr. Thomson; $989,601 for Ms. Panuccio; and $870,226 for Mr. Pitofsky.

Description of Restoration Plan

The Restoration Plan is a nonqualified unfunded defined contribution retirement plan maintained for the benefit of certain management and other highly compensated employees of the Company, including the current NEOs. The Restoration Plan provides participants with retirement benefits which would have become payable under the Company's traditional qualified retirement plans but for limitations imposed by the Tax Code.

Under the Restoration Plan, participants whose employer contributions under the Company's qualified retirement plans are limited by the Tax Code are eligible to receive an amount credited to their

account equal to 5.5% of their compensation in excess of the compensation limits of the Tax Code, subject to a compensation cap of $5,000,000 for each of the currently participating NEOs. The amounts credited to each participant's account are fully vested following attainment of two years of service with the Company. Participants in the plan have the ability to direct their assets into the same fund choices

Potential Payments upon Termination

The NEOs' employment agreements provide for certain payments and benefits upon their respective separations from the Company. These provisions are summarized below. Furthermore, the Company's equity award agreements include certain termination-related vesting provisions.

Robert J. Thomson

Mr. Thomson is party to an amended and restated employment agreement with the Company, dated as of May 11, 2023 (the "Thomson Agreement"), which became effective on July 1, 2023.

The term of the Thomson Agreement extends through June 30, 2027. Pursuant to the Thomson Agreement, Mr. Thomson will receive a base salary at an annual rate of $3,000,000 and is eligible to receive a performance-based annual bonus with a target of $5,000,000.

Mr. Thomson is also eligible to receive annual grants of long-term performance-based equity awards with a target value of $9,000,000 for fiscal 2024 and $10,500,000 beginning with fiscal 2025, provided that at least $1,000,000 of such target value will be solely based on the achievement of relative TSR.

Mr. Thomson is eligible to participate in incentive or benefit plans or arrangements in effect or to be adopted by the Company or its applicable affiliates and to such other perquisites as are applicable to the Company's other senior executives of equal rank.

Pursuant to the Thomson Agreement and his currently outstanding equity award agreements, during any period that Mr. Thomson fails to perform his duties as a result of incapacity and disability due to physical or mental illness, or if Mr. Thomson is terminated by reason of his death, Mr. Thomson (or his surviving spouse or other designee or the legal representative of his estate) is entitled to:

- continue to receive his full base salary until Mr. Thomson returns to his duties or until one year following his termination;

available through the Company's U.S. qualified retirement plans. Amounts in a participant's account will be credited with gains and losses associated to the participant's fund elections. Participants will receive distributions of vested benefits upon termination of employment in accordance with the payment schedule set forth under the plan rules.

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year; and

- vesting and payment of his outstanding equity awards as set forth in the applicable equity award agreements, which for PSUs, provide that if termination due to death or qualifying disability occurs beyond the last day of the first fiscal year of the applicable performance period, (i) in the event of death, his estate will receive the cash value of shares of the Company's Class A Common Stock as soon as practicable, based on the projected performance of the Company, as determined by the Company, for all awards with less than one year remaining in the performance period, and based on target level performance otherwise, and (ii) in the event of a qualifying disability, he will receive the cash value of shares of the Company's Class A Common Stock based on the overall payout multiplier for the performance objectives on the applicable vesting date(s), and for RSUs, provide for immediate vesting of all outstanding unvested RSUs in the event of his death and continued vesting of outstanding RSUs for a period of three years in the event of his permanent disability.

The Company may terminate Mr. Thomson's employment if, as a result of his incapacity and disability due to physical or mental illness, he fails to perform his duties for one year.

If Mr. Thomson's employment is terminated by the Company for cause or if he resigns other than for good reason, Mr. Thomson will be entitled to receive:

- his full base salary through the date of termination; and

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination.

For purposes of the Thomson Agreement, the term "cause" means Mr. Thomson's: (i) conviction of, or plea of guilty or *nolo contendere* to, a felony or crime involving moral turpitude; (ii) engaging in willful neglect or willful misconduct in carrying out his duties under the Thomson Agreement, which breach, if curable, remains uncured 15 days after written notice specifying such breach; (iii) breach of any material representation, warranty, covenant or term of the Thomson Agreement, including, among other things, a breach of written Company policy, which breach, if curable, remains uncured 21 days after written notice specifying such breach; (iv) act of fraud or dishonesty in the performance of his job duties; (v) intentionally engaging in conduct which impacts negatively and materially on the reputation or image of the Company, its affiliates or any of their respective products; and/or (vi) use of or addiction to illegal drugs.

Under the applicable equity award agreements, in the event of a "retirement" defined as the resignation or termination of employment after attainment of age 60 with 10 years of service, Mr. Thomson would be entitled to the cash value of shares of the Company's Class A Common Stock based on the overall payout multiplier for the performance objectives on the applicable vesting date(s) for any outstanding PSUs for which Mr. Thomson was employed beyond the last day of the first fiscal year of the applicable performance period and continued vesting of outstanding RSUs for three years post-termination.

If Mr. Thomson's employment is terminated by the Company other than for cause, death or disability, or by Mr. Thomson for good reason, Mr. Thomson will be entitled to receive:

- his base salary and annual bonus for two years after the date of termination, with the annual bonus based on Mr. Thomson's then-current annual bonus target;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year; and

- continued vesting of equity awards granted to him prior to the date of termination in the same manner as though he continued to be employed for two years after the date of termination.

For purposes of the Thomson Agreement, the term "good reason" generally means (i) a material breach of the Thomson Agreement by the Company, which breach, if curable, is not cured within 30 days after written notice specifying such breach, (ii) if Mr. Thomson is required to be based and essentially render services in other than the New York City metropolitan area at the Company's principal offices in such area or (iii) a material diminution in Mr. Thomson's job description, title, authority, duties or responsibility. If, after the expiration date of the Thomson Agreement, Mr. Thomson is not offered a new employment agreement by the Company on terms at least as favorable as those in the Thomson Agreement and Mr. Thomson is subsequently terminated without cause, he will be entitled to the benefits in the foregoing paragraph (using the same base salary and annual bonus target as in effect immediately prior to the expiration of the term of the Thomson Agreement) and he will be eligible to continue to vest in any equity awards granted to him during the term of his employment.

The Company's obligation to pay compensation and provide benefits following termination are subject to the execution by Mr. Thomson (or the legal representative of his estate, as applicable) of the Company's then-standard separation agreement and general release, and the continued compliance with the terms, conditions and covenants set forth therein.

Susan Panuccio

Ms. Panuccio is party to an amended and restated employment agreement with the Company, dated as of May 11, 2023 (the "Panuccio Agreement"), which became effective on July 1, 2023.

The term of the Panuccio Agreement extends through June 30, 2026. Pursuant to the Panuccio Agreement, Ms. Panuccio receives a base salary at an annual rate of not less than $1,700,000, and is also eligible to receive a performance-based annual bonus with a target of not less than $2,700,000 and annual grants of long-term performance-based equity awards with a target value of not less than $2,850,000.

Ms. Panuccio is eligible to participate in incentive or benefit plans or arrangements in effect or to be adopted by the Company or its applicable affiliates and to such other perquisites as are applicable to the Company's other senior executives of equal rank.

Pursuant to the Panuccio Agreement and her currently outstanding equity award agreements, if Ms. Panuccio is terminated by reason of her death, her surviving spouse or other designee or the legal representative of her estate is entitled to:

- continue to receive her full base salary for one year following her termination;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus she would have earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and based on the number of days she was employed by the Company in the fiscal year during which her employment terminated compared to the total number of days in such fiscal year; and

- per the terms of applicable award agreements, immediate vesting of all outstanding unvested RSUs and vesting of outstanding PSUs for which she was employed beyond the last day of the first fiscal year of the applicable performance period based on projected actual performance for any PSUs with less than one year remaining in the performance period and based on target performance for all other such PSUs.

During any period that Ms. Panuccio fails to perform her duties as a result of incapacity and disability due to physical or mental illness, Ms. Panuccio is entitled to continue to receive her full base salary and benefits for up to one year until Ms. Panuccio returns to her duties or her employment is terminated by the Company pursuant to the Company's right to terminate Ms. Panuccio's employment if, as a result of her incapacity and disability due to physical or mental illness, she has been absent from her duties for seven months and is unable to provide the Company with a note from her treating physician that provides for a definite and reasonable return to work date.

If Ms. Panuccio's employment is terminated by the Company as described in the foregoing sentence, Ms. Panuccio is entitled to:

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus she would have earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and based on the number of days she was employed by the Company in the fiscal year during which her employment terminated compared to the total number of days in such fiscal year; and

- vesting and payment of her outstanding equity awards as set forth in the applicable equity award agreements, which for PSUs provide that if Ms. Panuccio's employment is terminated in connection with a qualifying disability and such termination occurs beyond the last day of the first fiscal year of the applicable performance period, she will receive shares of the Company's Class A Common Stock based on the overall payout multiplier for the performance objectives on the applicable vesting date(s) and for RSUs provide for continued vesting for a period of three years following such termination.

If Ms. Panuccio's employment is terminated by the Company for cause or if she resigns other than for good reason, Ms. Panuccio will be entitled to receive:

- her full base salary and benefits through the date of termination; and

■ any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination.

For purposes of the Panuccio Agreement, the term "cause" means Ms. Panuccio's: (i) conviction of, or plea of guilty or *nolo contendere* to, a felony or crime involving moral turpitude; (ii) engaging in willful neglect or willful misconduct in carrying out her duties under the Panuccio Agreement, which breach, if curable, remains uncured 15 days after written notice specifying such breach; (iii) breach of any material representation, warranty, covenant or term of the Panuccio Agreement, including, among other things, a breach of written Company policy, which breach, if curable, remains uncured 21 days after written notice specifying such breach; (iv) act of fraud or dishonesty in the performance of her job duties; (v) intentionally engaging in conduct which impacts negatively and materially on the reputation or image of the Company, its affiliates or any of their respective products; and/or (vi) use of or addiction to illegal drugs.

If Ms. Panuccio's employment is terminated by the Company other than for cause, death or disability, or by Ms. Panuccio for good reason, Ms. Panuccio will be entitled to continue to receive:

■ the greater of (A) her base salary and annual bonus in the same manner as though Ms. Panuccio continued to be employed through June 30, 2026 and (B) her then current base salary and annual bonus for two years following the date of termination, in each case with the annual bonus payment(s) based on the then current annual bonus target;

■ any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

■ a pro-rata portion of the annual bonus she would have earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and based on the number of days she was employed by the Company in the fiscal year during which her employment terminated compared to the total number of days in such fiscal year;

■ continued vesting of equity awards granted to her prior to the date of termination in the same manner as though she continued to be employed for two years after the date of termination; and

■ Company-paid premiums under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), for her and her eligible dependents for up to the successive 18 months following the date of termination.

The Panuccio Agreement provides for Ms. Panuccio's continued service for a transition period of up to six months following a termination of employment in connection with the commencement of a Board-approved successor chief financial officer. During such transition period, Ms. Panuccio will serve as a Senior Advisor to the Company, and her termination without cause will be effective as of the end of such transition period.

For purposes of the Panuccio Agreement, the term "good reason" generally means (i) a material breach of the Panuccio Agreement by the Company, which breach, if curable, is not cured within 30 days after written notice specifying such breach, (ii) if Ms. Panuccio is required to be based and primarily render services in areas other than within 50 miles of the New York City metropolitan area or (iii) a material diminution in Ms. Panuccio's duties thereby diminishing her role; except "good reason" does not apply with respect to her termination due to the appointment of a successor chief financial officer as described above. If, following the completion of the term, Ms. Panuccio is not offered a new employment agreement by the Company on terms at least as favorable as those in the Panuccio Agreement and Ms. Panuccio is subsequently terminated without cause, she will be entitled to the benefits in the foregoing paragraph (using the same base salary and annual bonus target as in effect immediately prior to the expiration of the term of the Panuccio Agreement).

The Company's obligation to pay compensation and provide benefits following termination are subject to the execution by Ms. Panuccio (or the legal representative of her estate, as applicable) of the Company's then-standard separation agreement and general release, and the continued compliance with the terms, conditions and covenants set forth therein.

David B. Pitofsky

Mr. Pitofsky is party to an amended and restated employment agreement with the Company, dated as of May 8, 2024, which became effective on July 1, 2024 (the "Pitofsky Agreement"). The term of the Pitofsky Agreement extends through June 30, 2028. Mr. Pitofsky's prior employment agreement dated as of June 15, 2021 (the "Prior Pitofsky Agreement") expired on June 30, 2024, but was in effect as of the last day of fiscal 2024. The "Quantification of Termination Payments" table below quantifies payments that Mr. Pitofsky would have been entitled to under the Prior Pitofsky Agreement had his employment been terminated on the last day of fiscal 2024 under the various scenarios presented. We have noted in the description that follows where the separation terms of the Prior Pitofsky Agreement vary materially from the Pitofsky Agreement currently in effect.

Pursuant to the Pitofsky Agreement, Mr. Pitofsky receives a base salary at an annual rate of not less than $1,400,000, and is also eligible to receive a performance-based annual bonus with a target of not less than $2,000,000 and annual grants of long-term performance-based equity awards with a target value of not less than $2,100,000.

Mr. Pitofsky is eligible to participate in incentive or benefit plans or arrangements in effect or to be adopted by the Company or its applicable affiliates and to such other perquisites as are applicable to the Company's other senior executives of equal rank.

Pursuant to the Pitofsky Agreement and his currently outstanding equity award agreements, if Mr. Pitofsky is terminated by reason of his death, his surviving spouse or other designee or the legal representative of his estate is entitled to:

- continue to receive his full base salary for one year following his termination;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and based on the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year; and

- per the terms of applicable award agreements, immediate vesting of all outstanding unvested RSUs and vesting of outstanding PSUs for which he was employed beyond the last day of the first fiscal year of the applicable performance period based on projected actual performance for any PSUs with less than one year remaining in the performance period and based on target performance for all other such PSUs.

During any period that Mr. Pitofsky fails to perform his duties as a result of incapacity and disability due to physical or mental illness, Mr. Pitofsky is entitled to continue to receive his full base salary and benefits for up to one year until Mr. Pitofsky returns to his duties or his employment is terminated by the Company pursuant to the Company's right to terminate Mr. Pitofsky's employment if, as a result of his incapacity and disability due to physical or mental illness, he has been absent from his duties for seven months and is unable to provide the Company with a note from his treating physician that provides for a definite and reasonable return to work date.

If Mr. Pitofsky's employment is terminated by the Company as described in the foregoing sentence, Mr. Pitofsky is entitled to:

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and based on the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year; and

- vesting and payment of his outstanding equity awards as set forth in the applicable equity award agreements, which for PSUs, provide that if Mr. Pitofsky's employment is terminated in connection with a qualifying disability and such termination occurs beyond the last day of the first fiscal year of the applicable performance period he will

receive shares of the Company's Class A Common Stock based on the overall payout multiplier for the performance objectives on the applicable vesting date(s) and for RSUs provide for continued vesting for a period of three years following such termination.

If Mr. Pitofsky's employment is terminated by the Company for cause or if he resigns other than for good reason, Mr. Pitofsky will be entitled to receive:

- his full base salary and benefits through the date of termination; and

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination.

For purposes of the Pitofsky Agreement, the term "cause" means Mr. Pitofsky's: (i) conviction of, or plea of guilty or *nolo contendere* to, a felony or crime involving moral turpitude; (ii) engaging in willful neglect or willful misconduct in carrying out his duties under the Pitofsky Agreement, which breach, if curable, remains uncured 15 days after written notice specifying such breach; (iii) breach of any material representation, warranty, covenant or term of the Pitofsky Agreement, including, among other things, a breach of written Company policy, which breach, if curable, remains uncured 21 days after written notice specifying such breach; (iv) act of fraud or deceit in the performance of his job duties; (v) intentionally engaging in conduct which impacts negatively and materially on the reputation or image of the Company, its affiliates or any of their respective products; and/or (vi) use of or addiction to illegal drugs.

If Mr. Pitofsky's employment is terminated by the Company other than for cause, death or disability, or by Mr. Pitofsky for good reason, Mr. Pitofsky will be entitled to continue to receive:

- his then current base salary and annual bonus for two years following the date of termination, in each case with the annual bonus payment(s) based on the then current annual bonus target (or, under the Prior Pitofsky Agreement, the greater of the foregoing or his base salary and annual bonus in the same manner as though Mr. Pitofsky continued to be employed through June 30, 2024);

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and based on the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year;

- continued vesting of equity awards granted to him prior to the date of termination in the same manner as though he continued to be employed for two years following the date of termination (or, under the Prior Pitofsky Agreement, through the later of June 30, 2024 or one year following the date of termination); and

- Company-paid premiums under COBRA for him and his eligible dependents for up to the successive 18 months following the date of termination.

The Pitofsky Agreement provides for Mr. Pitofsky's continued service for a transition period of up to six months following a termination of employment in connection with the commencement of a Board-approved successor general counsel (which was not provided for under the Prior Pitofsky Agreement). During such transition period, Mr. Pitofsky will serve as a Senior Advisor to the Company, and his termination without cause will be effective as of the end of such transition period.

For purposes of the Pitofsky Agreement, the term "good reason" generally means (i) a material breach of the Pitofsky Agreement by the Company, which breach, if curable, is not cured within 30 days after written notice specifying such breach, (ii) if Mr. Pitofsky is required to be based and primarily render services in areas other than within 50 miles of the New York City metropolitan area or (iii) a material diminution in Mr. Pitofsky's duties thereby diminishing his role. If, following the completion of the term, Mr. Pitofsky is not offered a new employment agreement on terms at least as favorable as those in the Pitofsky Agreement and Mr. Pitofsky is subsequently terminated without cause, he will be entitled to the benefits in the foregoing paragraph (using the same base salary and annual bonus target as in effect immediately prior to the expiration of the term of the Pitofsky Agreement).

The Company's obligation to pay compensation and provide benefits following termination are subject to the execution by Mr. Pitofsky (or the legal representative of his estate, as applicable) of the Company's then-standard separation agreement and general release, and the continued compliance with the terms, conditions and covenants set forth therein.

David R. Kline

Mr. Kline is party to an amended and restated employment agreement with the Company, effective as of February 13, 2024 (the "Kline Agreement").

The term of the Kline Agreement extends through December 31, 2025. Pursuant to the Kline Agreement, Mr. Kline receives a base salary at an annual rate of not less than $1,040,000, and is also eligible to receive a performance-based annual bonus with a target of not less than $936,000 and annual grants of long-term performance-based equity awards with a target value of not less than $900,000.

Mr. Kline is eligible to participate in incentive or benefit plans or arrangements in effect or to be adopted by the Company or its applicable affiliates and to such other perquisites as are applicable to the Company's other senior executives of equal rank.

Pursuant to the Kline Agreement and his currently outstanding equity award agreements, if Mr. Kline is terminated by reason of his death, his surviving spouse or other designee or the legal representative of his estate is entitled to:

- continue to receive his full base salary for one year following his termination;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and based on the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year; and

- per the terms of applicable award agreements, immediate vesting of all outstanding unvested RSUs and vesting of outstanding PSUs for which he was employed beyond the last day of the first

fiscal year of the applicable performance period based on projected actual performance for any PSUs with less than one year remaining in the performance period and based on target performance for all other such PSUs.

During any period that Mr. Kline fails to perform his duties as a result of incapacity and disability due to physical or mental illness, Mr. Kline is entitled to continue to receive his full base salary and benefits until Mr. Kline returns to his duties or his employment is terminated by the Company pursuant to the Company's right to terminate Mr. Kline's employment if, as a result of his incapacity and disability due to physical or mental illness, he has been absent from his duties for seven months and is unable to provide the Company with a note from his treating physician that provides for a definite and reasonable return to work date.

If Mr. Kline's employment is terminated by the Company as described in the foregoing sentence, Mr. Kline is entitled to:

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and based on the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year; and

- vesting and payment of his outstanding equity awards as set forth in the applicable equity award agreements, which for PSUs provide that if Mr. Kline's employment is terminated in connection with a qualifying disability and such termination occurs beyond the last day of the first fiscal year of the applicable performance period, he will receive shares of the Company's Class A Common Stock based on the overall payout multiplier for the performance objectives on the applicable vesting date(s) and for RSUs provide for continued vesting for a period of three years following such termination.

If Mr. Kline's employment is terminated by the Company for cause or if he resigns other than for

good reason, Mr. Kline will be entitled to receive his full base salary and benefits through the date of termination.

For purposes of the Kline Agreement, the term "cause" means Mr. Kline's: (i) conviction of, or plea of guilty or *nolo contendere* to, a felony or crime involving moral turpitude; (ii) engaging in willful neglect or willful misconduct in carrying out his duties under the Kline Agreement, which breach, if curable, remains uncured 15 days after written notice specifying such breach; (iii) breach of any material representation, warranty, covenant or term of the Kline Agreement, including, among other things, a breach of written Company policy, which breach, if curable, remains uncured 21 days after written notice specifying such breach; (iv) act of fraud or dishonesty in the performance of his job duties; (v) intentionally engaging in conduct which impacts negatively and materially on the reputation or image of the Company, its affiliates or any of their respective products; and/or (vi) use of or addiction to illegal drugs.

If Mr. Kline's employment is terminated by the Company other than for cause, death or disability, or by Mr. Kline for good reason, Mr. Kline will be entitled to continue to receive:

- his then current base salary and annual bonus for two years following the date of termination, with the annual bonus payment based on the then current annual bonus target;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus he would have earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and based on the number of days he was employed by the Company in the fiscal year during which his employment terminated compared to the total number of days in such fiscal year;

- continued vesting of equity awards granted to his prior to the date of termination in the same manner as though he continued to be employed for 12 months after the date of termination; and

- Company-paid premiums under COBRA for his and his eligible dependents for until the

earlier of (A) 12 months following the date of termination and (B) his eligibility for coverage under another employer's health plan.

For purposes of the Kline Agreement, the term "good reason" generally means (i) a material breach of the Kline Agreement by the Company, which breach, if curable, is not cured within 30 days after written notice specifying such breach, (ii) if Mr. Kline is required to be based and primarily render services in areas other than within 50 miles of the New York City metropolitan area or (iii) a material diminution in Mr. Kline's duties thereby diminishing his role.

The Company's obligation to pay compensation and provide benefits following termination are subject to the execution by Mr. Kline (or the legal representative of his estate, as applicable) of the Company's then-standard separation agreement and general release, and the continued compliance with the terms, conditions and covenants set forth therein.

Ruth Allen

Ms. Allen is party to an amended and restated employment agreement with the Company, effective as of February 14, 2024 (the "Allen Agreement").

The term of the Allen Agreement extends through December 31, 2025. Pursuant to the Allen Agreement, Ms. Allen receives a base salary at an annual rate of not less than $825,000, and is also eligible to receive a performance-based annual bonus with a target of not less than $787,192 for fiscal 2024 and $825,000 beginning with fiscal 2025 and annual grants of long-term performance-based equity awards with a target value of not less than $1,000,000 beginning with fiscal 2025.

Ms. Allen is eligible to participate in incentive or benefit plans or arrangements in effect or to be adopted by the Company or its applicable affiliates and to such other perquisites as are applicable to the Company's other senior executives of equal rank, and will be provided with visa and tax support services.

Pursuant to the Allen Agreement and her currently outstanding equity award agreements, if Ms. Allen is terminated by reason of her death, her surviving spouse or other designee or the legal representative of her estate is entitled to:

- continue to receive her full base salary for one year following her termination;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus she would have earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and based on the number of days she was employed by the Company in the fiscal year during which her employment terminated compared to the total number of days in such fiscal year; and

- per the terms of applicable award agreements, immediate vesting of all outstanding unvested RSUs and vesting of outstanding PSUs for which she was employed beyond the last day of the first fiscal year of the applicable performance period based on projected actual performance for any PSUs with less than one year remaining in the performance period and based on target performance for all other such PSUs.

During any period that Ms. Allen fails to perform her duties as a result of incapacity and disability due to physical or mental illness, Ms. Allen is entitled to continue to receive her full base salary and benefits for up to one year until Ms. Allen returns to her duties or her employment is terminated by the Company pursuant to the Company's right to terminate Ms. Allen's employment if, as a result of her incapacity and disability due to physical or mental illness, she has been absent from her duties for seven months and is unable to provide the Company with a note from her treating physician that provides for a definite and reasonable return to work date.

If Ms. Allen's employment is terminated by the Company as described in the foregoing sentence, Ms. Allen is entitled to vesting and payment of her outstanding equity awards as set forth in the applicable equity award agreements, which for PSUs provide that if Ms. Allen's employment is terminated in connection with a qualifying disability and such termination occurs beyond the last day of the first fiscal year of the applicable performance period, she will receive shares (or the cash value of shares, as applicable) of the Company's Class A Common Stock based on the overall payout multiplier for the

performance objectives on the applicable vesting date(s) and for RSUs provide for continued vesting for a period of three years following such termination.

If Ms. Allen's employment is terminated by the Company for cause, Ms. Allen will be entitled to receive:

- her full base salary and benefits through the date of termination; and

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination.

For purposes of the Allen Agreement, the term "cause" means Ms. Allen's: (i) conviction of, or plea of guilty or *nolo contendere* to, a felony or crime involving moral turpitude; (ii) engaging in willful neglect or willful misconduct in carrying out her duties under the Allen Agreement, which breach, if curable, remains uncured 15 days after written notice specifying such breach; (iii) breach of any material representation, warranty, covenant or term of the Allen Agreement, including, among other things, a breach of written Company policy, which breach, if curable, remains uncured 21 days after written notice specifying such breach; (iv) act of fraud or dishonesty in the performance of her job duties; (v) intentionally engaging in conduct which impacts negatively and materially on the reputation or image of the Company, its affiliates or any of their respective products; and/or (vi) use of or addiction to illegal drugs.

If Ms. Allen's employment is terminated by the Company other than for cause, death or disability, or by Ms. Allen for good reason, Ms. Allen will be entitled to continue to receive:

- her then current base salary and annual bonus for two years following the date of termination, with the annual bonus payment based on the then current annual bonus target;

- any annual bonus payable but not yet paid with respect to any fiscal year ended prior to the date of termination;

- a pro-rata portion of the annual bonus she would have earned for the fiscal year of termination had no termination occurred, calculated based on the predetermined target annual bonus amount and based on the number of days she was employed by

the Company in the fiscal year during which her employment terminated compared to the total number of days in such fiscal year;

- continued vesting of equity awards granted to her prior to the date of termination in the same manner as though she continued to be employed for two years after the date of termination; and

- Company-paid premiums under COBRA for her and her eligible dependents through December 31, 2025.

For purposes of the Allen Agreement, the term "good reason" generally means (i) a material breach of the Allen Agreement by the Company, which breach, if curable, is not cured within 30 days after written notice specifying such breach, (ii) if Ms. Allen is required to be based and essentially render services in areas other than within 50 miles of the New York City metropolitan area or (iii) a material diminution in Ms. Allen's duties thereby diminishing her role. If, following the completion of the term, Ms. Allen is not offered a new employment agreement by the Company on terms at least as favorable as those in the Allen Agreement and Ms. Allen is subsequently terminated without cause, she will be entitled to the benefits in the foregoing paragraph (using the same base salary and annual bonus target as in effect immediately prior to the expiration of the term of the Allen Agreement).

The Company's obligation to pay compensation and provide benefits following termination are subject to the execution by Ms. Allen (or the legal representative of her estate, as applicable) of the Company's then-standard separation agreement and general release, and the continued compliance with the terms, conditions and covenants set forth therein.

Retirement of K. Rupert Murdoch

Following his retirement as Executive Chair of the Company on November 15, 2023, Mr. K.R. Murdoch became entitled to certain payments in accordance with the terms of a letter agreement with the

Company dated June 27, 2014 (the "2014 KRM Letter Agreement"), that addresses the treatment of his annual bonus and long-term equity incentives upon the occurrence of certain terminations of his employment with the Company, and the terms of the applicable agreements for equity awards pursuant to the LTIP.

For purposes of the 2014 KRM Letter Agreement, the term "retirement" means Mr. K.R. Murdoch's resignation or termination of employment after attainment of age 60 with 10 years of service so long as he is not then employed by another company. A similar definition applies under the LTIP, which defines a "retirement" as the resignation or termination of employment after attainment of age 60 with 10 years of service.

Pursuant to such terms, Mr. K.R. Murdoch has received or will receive, as applicable:

- a pro-rata portion of the annual bonus he would have earned for fiscal 2024, the fiscal year of his termination, had no termination occurred, calculated based solely on the Compensation Committee's assessment of the Company's financial and operational performance as compared to the Company's annual budget (see also "Compensation Discussion and Analysis—Named Executive Officer Compensation—Fiscal 2024 Annual Cash Incentives");

- the full value of any outstanding PSUs for which termination occurs within the second or third fiscal year of any applicable performance period, calculated and paid at the end of the applicable performance period as if no termination occurred; and

- continued vesting of outstanding RSUs for three years post-termination.

Mr. K.R. Murdoch has not and will not receive any separation payments beyond those he is entitled to under such arrangements.

Quantification of Termination Payments

The following table sets forth quantitative information with respect to potential payments to each NEO or his or her beneficiaries upon termination in various circumstances as described above, assuming termination on the last day of fiscal 2024, in accordance with SEC rules. The amounts included in the table below do not include amounts otherwise due and owing to each applicable NEO, such as salary and/or annual bonus earned through the date of termination but not yet paid, or payments or benefits generally available to all salaried employees of the Company.

			Type of Termination			
Name	Death	Disability	By Company for Cause	By Company without Cause	By Executive with Good Reason	By Executive without Good Reason
Robert J. Thomson[a]						
Salary	$ 3,000,000	$ —	$—	$ 6,000,000	$ 6,000,000	$ —
Bonus	5,000,000	5,000,000	—	10,000,000	10,000,000	—
Equity Awards[b]	24,410,257	24,410,257	—	24,410,257	24,410,257	24,410,257
Continued Benefits	—	—	—	—	—	—
	$32,410,257	$29,410,257	$—	$40,410,257	$40,410,257	$24,410,257
Susan Panuccio						
Salary	$ 1,700,000	$ —	$—	$ 3,400,000	$ 3,400,000	$ —
Bonus	2,700,000	2,700,000	—	5,400,000	5,400,000	—
Equity Awards[c]	6,901,350	6,901,350	—	6,534,742	6,534,742	—
Continued Benefits[d]	—	—	—	60,122	60,122	—
	$11,301,350	$ 9,601,350	$—	$15,394,864	$15,394,864	$ —
David B. Pitofsky[e]						
Salary	$ 1,310,400	$ —	$—	$ 2,620,800	$ 2,620,800	$ —
Bonus	1,310,400	1,310,400	—	2,620,800	2,620,800	—
Equity Awards[f]	4,742,426	4,742,426	—	2,254,486	2,254,486	—
Continued Benefits[d]	—	—	—	52,522	52,522	—
	$ 7,363,226	$ 6,052,826	$—	$ 7,548,608	$ 7,548,608	$ —
David R. Kline						
Salary	$ 1,040,000	$ —	$—	$ 2,080,000	$ 2,080,000	$ —
Bonus	936,000	936,000	—	1,872,000	1,872,000	$ —
Equity Awards[g]	2,130,527	2,130,527	—	1,026,123	1,026,123	—
Continued Benefits[d]	$ —	$ —	$—	1,486	1,486	$ —
	$ 4,106,527	$ 3,066,527	$—	$ 4,979,609	$ 4,979,609	$ —
Ruth Allen						
Salary	$ 825,000	$ —	$—	$ 1,650,000	$ 1,650,000	$ —
Bonus	787,192	—	—	787,192	787,192	—
Equity Awards[h]	1,425,976	1,425,976	—	1,265,178	1,265,178	$ —
Continued Benefits[d]	—	—	—	21,665	21,665	$ —
	$ 3,038,168	$ 1,425,976	$—	$ 3,724,035	$ 3,724,035	$ —

(a) As of the last day of fiscal 2024, Mr. Thomson satisfied the requirements for a qualifying retirement, as defined in the LTIP.

(b) Reflects the value of the shares of Company's Class A Common Stock represented by the fiscal 2022-2024, fiscal 2023-2025 and fiscal 2024-2026 RSUs and the target PSUs granted with respect to the fiscal 2022-2024 and fiscal 2023-2025 performance periods. Actual payouts for all termination events would be based on actual results at the end of the applicable performance periods; this table uses the target value as an estimate because actual results cannot yet be determined. Amounts shown are calculated using the closing price of the Company's Class A Common Stock as reported on Nasdaq on June 28, 2024, the last trading day of fiscal 2024, of $27.57.

(c) For termination upon "Death" or in the event of "Disability," reflects the value of the shares of Company's Class A Common Stock represented by the fiscal 2022-2024, fiscal 2023-2025 and fiscal 2024-2026 RSUs and the target PSUs granted with respect to the fiscal 2022-2024 and fiscal 2023-2025 performance periods. For

termination "By Company without Cause" or "By Executive for Good Reason," reflects the value of the shares of the Company's Class A Common Stock represented by the fiscal 2022-2024, fiscal 2023-2025 and fiscal 2024-2026 RSUs vesting in August 2024 and August 2025 and the target PSUs granted with respect to the fiscal 2022-2024 and fiscal 2023-2025 performance periods. Actual payouts for all termination events would be based on actual results at the end of the applicable performance periods; this table uses the target value as an estimate because actual results cannot yet be determined. Amounts shown are calculated using the closing price of the Company's Class A Common Stock as reported on Nasdaq on June 28, 2024, the last trading day of fiscal 2024, of $27.57.

(d)   Amounts shown reflect the Company's cost of providing continued health and dental insurance as an estimate for premiums under COBRA to be provided by the Company pursuant to the terms of such NEO's employment agreement.

(e)   Reflects terms of the Prior Pitofsky Agreement, which was in effect as of the last day of fiscal 2024. The amended and restated employment agreement between Mr. Pitofsky and the Company dated as of May 8, 2024 (the Pitofsky Agreement), became effective on July 1, 2024. See "—David B. Pitofsky" above for information on where separation terms of the Prior Pitofsky Agreement vary materially from those of the Pitofsky Agreement currently in effect.

(f)   For termination upon "Death" or in the event of "Disability," reflects the value of the shares of Company's Class A Common Stock represented by the fiscal 2022-2024, fiscal 2023-2025 and fiscal 2024-2026 RSUs and the target PSUs granted with respect to the fiscal 2022-2024 and fiscal 2023-2025 performance periods. For termination "By Company without Cause" or "By Executive for Good Reason," reflects the value of the shares of the Company's Class A Common Stock represented by the fiscal 2022-2024, fiscal 2023-2025 and fiscal 2024-2026 RSUs vesting in August 2024 and the target PSUs granted with respect to the fiscal 2022-2024 performance period. Actual payouts for all termination events would be based on actual results at the end of the applicable performance periods; this table uses the target value as an estimate because actual results cannot yet be determined. Amounts shown are calculated using the closing price of the Company's Class A Common Stock as reported on Nasdaq on June 28, 2024, the last trading day of fiscal 2024, of $27.57.

(g)   For termination upon "Death" or in the event of "Disability," reflects the value of the shares of Company's Class A Common Stock represented by the fiscal 2022-2024, fiscal 2023-2025 and fiscal 2024-2026 RSUs and the target PSUs granted with respect to the fiscal 2022-2024 and fiscal 2023-2025 performance periods. For termination "By Company without Cause" or "By Executive for Good Reason," reflects the value of the shares of the Company's Class A Common Stock represented by the fiscal 2022-2024, fiscal 2023-2025 and fiscal 2024-2026 RSUs vesting in August 2024 and the target PSUs granted with respect to the fiscal 2022-2024 performance period. Actual payouts for all termination events would be based on actual results at the end of the applicable performance periods; this table uses the target value as an estimate because actual results cannot yet be determined. Amounts shown are calculated using the closing price of the Company's Class A Common Stock as reported on Nasdaq on June 28, 2024, the last trading day of fiscal 2024, of $27.57.

(h)   For termination upon "Death," reflects the value of the shares of Company's Class A Common Stock represented by the fiscal 2022-2024, fiscal 2023-2025 and fiscal 2024-2026 RSUs and the target PSUs granted with respect to the fiscal 2022-2024 and fiscal 2023-2025 performance periods. For termination "By Company without Cause" or "By Executive for Good Reason," reflects the value of the shares of the Company's Class A Common Stock represented by the fiscal 2022-2024, fiscal 2023-2025 and fiscal 2024-2026 RSUs vesting in August 2024 and August 2025 and the target PSUs granted with respect to the fiscal 2022-2024 and fiscal 2023-2025 performance periods. Actual payouts for all termination events would be based on actual results at the end of the applicable performance periods; this table uses the target value as an estimate because actual results cannot yet be determined. Amounts shown are calculated using the closing price of the Company's Class A Common Stock as reported on Nasdaq on June 28, 2024, the last trading day of fiscal 2024, of $27.57.

PAY RATIO

In accordance with SEC rules, the Company is providing information about the ratio of the annual total compensation of the CEO to the annual total compensation of the Company's median compensated employee.

Annual total compensation for fiscal 2024 for both the median compensated employee and the CEO were calculated based on rules governing calculation of total compensation reported in the "Summary Compensation Table" for fiscal 2024.

- Annual total compensation of the median compensated employee, other than the CEO, for fiscal 2024: $82,701

- Annual total compensation of the CEO for fiscal 2024: $20,329,706

- Ratio of the annual total compensation of the CEO to the annual total compensation of the median compensated employee: 246 to 1

The Company used April 15, 2024 as the date to determine our median compensated employee. On that date, the Company had a total of approximately 26,000 employees worldwide as reported on our payroll records, which included all international employees (including in North America, Australia, Europe, Asia and South America).

To identify the median compensated employee, the Company reviewed base pay, overtime and incentive earnings of employees on our payrolls as of April 15, 2024, excluding the CEO. For part-time employees, base pay reflected the employee's standard hours worked. Amounts denominated in non-U.S. currencies were converted to U.S. dollars using exchange rates as of April 15, 2024.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, apply certain exclusions and make reasonable estimates and assumptions that reflect their compensation practices. As a result, the pay ratio disclosed by other companies, including our peer companies, may not be comparable to the pay ratio disclosed above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between "compensation actually paid" ("CAP") to our principal executive officer ("PEO") and other NEOs ("Non-PEO NEOs"), as calculated from total amounts reported in the "Summary Compensation Table" (the "SCT Totals") and certain financial performance of the Company and certain of our peers.

CAP and the SCT Totals are amounts determined in accordance with Item 402 of Regulation S-K under the Exchange Act and DO NOT reflect the actual amount of compensation earned by or paid to our executives during the applicable fiscal years. See the "—CEO Realized Pay Table" below for more information on actual compensation paid to the CEO. For further information on the Company's pay for performance philosophy and how we align executive compensation with our performance, refer to the "Compensation Discussion and Analysis," which begins on page 36.

Fiscal Year	SCT Total for PEO[a]	CAP to PEO[b]	Average SCT Total for Non-PEO NEOs[a]	Average CAP to Non-PEO NEOs[b]	NWSA TSR[c]	NWS TSR[d]	Peer Group TSR[e]	Net Income (in millions)[f]	Adjusted Total Segment EBITDA[g] (in millions)
					\$250	\$256	\$100		
2024	\$20,329,706	\$32,163,862	\$4,717,502	\$ 5,819,756	\$250	\$256	\$100	\$354	\$1,566
2023	\$19,304,587	\$25,630,201	\$5,630,497	\$ 6,952,622	\$175	\$176	\$105	\$187	\$1,529
2022	\$19,689,398	\$ 4,556,712	\$6,243,099	\$ 2,896,841	\$140	\$142	\$103	\$760	\$1,807
2021	\$23,052,040	\$57,957,861	\$6,502,481	\$15,403,077	\$226	\$212	\$149	\$389	\$1,304

("Value of Initial Fixed $100 Investment Based on:" NWSA TSR, NWS TSR, Peer Group TSR)

(a) The PEO was Mr. Thomson for all fiscal years shown and the Non-PEO NEOs were Mr. K.R. Murdoch, Ms. Panuccio and Mr. Pitofsky for fiscal 2021 through 2023, and Mr. K.R. Murdoch, Ms. Panuccio, Mr. Pitofsky, Mr. Kline and Ms. Allen for fiscal 2024. Mr. K.R. Murdoch retired as Executive Chair of the Company as of November 15, 2023, and thus served as an executive officer of the Company for approximately 4.5 months of fiscal 2024. As a result, his base salary and annual cash incentive were pro-rated and he forfeited a portion of his long-term incentive award for fiscal 2024. For details, see "Executive Compensation—Employment Agreements—Retirement of K.R. Murdoch."

(b) The following tables describe the adjustments made to calculate CAP from the SCT Totals. Pursuant to the applicable rules, the amounts in the "Stock Awards" and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" columns from the "Summary Compensation Table" (the "SCT") are subtracted from the SCT Totals and the values reflected in the tables below are added or subtracted, as applicable:

Fiscal Year	2024	2023	2022	2021
SCT Total for PEO	\$ 20,329,706	\$ 19,304,587	\$ 19,689,398	\$23,052,040
"Change in Pension Value and Nonqualified Deferred Compensation Earnings" reported in the SCT	(262,624)	—	—	(523,259)
"Stock Awards" reported in the SCT	(10,382,002)	(10,380,976)	(8,031,023)	(9,113,642)
Change in fair value from prior fiscal year end to vesting date of awards granted in prior fiscal years that vested during the fiscal year	(227,626)	2,276,919	(1,862,833)	2,257,099
Change in fair value from prior to current fiscal year end of awards granted in prior fiscal years that were outstanding and unvested as of fiscal year end	8,230,485	5,551,420	(9,943,828)	28,048,338
Fair value as of fiscal year end of awards granted during fiscal year that remain unvested	14,475,923	8,878,251	4,704,998	14,237,285
Total adjustments	11,834,156	6,325,614	(15,132,686)	34,905,821
CAP to PEO	\$ 32,163,862	\$ 25,630,201	\$ 4,556,712	\$57,957,861

Fiscal Year	2024	2023	2022	2021
Average SCT Total for Non-PEO NEOs	$ 4,717,502	$ 5,630,497	$ 6,243,099	$ 6,502,481
"Change in Pension Value and Nonqualified Deferred Compensation Earnings" reported in the SCT	(17,254)	—	—	(62,165)
"Stock Awards" reported in the SCT	(2,025,764)	(2,280,384)	(2,114,546)	(2,252,581)
Change in fair value from prior fiscal year end to vesting date of awards granted in prior fiscal years that vested during the fiscal year	(116,317)	521,862	(495,721)	594,345
Change in fair value from prior to current fiscal year end of awards granted in prior fiscal years that were outstanding and unvested as of fiscal year end	1,195,566	1,334,799	(2,038,745)	7,118,898
Fair value as of fiscal year end of awards granted during fiscal year that remain unvested	2,066,023	1,745,848	1,302,754	3,502,099
Total adjustments	1,102,254	1,322,125	(3,346,258)	8,900,596
Average CAP to Non-PEO NEOs	$ 5,819,756	$ 6,952,622	$ 2,896,841	$15,403,077

(c) Reflects the cumulative TSR of a $100 investment in the Company's Class A Common Stock on June 26, 2020, including the reinvestment of all dividends.

(d) Reflects the cumulative TSR of a $100 investment in the Company's Class B Common Stock on June 26, 2020, including the reinvestment of all dividends.

(e) Reflects the cumulative TSR of a $100 investment in the S&P 1500 Media index on June 26, 2020, including the reinvestment of all dividends ("Peer Group TSR").

(f) Reflects net income as reported in the Company's audited financial statements in its Annual Report on Form 10-K for the applicable fiscal year.

(g) A description of adjusted Total Segment EBITDA, as calculated for purposes of our incentive compensation program, is available in "Compensation Discussion and Analysis—Executive Summary—Aligning Compensation with Company Performance."

Most Important Financial Performance Measures for Fiscal 2024

The four items listed below represent the most important financial performance metrics used to determine CAP for fiscal 2024 as further described in the "Compensation Discussion and Analysis" within the sections titled "Fiscal 2024 Annual Cash Incentives" and "Grant of Fiscal 2024-2026 Long-Term Equity Incentive."

Adjusted Total Segment EBITDA
Cumulative adjusted earnings per share (EPS)
Cumulative adjusted free cash flow (FCF)
Relative TSR percentile

Analysis of the Information Presented in the Pay versus Performance Table

As described in more detail in the "Compensation Discussion and Analysis," the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those Company measures are not presented in the Pay versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with CAP.

PAY VERSUS PERFORMANCE

In accordance with SEC rules, the following charts show graphically the relationships over the past four fiscal years of CAP to our PEO and Non-PEO NEOs as compared to our cumulative TSR, Peer Group TSR, net income and adjusted Total Segment EBITDA, as well as the relationship between our TSR and Peer Group TSR:

CAP versus TSR



CAP versus Net Income and Adjusted Total Segment EBITDA



---

*   Adjusted Total Segment EBITDA for fiscal 2023 reflects adjustments approved by the Compensation Committee to address the significant impact of negative foreign currency fluctuations that occurred after the target range was set. For fiscal 2023, reported Total Segment EBITDA was $1.420 billion, which includes an $80 million, or 5%, negative impact from foreign currency fluctuations. For fiscal 2024, reported Total Segment EBITDA was up 8% to $1.539 billion, which includes a $17 million, or 2%, negative impact from foreign currency fluctuations.

Our executive compensation program is aligned with our business strategy and with creating long-term stockholder value by paying for performance, with a significant portion of NEOs' target compensation "at risk," variable and performance-based.

It is important to note that CAP does not necessarily reflect the actual compensation earned or received by an NEO in the stated fiscal year as such value depends on a variety of factors. For example, PSUs granted to the NEOs are fully at risk for financial performance during the three-year performance period and for stock price performance until their vesting date.

The information contained in this section will not be incorporated into any filings under the Securities Act or the Exchange Act, except to the extent the Company specifically incorporates such information by reference.

CEO Realized Pay Table

The supplemental table and graph below compare the pre-tax amounts actually paid to Mr. Thomson as detailed below ("realized pay") to the disclosed SCT Total and CAP for the fiscal years indicated.

Fiscal Year	Realized Pay[a]	SCT Total	CAP
2024	$26,674,435	$20,329,706	$32,163,862
2023	$27,395,444	$19,304,587	$25,630,201
2022	$25,694,939	$19,689,398	$ 4,556,712
2021	$20,324,321	$23,052,040	$57,957,861

(a) Realized pay comprises base salary, annual cash incentive actually paid on account of performance during the applicable fiscal year and actual payouts/settlements of long-term equity incentives during the applicable fiscal year, all of which amounts are pre-tax, as set forth in the following table:

Fiscal Year	Salary	Annual Cash Incentive	Long-Term Equity Incentives	Realized Pay
2024	$3,000,000	$ 6,166,667	$17,507,768	$26,674,435
2023	$3,000,000	$ 5,426,667	$18,968,777	$27,395,444
2022	$ 3,057,692	$ 8,133,333	$14,503,914	$25,694,939
2021	$3,000,000	$10,000,000	$ 7,324,321	$20,324,321



CEO Realized Pay Comparison

As disclosed in the adjustments to calculate CAP above, SEC rules require the Company to include in the calculation of CAP the increase or decrease in the fair value of equity awards that are outstanding and unvested as of each fiscal year end, which can lead to significant volatility in CAP from year to year. As illustrated in the graph above, the CEO's realized pay and SCT Total for fiscal 2021 were significantly lower than CAP due to the significant increase in the year-end share price from fiscal 2020 to fiscal 2021. For fiscal 2022, the CEO's realized pay and SCT Total exceeded CAP due to the significant decrease in year-end share price from fiscal 2021 to fiscal 2022. For fiscal 2023, the CEO's realized pay and CAP exceeded the SCT Total due to the mix of equity awards that vested during the fiscal year, as well as the more modest year-end share price increase from fiscal 2022 to fiscal 2023. For fiscal 2024, the CEO's realized pay and CAP exceeded the SCT Total primarily due to the increase in year-end share price from fiscal 2023 to fiscal 2024.

Mr. Thomson's employment agreement, dated as of May 11, 2023, or the Thomson Agreement, provided for no increase whatsoever in target compensation for fiscal 2024, which continued unchanged from fiscal 2023 target compensation, with approximately 82% "at risk." It provides for (i) an annual base salary of $3,000,000; (ii) an annual bonus with a target of $5,000,000; and (iii) an annual long-term equity incentive with a target of $9,000,000 for fiscal 2024 and $10,500,000 beginning with fiscal 2025, with approximately 84% "at risk."

Mr. Thomson's base salary has remained unchanged since July 2018 at $3,000,000, as has his target annual cash incentive at $5,000,000. Increases to Mr. Thomson's target compensation from July 2018 to date have been solely in the form of his target long-term equity incentive, which is "at risk" for both Company financial performance and stock price; it was increased by $1,000,000 and $2,000,000 for fiscal 2020 and fiscal 2023, respectively. Since July 2018, at least $1,000,000 of his target long-term equity incentive must be solely based on the achievement of TSR relative to the individual companies comprising the S&P 1500 Media Index.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes information as of the end of fiscal 2024 with respect to shares of the Company's common stock reserved for future issuance. All shares reflected in the table are shares of the Company's Class A Common Stock issuable upon the vesting of RSUs and PSUs granted pursuant to the LTIP. Share numbers reflect target PSUs where the applicable performance period is not yet complete.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders	6,255,324	$—	16,693,729
Equity compensation plans not approved by security holders	—	$—	—
Total	6,255,324	$—	16,693,729

SECURITY OWNERSHIP OF NEWS CORPORATION

The following table sets forth the beneficial ownership of Class A Common Stock and Class B Common Stock as of September 11, 2024 (unless otherwise specified) for the following: (i) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Class B Common Stock; (ii) each Director and Director nominee; (iii) each NEO (as identified under "Compensation Discussion and Analysis") of the Company; and (iv) all current Directors and executive officers of the Company as a group. For more information regarding unvested equity ownership of our Non-Executive Directors, as to which no voting or investment power exists, please see the table under "Director Compensation—Stock Ownership Guidelines for Non-Executive Directors" on page 28.

| | Common Stock Beneficially Owned[a] | | | |
| | Number of Shares Beneficially Owned | | Percent of Class[c] | |
Name[b]	Non-Voting Class A Common Stock	Voting Class B Common Stock	Non-Voting Class A Common Stock	Voting Class B Common Stock
Murdoch Family Trust[d] c/o McDonald Carano Wilson LLP 100 W. Liberty Street 10th Floor Reno, NV 89501	14,250	76,655,870	*	40.3%
Independent Franchise Partners, LLP[e] Level 1, 10 Portman Square London W1H 6AZ United Kingdom	30,061,983	11,681,719	7.9%	6.1%
SOF Ltd[f] P.O. Box 309 Ugland House George Town, E9 KY1-1104 Cayman Islands	—	9,781,882	—	5.1%
K. Rupert Murdoch[g]	14,250	77,665,316	*	40.9%
Lachlan K. Murdoch	114	1,464	*	*
Robert J. Thomson	—	2,000	—	*
Ruth Allen	—	—	—	—
Kelly Ayotte	—	—	—	—
José María Aznar	1,087	—	*	—
Natalie Bancroft	—	2,125	—	*
David R. Kline	—	—	—	—
Susan Panuccio	154,287	—	*	—
Ana Paula Pessoa	—	—	—	—
David B. Pitofsky	83,291	—	*	—
Masroor Siddiqui	—	—	—	—
All current Directors and executive officers as a group (11 members)	238,779	5,589	*	*

---

*   Represents beneficial ownership of less than one percent of the issued and outstanding Class A Common Stock or Class B Common Stock, as applicable, on September 11, 2024.

(a) Beneficial ownership of Class A Common Stock and Class B Common Stock as reported in the above table has been determined in accordance with Rule 13d-3 of the Exchange Act. Unless otherwise specified, beneficial ownership of the Class A Common Stock represents sole investment power and ownership of the Class B Common Stock represents both sole voting and sole investment power.

(b) The address for all Directors and executive officers is c/o News Corporation, 1211 Avenue of the Americas, New York, New York 10036.

(c) Applicable percentage of ownership is based on 379,530,597 shares of Class A Common Stock and 190,083,399 shares of Class B Common Stock outstanding as of September 11, 2024 together with the exercisable stock options, for such stockholder or group of stockholders, as applicable. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares issuable upon the exercise of options that are exercisable within 60 days of September 11, 2024 are not deemed outstanding for purposes of computing the percentage ownership of any other person.

(d) Beneficial ownership of 14,250 shares of Class A Common Stock and 76,655,870 shares of Class B Common Stock is as of July 2, 2013, as reported on the Form 3 filed with the SEC on July 2, 2013 and the Schedule 13G/A filed with the SEC on February 7, 2022. Cruden Financial Services LLC, a Delaware limited liability company ("Cruden"), the sole trustee of the Murdoch Family Trust, has the power to vote and to dispose or direct the vote and disposition of all of the reported Class B Common Stock. In addition, Cruden has the power to exercise the limited vote and to dispose or direct the limited vote and disposition of all of the reported Class A Common Stock. As a result of Mr. K.R. Murdoch's ability to appoint certain members of the board of directors of Cruden, Mr. K.R. Murdoch may be deemed to be a beneficial owner of the shares held by the Murdoch Family Trust. Mr. K.R. Murdoch disclaims any beneficial ownership of shares held by the Murdoch Family Trust.

(e) Beneficial ownership of 30,061,983 Class A Common Stock and 11,681,719 Class B Common Stock is as of December 31, 2023, as reported on the Schedules 13G/A both filed with the SEC by the reporting person on February 13, 2024. The reporting person reported that, as of December 31, 2023, it had sole dispositive power for all of the reported shares, and sole voting power for 28,728,572 shares of Class A Common Stock and 11,359,758 shares of Class B Common Stock.

(f) Beneficial ownership of 9,781,882 Class B Common Stock is as of December 31, 2022, as reported on the Schedule 13G filed with the SEC by the reporting person on February 14, 2023. The reporting person reported that, as of December 31, 2022, it had shared dispositive and shared voting power for all of the reported shares.

(g) Beneficial ownership of 14,250 shares of Class A Common Stock and 77,665,316 shares of Class B Common Stock includes 14,250 shares of Class A Common Stock and 76,655,870 shares of Class B Common Stock held by the Murdoch Family Trust. Mr. K.R. Murdoch may be deemed to be a beneficial owner of the shares held by the Murdoch Family Trust. Mr. K.R. Murdoch, however, disclaims any beneficial ownership of such shares. Beneficial ownership also includes 1,009,446 shares of Class B Common Stock held by the K. Rupert Murdoch 2004 Revocable Trust of which Mr. K.R. Murdoch holds a beneficial and trustee interest.

PROPOSAL 4:
THE STARBOARD PROPOSAL

We have received notice from Starboard expressing the intention of Starboard to present a nonbinding proposal requesting that the Board take the necessary steps (excluding those steps that must be taken by the Company's stockholders) to adopt a recapitalization plan that would eliminate the Company's dual-class capital structure and provide that each outstanding share of common stock has one vote (the "Starboard Proposal"). Starboard has notified us that it intends to present the following proposal for consideration at the Annual Meeting:

"RESOLVED, that stockholders of News Corporation ("News Corp" or the "Company") request that the Board of Directors take the necessary steps (excluding those steps that must be taken by the Company's stockholders) to adopt a recapitalization plan that would eliminate News Corp's dual-class capital structure and provide that each outstanding share of common stock has one vote."

Board Recommendation and Vote Required

The Board, as well as the independent Directors of the Board, in executive session, have carefully reviewed the capital structure of the Company, including with the input of unaffiliated Class A and Class B stockholders and advice from outside legal and financial advisors. The Board and the independent Directors of the Board have concluded that, at this time, the current capital structure continues to be appropriate for the Company and, therefore, the Starboard Proposal is not in the best interests of the Company and its stockholders.

The Board urges stockholders to vote "Against" the Starboard Proposal and believes that the Company's dual-class capital structure continues to benefit all stockholders through the creation of sustainable, long-term value. The Board, our independent Directors in executive session and the Nominating and Corporate Governance Committee of the Board regularly evaluate the Company's dual-class capital structure, and reviewed and discussed the capital structure in connection with the receipt of the Starboard Proposal. Prior to receipt of the Starboard Proposal, the Board and the Nominating and Corporate Governance Committee most recently reviewed and discussed the Company's capital structure in February 2024, and since the Starboard Proposal was received, the independent Directors and the Board met to discuss the proposal in August and September 2024. As part of its evaluation, the Board considers, and has historically considered, among other things, the views of our unaffiliated Class A and Class B stockholders, developments in market and industry corporate governance practices

and related stakeholder perceptions, the financial and business benefits related to dual-class capital structures and the potential burdens of having a dual-class capital structure.

The dual-class capital structure enables the Company to focus on its long-term business strategy and facilitates the creation of value for all stockholders.

The Board has always been committed to the long-term profitability of the Company and striving to maximize value for all Company stockholders. As such, the Board believes the dual-class capital structure allows the Board and management to focus on long-term objectives and pursue strategies to enhance the Company's creation of sustainable value for all stockholders. This structure also facilitates the Company's ability to retain a long-term focused investor base throughout economic downturns and crises.

The dual-class capital structure, which provides voting rights for the holders of Class A Common Stock on extraordinary matters (as further discussed below), protects the Company from short-term pressures and reduces the risk of disruption in the continuity of the Company's operational policies and long-range strategy by allowing management to pursue strategies and opportunities that it believes will enhance the long-term profitability of the Company and deliver value to stockholders.

The Board sets the strategic vision for the Company, and recognizes the value of enabling a long-term time horizon and commitment to a multi-year strategy. The dual-class structure helps insulate the

Company from business cycles and short-term market pressures at the expense of long-range planning. The Board believes that our current dual-class capital structure considerably contributes to the Company's stability and reduces pressure on the Board and management to deliver short-term results, allowing them to focus on executing the business and maximizing long-term value for all stockholders.

The Board also believes that the interests of the Murdoch Family Trust are strongly aligned to those of all stockholders. Through their leadership, vision and management, the Company's Chairman Emeritus, Mr. K.R. Murdoch, its Chair, Mr. L.K. Murdoch, and their family have been, and will continue to be, important to guiding the Company's strategy and success. The Murdoch family has demonstrated a legacy of stewardship at the Company, and, in light of the long-term focus facilitated by the dual-class capital structure, is highly incentivized to create long-term value for the Company.

While the concerns regularly cited with respect to dual-class capital structures merit, and have received, the Board's attention and consideration, the Board believes that there is no "one size fits all" model of governance, and that while dual-class capital structures may not benefit stockholders in some companies, they promote long-term stockholder interests in others; and, in our Company, as further discussed below, the benefits of a dual-class capital structure outweigh the risks, as evidenced by our strong performance and overall governance profile and the context and history of our capital structure. For instance, the Company's Class A Common Stock, which is entitled to vote only in the limited circumstances set forth in the Company's Restated Certificate of Incorporation, has traded at a minimal discount (which may be driven in part by the Company's ASX listing) to its Class B Common Stock, which entitles holders to one vote for each share on all matters submitted to a vote of the stockholders.

The Board has focused on stockholder engagement with unaffiliated Class A and Class B stockholders on our dual-class capital structure and other corporate governance matters.

For multiple years prior to receiving notice of the Starboard Proposal, the independent Directors have identified stockholder outreach as an area of priority and overseen the Company's comprehensive engagement program with unaffiliated Class A and Class B stockholders, which includes a specific focus on corporate governance, including our capital

structure. Our independent Directors, including our Lead Director, Masroor Siddiqui, also directly participate in certain engagements. Feedback from such engagement is shared with the full Board and its relevant committees. The Board strongly values the feedback our stockholders have provided on a range of topics, including the Company's capital structure.

In recent years, this program expansion has resulted in numerous engagements. In fiscal 2024, for example, our outreach program included engagement with unaffiliated stockholders representing approximately 30% of the outstanding Class B Common Stock and over 60% of the outstanding Class A Common Stock, including Starboard.

For more information on our stockholder engagement efforts, please see "Corporate Governance Matters—Stockholder Engagement."

The Company's dual-class capital structure allows Class A stockholders to vote on certain major corporate matters.

In addition, while it is not uncommon for certain classes of stock at other companies with multi-class capital structures to have no voting rights, except those required by law, the Company's Amended and Restated Certificate of Incorporation empowers holders of Class A Common Stock to vote on certain major corporate matters. Holders of Class A Common Stock are entitled to vote on proposals: (1) to dissolve or liquidate the Company, (2) to sell, lease or exchange all or substantially all of the Company's property and assets, (3) to adopt an agreement of merger or consolidation in which the Company is a constituent corporation, as a result of which the Company's stockholders prior to the merger or consolidation would own less than 60% of the voting power or capital stock of the surviving corporation or consolidated entity following the merger or consolidation, and (4) with respect to any matter to be voted on by the Company's stockholders during a period during which a dividend in respect of Class A Common Stock has been declared and remains unpaid following the payment date with respect to such dividend.

The Company's corporate governance practices and principles provide for effective, independent Board oversight.

The Board believes our sound corporate governance practices and principles complement the Company's

capital structure and reinforce the Company's strong commitment to the creation of long-term sustainable value for all stockholders.

To ensure a strong and independent Board, the Company's Statement of Corporate Governance requires the Board be comprised of a majority of Directors who qualify as "independent directors" in accordance with the applicable provisions of the Securities Exchange Act of 1934, as amended, and the Nasdaq listing standards. All members of the Board's key standing committees (Audit, Compensation and Nominating and Corporate Governance) are independent. Therefore, oversight of critical issues such as the integrity of the Company's financial statements, executive compensation decisions, recommendations for the nomination of Directors, oversight of the management of the Company's compliance program and the annual review and evaluation of Board conduct and performance is entrusted solely to independent Directors.

The Board is committed to ensuring that the independent Lead Director, who is designated by a majority of the independent Directors, has an empowered role and provides effective balance to management. The robust responsibilities of the Lead Director, as set forth in our Statement of Corporate Governance, include: presiding over all executive sessions of independent Directors and Board meetings at which the Chair is not present; serving as a liaison between the Chair and the independent Directors; approving information sent to the Board and Board meeting agendas and schedules; calling meetings of the independent Directors; and ensuring his or her availability for consultation and direct communications, if requested by major stockholders. Our independent Lead Director, Mr. Siddiqui, was elected by the independent Directors in recognition of his strong leadership and skills and has held this role since 2022. Please see "Corporate Governance Matters—Board Leadership Structure" for additional details on the independent Lead Director.

The Company's other strong corporate governance practices include:

- The **annual election** of all Directors;

- A **majority vote standard** and **director resignation policy** in uncontested Director elections;

- **Executive sessions of the independent Directors** held at every regular Board meeting;

- Annual Board and committee **self-evaluations**; and

- An active, year-round **stockholder engagement program** with unaffiliated Class A and Class B stockholders.

The dual-class capital structure has been in place since the Company's inception.

The Company's current capital structure, with both Class A Common Stock and Class B Common Stock outstanding, has been in place since the Company became an independent, publicly traded company in June 2013. The Company's predecessor, ultimately known as 21st Century Fox also had a dual-class capital structure in place prior to the Separation. Accordingly, each holder of shares or CDIs representing the Company's Class A Common Stock has had notice of this capital structure, and stockholders may be attracted to their investment in the Company because of the benefits this capital structure provides to the Company.

The Company has certain limits in place on Class B Common Stock ownership.

Limitations on the ownership of Class B Common Stock by the Murdoch Family Trust and Murdoch family members also ensure that their voting power will not increase significantly and will remain below a majority of the outstanding shares of Class B Common Stock. Specifically, the Company has entered into a stockholders agreement with the Murdoch Family Trust pursuant to which the Company and the Murdoch Family Trust have agreed not to take actions that would result in the Murdoch Family Trust and Murdoch family members together owning more than 44% of the outstanding voting power of the shares of Class B Common Stock or would increase the Murdoch Family Trust 's voting power by more than 1.75% in any rolling 12-month period. This structure contrasts with that of many other companies with a dual-class capital structure, where a majority of superior voting stock is held by a single control group, and where superior voting stock represents a substantially lower proportion of the total economic share capital of the company.

Multi-class capital structures are not uncommon among public companies.

Dual-class capital structures are recognized and valid under applicable federal and corporate law and stock

exchange regulations and are not uncommon among public companies. For example, many recent U.S. initial public offerings have featured companies that maintain a multi-class capital structure. In light of that trend and based on its own market participant engagement, S&P Dow Jones in 2023 reversed its prior restrictions against including issuers with multi-class capital structures in its indices. Various companies have had successful dual-class capital structures for many years, including leading companies like Berkshire Hathaway, and dual-class structures are particularly prevalent among media and technology companies such as Comcast Corporation, The New York Times Company, Facebook's parent company, Meta Platforms, Inc. and Google's parent company, Alphabet Inc. Particularly for companies in the media space, the Board believes that dual-class capital structures provide important protections for editorial integrity, which is essential to maintaining the reputation, brand, and long-term value of these assets. The Company's ongoing digital transformation, which has required both significant investments and a long-term time horizon, further highlights the importance of utilizing a capital structure that better enables our management to pursue long-term objectives intended to create sustainable value for all stockholders.

The Board does not have sole power to implement the Starboard Proposal, which would require a vote of the Class B stockholders.

Finally, a recapitalization that affects the voting rights of our Class B Common Stock requires the approval of the Company's Class B stockholders. Therefore, approval of the Starboard Proposal would not itself eliminate the Company's dual-class capital structure but instead would be an advisory recommendation to the Board to submit such a proposal to the Company's Class B stockholders. Accordingly, neither the Company nor the Board has the power to implement the Starboard Proposal.

Approval of the Starboard Proposal requires the affirmative vote of a majority of the votes cast by the holders represented and entitled to vote thereon. Stockholders may vote "For," "Against," or "Abstain" with respect to the Starboard Proposal. Abstentions, if any, will have no effect on the outcome of the vote on this proposal, and broker non-votes, if any, will have no effect on the outcome of the vote on this proposal.

In light of its recent evaluations of the Company's capital structure and for the reasons set forth above, the Board believes that the Company's current capital structure continues to be suitable for the Company and in the best interests of the Company and all of its stockholders. The Board therefore recommends that stockholders vote "Against" the Starboard Proposal.



AGAINST   **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THE STARBOARD PROPOSAL ON THE WHITE PROXY CARD.**

INFORMATION ABOUT THE ANNUAL MEETING

2024 Proxy Materials

How may I request a copy of the proxy materials?

If you hold common stock and did not receive a printed copy of the proxy materials, you may request a printed copy of the proxy materials by any of the following methods: via Internet at **www.proxyvote.com**; by telephone at 1-800-579-1639; or by sending an e-mail to **sendmaterial@proxyvote.com.**

If you hold CDIs, you may request a printed copy of the proxy materials by any of the following methods: via Internet at **www.investorvote.com.au**; or by telephone at 1300-721-559 (within Australia) or +61-3-9946-4461 (outside of Australia).

Will I get more than one copy of the proxy materials if multiple stockholders share my address?

Only one copy of the proxy materials is being delivered to multiple holders of common stock sharing an address unless one or more of the stockholders at that address have notified the Company of their desire to receive multiple copies. The Company will promptly deliver, upon oral or written request, a separate copy of the proxy materials to any stockholder residing at a shared address to which only one copy was delivered. Requests for additional copies of these materials for the current year or future years should be made online at **www.proxyvote.com**, by sending an email to **sendmaterial@proxyvote.com** or by telephone at 1-800-579-1639. Requests for additional copies of these materials in future years can also be mailed to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11710. Stockholders that reside at the same address and currently receive multiple copies of the materials

may request in the same manner that only a single copy be delivered in the future.

Where can I find the Company's Annual Report on Form 10-K?

The Company filed its Annual Report on Form 10-K for fiscal 2024 with the SEC on August 13, 2024. The Annual Report on Form 10-K, including all exhibits, can also be found on the Company's website at **www.newscorp.com** under "Investor Relations—SEC Filings" and can be downloaded free of charge. **Paper copies of the Annual Report on Form 10-K may be obtained without charge from the Company, and paper copies of exhibits to the Annual Report on Form 10-K are available, but a reasonable fee per page will be charged to the requesting stockholder. Stockholders may make requests in writing to the attention of the Company's Investor Relations Office by mail at News Corporation, 1211 Avenue of the Americas, New York, New York 10036, by telephone at (212) 416-3048 or by email at investor@newscorp.com.**

How can I elect to receive future proxy materials electronically?

Stockholders can elect to receive future News Corporation proxy materials electronically instead of by mail. The Company highly recommends that you consider electronic delivery of these documents as it helps lower the Company's printing and postage costs and reduce the amount of paper mailed to your home. You may opt into the electronic delivery program at **www.newscorp.com** under "Investor Relations—Electronic Delivery." You may resume receiving copies of these documents by mail at any time by canceling your participation in the electronic delivery program through the same link.

Voting Instructions and Information

Who is entitled to vote on the Annual Meeting matters?

The Company has two classes of common stock, Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share. Holders of Class B Common Stock are entitled to one vote per share on all matters to be presented at the Annual Meeting. Holders of Class A Common Stock are not entitled to vote on the matters to be

presented at the Annual Meeting. As of the Record Date, there were 190,004,965 shares of Class B Common Stock outstanding and entitled to vote at the Annual Meeting and 379,374,111 shares of non-voting Class A Common Stock outstanding.

The Company's shares are also traded on the ASX in the form of CHESS Depositary Interests, or CDIs. CDIs are exchangeable, at the option of the holder, into shares of either Class A Common Stock or Class B

Common Stock, as applicable, at the rate of one CDI per one such share of Common Stock. Holders of CDIs exchangeable for Class B Common Stock have a right to direct CHESS Depositary Nominees Pty Ltd, the issuer of the CDIs, on how it should vote with respect to the proposals described in this proxy statement.

Unless the context dictates otherwise, all references to "you," "your," "yours" or other words of similar import in this proxy statement refer to holders of Class B Common Stock or Class B CDIs.

What is the difference between a stockholder of record and a stockholder who holds in street name?

If your shares of Class A Common Stock or Class B Common Stock are registered directly in your name with our transfer agent, Computershare Trust Company, N.A., you are a stockholder of record, and the proxy materials are being sent directly to you from the Company and you have the right to grant a proxy to vote your shares to the Company or another person, or to vote your shares during the Annual Meeting. Each stockholder may appoint only one proxy holder or representative to attend the meeting on his or her behalf.

If your shares of Class A Common Stock or Class B Common Stock are held in "street name," meaning your shares of Class A Common Stock or Class B Common Stock are held in a brokerage account or by a bank or other nominee, you are the beneficial owner of these shares and the proxy materials are being forwarded to you by your broker, bank or nominee, who is considered the stockholder of record with respect to such shares. As the beneficial owner of Class B Common Stock as of the Record Date, you have the right to direct your broker, bank or nominee on how to vote and you will receive instructions from your broker, bank or other nominee describing how to vote your shares of Class B Common Stock. If you do not provide your broker, bank or nominee with instructions on how to vote your shares, your broker, bank or nominee may be able to vote your shares with respect to some of the proposals, but not all. Please see "—What will happen if I do not vote my shares?" below for additional information. You are also invited to attend the Annual Meeting. However, since a beneficial owner is not the

stockholder of record, you may not vote your shares in person at the meeting unless you obtain a legal proxy from the registered holder of the shares giving you the right to do so. Such beneficial owners are strongly encouraged to obtain the legal proxy at least five days prior to the meeting. You will need to have an electronic image (such as a pdf file or scan) of the legal proxy ready to include when voting.

When is the Record Date?

The Board has fixed the close of business on September 26, 2024 as the Record Date for determining which of the Company's eligible stockholders are entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof in person or by proxy.

How do I inspect the list of stockholders of record?

Stockholders wishing to inspect the list at the Company's principal executive offices during the 10 days preceding the Annual Meeting should contact the Corporate Secretary at ***2024AnnualMeeting@newscorp.com***.

What does it mean to give a proxy?

The persons named on the WHITE proxy card and on the Company's voting website at ***www.proxyvote.com*** (the "proxy holders") have been designated by the Board to vote the shares represented by proxy at the Annual Meeting. The proxy holders are officers of the Company. They will vote the shares represented by each properly executed and timely received proxy in accordance with the stockholder's instructions, or, if no instructions are specified, the shares represented by the proxy will be voted "For" each of the nominees listed in Proposal 1, and "For" Proposals 2 and 3, and "Against" Proposal 4 (the Starboard Proposal), in accordance with the recommendations of the Board as described in this proxy statement. If any other matter properly comes before the Annual Meeting or any adjournment or postponement thereof, the proxy holders will vote on that matter in their discretion.

Please mark your card carefully and only vote "For" the nominees and proposals recommended by your Board and "Against" the Starboard Proposal.

Please cast your vote as soon as possible, and in any event by the deadlines noted below, by:

| visiting **www.proxyvote.com** (common stock) or **www.investorvote.com.au** (CDIs) | mailing your signed WHITE proxy card or voting instruction form | calling 1-800-690-6903 toll-free from the United States, U.S. territories and Canada (common stock only) |

Your Board of Directors strongly urges you to discard and NOT vote using any blue proxy card sent to you by Starboard.

How do I vote in advance of the Annual Meeting?

If you hold Class B Common Stock, Internet and telephone proxy submission is available 24 hours a day through 11:59 p.m. (Eastern Standard Time) on November 19, 2024. You may submit a proxy for your shares by Internet at **www.proxyvote.com.** If you are located in the United States, U.S. territories or Canada, you can submit a proxy for your shares by calling toll-free 1-800-690-6903. Both the Internet and telephone systems have easy-to-follow instructions on how you may submit a proxy for your shares and allow you to confirm that the system has properly recorded your proxy. If you are submitting a proxy for your shares by Internet or telephone, you should have the WHITE proxy card or voting instruction form in hand when you do so. If you submit a proxy for your shares by Internet or telephone, you do not need to return your WHITE proxy card to the Company. If you have received a hard copy of the WHITE proxy card or voting instruction form, and wish to submit your proxy by mail, you must complete, sign and date the WHITE proxy card or voting instruction form included in your proxy materials and return it in the postage-paid envelope provided so that it is received by 11:59 p.m. (Eastern Standard Time) on November 19, 2024. If you hold your shares of Class B Common Stock in street name, the availability of Internet and telephone voting may depend on the voting procedures of the organization that holds your shares.

If you hold Class B CDIs, Internet proxy submission is available 24 hours a day through 5:00 p.m. (Australian Eastern Daylight Time) on November 15, 2024. You may submit a proxy for your CDIs by Internet at **www.investorvote.com.au.** The Internet system has easy-to-follow instructions on how you may submit a proxy for your CDIs and allows you to confirm that the system has properly recorded your proxy. If you submit a proxy for your CDIs by Internet, you should have the voting instruction form in hand when you do so. If you submit a proxy for

your CDIs by Internet, you do not need to return your voting instruction form to the Company. If you have received a hard copy of the voting instruction form, and wish to submit your proxy by mail, you should complete and return the voting instruction form to the Australian share registrar so that it is received by 5:00 p.m. (Australian Eastern Daylight Time) on November 15, 2024.

Your Board of Directors strongly urges you to discard and NOT vote using any blue proxy card sent to you by Starboard.

Can I vote electronically during the Annual Meeting?

While the Company encourages stockholders to vote in advance by proxy, holders of Class B Common Stock also have the option of electronically voting their shares of Class B Common Stock during the Annual Meeting. This year, the Annual Meeting will be conducted exclusively virtually via live webcast, as further described below under "—Participating in the Annual Meeting." **All of the Company's stockholders and all holders of CDIs exchangeable for shares of common stock are invited to attend and ask questions at the Annual Meeting, subject to compliance with the pre-registration and other procedures further described below under "—Participating in the Annual Meeting," but only holders of Class B Common Stock may vote electronically during the Annual Meeting.**

If you are a record or beneficial holder of Class B Common Stock that intends to vote at the Annual Meeting, you must have your unique control number, which appears on the WHITE proxy card or instructions that accompanied the proxy materials, ready when accessing the Annual Meeting. If you beneficially own shares of Class B Common Stock and your proxy materials do not include a control number, you should contact the broker, bank or other nominee that holds your shares with any questions about obtaining a control number (preferably at least five days before the Annual Meeting).

Holders of Class B CDIs may attend and ask questions at the Annual Meeting and may vote in advance via Internet or mail, but may not vote electronically during the Annual Meeting.

How can I revoke my proxy or change my vote?

If you are a holder of Class B Common Stock, you may change your vote or revoke your proxy at any time prior to 11:59 p.m. (Eastern Standard Time) on November 19, 2024 by submitting a later-dated WHITE proxy card or voting instruction form that is received by such deadline or submitting a subsequent proxy by Internet or telephone. You may also change your vote or revoke your proxy by voting electronically during the Annual Meeting (your attendance at the Annual Meeting will not by itself revoke your proxy).

If you are a holder of Class B CDIs, you may change or revoke your proxy at any time prior to 5:00 p.m. (Australian Eastern Daylight Time) on November 15, 2024 by submitting a later-dated voting instruction form that is received by such deadline or submitting a subsequent proxy by Internet.

If you have already voted using a blue proxy card sent to you by Starboard, you have every right to change your vote and we strongly urge you to revoke that proxy by "Against" the Starboard Proposal by marking, signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided or following the instructions on your WHITE proxy card to vote via the Internet. Only the latest validly executed proxy that you submit will be counted—any proxy may be revoked at any time prior to its exercise at the Annual Meeting.

What will happen if I do not vote my shares?

If you are the stockholder of record and you do not vote by proxy card, via the Internet or by telephone before the Annual Meeting, or during the Annual Meeting, your shares will not be voted at the Annual Meeting.

If you are the beneficial owner of your shares, your broker, bank or other nominee may vote your shares in its discretion on any routine items you do not instruct your broker, bank or other nominee how to vote, though your broker, bank or other nominee may opt not to do so. Under the New York Stock Exchange ("NYSE") rules, your bank, broker or nominee is prohibited from voting your shares on non-routine items (referred to as a "broker non-vote") if you have not given your broker, bank or other

nominee voting instructions on that matter. Subject to the following paragraph, broker-non votes, if any, will not be counted in determining the outcome of the vote on any of the proposals described in this proxy statement. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your bank, broker or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

In light of the Starboard Proposal, we expect the Annual Meeting to be contested with respect to the Starboard Proposal. Under the NYSE rules, this means that for shares held in accounts to which Starboard's proxy materials have been sent, your bank, broker or other nominee will not have discretionary authority to vote for any matters listed above (including the ratification of the appointment of the independent registered public accounting firm) unless your bank, broker or other nominee receives your instructions. Please see "—What is a broker non-vote?" below for more information.

How will my shares be voted if I submit a proxy card but do not specify how they should be voted?

If you are a stockholder of record and properly sign and return the WHITE proxy card or complete your proxy via the Internet or by telephone, the individuals named on the WHITE proxy card (your "proxies") will vote your shares in the manner you indicate. If you sign and return the WHITE proxy card without specifying how you want your shares voted, they will be voted in line with the Board's recommendations, i.e., "For" the election of all nominees to the Board, "For" Proposal 2, the ratification of the Company's independent registered public accounting firm, "For" Proposal 3, the approval of the advisory vote to approve the compensation of the Company's named executive officers and "Against" Proposal 4, the Starboard Proposal. Despite this, the Board urges you to mark your WHITE proxy card in accordance with the Board's recommendations. If any other business should properly come before the Annual Meeting or any adjournment or postponement thereof, your proxies will vote on such matters according to their best judgment.

If you are a beneficial owner of your shares and properly sign and return the WHITE proxy card or complete your proxy via the Internet or by telephone, your bank, broker or other nominee will vote your shares in the manner you indicate to your bank,

broker or other nominee. The availability of telephone and internet voting will depend on the voting process of the bank, broker or nominee. If you sign and return the WHITE proxy card without specifying how you want your shares voted with respect to one or more proposals, they will be voted in line with the Board's recommendations, *i.e.*, "For" the election of all nominees to the Board, "For" Proposal 2, the ratification of the Company's independent registered public accounting firm, "For" Proposal 3, the approval of the advisory vote to approve the compensation of the Company's named executive officers, and "Against" Proposal 4, the Starboard Proposal.

How many shares must be represented online or by proxy to hold the Annual Meeting?

In order for the Company to conduct the Annual Meeting, the holders of a majority in voting power of all of the outstanding shares of the stock entitled to vote as of the Record Date (a "quorum") must be present online or represented by proxy at the Annual Meeting. Abstentions and broker non-votes (as described below) will be counted for purposes of establishing a quorum at the Annual Meeting. Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote your shares or CDIs by telephone or Internet in advance to ensure that they will be represented at the Annual Meeting and so that the Company will know as soon as possible that enough votes will be present for the Annual Meeting to be held.

What votes are required to approve each of the proposals?

Proposal	Board Recommendation	Votes Required	Effect of Withhold Votes or Abstentions	Effect of Broker Non-Votes[a]
Proposal 1 - Election of Directors	FOR each of the Board's nominees	Majority of votes cast	None	None
Proposal 2 - Ratification of Independent Registered Public Accounting Firm	FOR	Majority of votes cast	None	No Broker Non-Votes Expected[b]
Proposal 3 - Advisory Vote to Approve the Compensation of Named Executive Officers	FOR	Majority of votes cast	None	None
Proposal 4 - Starboard Proposal	AGAINST	Majority of votes cast	None	None

(a)   See "—What is a broker non-vote?" below for details.

(b)   Typically, this proposal is considered to be a

"routine" matter under the NYSE rules. Accordingly, typically, if you hold your shares in street name and do not provide voting instructions to your bank, broker or other nominee that holds your shares, your bank, broker or other nominee has discretionary authority under NYSE rules to vote your shares on this proposal. However, to the extent that Starboard provides a blue proxy card or voting instruction form to stockholders who hold their shares in "street name," Proposal 2 included in this proxy statement will be a "non-routine" matter, and brokers will not have discretionary voting authority to vote on any of the proposals presented at the Annual Meeting. Such broker non-votes would have no effect on the outcome of Proposal 2. If, however, Starboard does not provide a blue proxy card or voting instruction form to stockholders who hold their shares in "street name," then Proposal 2 would be considered to be a routine matter, and your bank, broker or other nominee would be able to vote upon the matter if you do not provide them with specific voting instructions. However, in that event, it is possible that a broker may choose not to exercise discretionary authority with respect to Proposal 2. In that case, if you do not instruct your broker how to vote with respect to Proposal 2, your broker may not vote with respect to such proposal. Therefore, we encourage you to instruct your bank, broker, or other nominee to vote your shares by filling out and returning the enclosed WHITE proxy card.

The Board strongly urges you to discard and NOT vote using any blue proxy card that may be sent to you by Starboard.

What is a broker non-vote?

A "broker non-vote" occurs when you do not give instructions to your broker, bank or other nominee of shares you beneficially own in "street name" on how to vote your shares of Class B Common Stock or CDIs and the broker, bank or other nominee does not have authority to vote your shares in its discretion. In these circumstances, if you do not provide voting instructions, the broker, bank or nominee may nevertheless (but is not required to) vote your shares on your behalf with respect to certain proposals deemed to be "routine."

Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. As mentioned

above, even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

In light of the Starboard Proposal, we expect the Annual Meeting to be contested with respect to the Starboard Proposal. Under the NYSE rules, this means that for shares held in accounts to which Starboard's proxy materials have been sent, banks, brokers and other nominees will not have discretionary authority to vote for any matters listed above (including the ratification of the appointment of the independent registered public accounting firm) unless they receive your instructions.

Who will tabulate the vote?

An independent Inspector of Elections will tabulate the votes. We will report the preliminary results, or final results if available, in a Current Report on Form 8-K, to be filed with the SEC within four business days following the Annual Meeting. If final voting results are unavailable at the time we file such report, then we will file an amended Current Report on Form 8-K to disclose the final results within four business days after the final results are known.

How are proxies solicited, and who bears the cost of this solicitation?

This proxy statement is furnished in connection with the solicitation by the Board of proxies for use at the Annual Meeting and at any adjournment or postponement thereof. The expense of soliciting proxies will be borne by the Company. As a result of the proxy solicitation by Starboard, we will incur additional costs in connection with the solicitation of proxies. To aid in the solicitation, we have engaged Innisfree M&A Incorporated and Sodali & Co for estimated aggregate fees of $250,000 plus expenses. Such firms expect that approximately 85 of their employees will assist in the solicitation. The total amount to be spent for the Company's solicitation of proxies in excess of that normally spent is estimated to be approximately $6 million, approximately $3 million of which has been accrued to date. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with this solicitation.

Proxies will be solicited principally through the use of the mail or electronically, but Directors, officers and employees of the Company may also solicit proxies in person, electronically, by telephone or by mail, without any additional compensation. Also, the Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for any reasonable expenses in forwarding proxy materials to beneficial owners. We estimate that approximately six of our employees will assist in the proxy solicitation.

Participating in the Annual Meeting

Where and when is the Annual Meeting?

The Annual Meeting will be held exclusively virtually via live webcast at *www.virtualshareholdermeeting.com/NWS2024*. The Annual Meeting will be held on November 20, 2024 at 1:00 p.m. (Eastern Standard Time). There will be no physical meeting, and you will not be able to attend the Annual Meeting in person.

All holders of the Company's common stock or CDIs as of the Record Date are invited to virtually attend the Annual Meeting. **In order to attend the virtual Annual Meeting, you must pre-register before 5:00 p.m. (Eastern Standard Time) on November 18, 2024 by visiting *www.proxyvote.com,* selecting "Attend a

Meeting" and providing your unique control number. For more information, see "—How can I obtain my control number?" below. You will receive a confirmation e-mail with information on how to attend the meeting. After you have pre-registered, you will be able to participate in the annual meeting by visiting *www.virtualshareholdermeeting.com/NWS2024* and entering the same control number you used to pre-register and as shown in your confirmation e-mail. You may log into the meeting platform beginning at 12:45 p.m. (Eastern Standard Time) on November 20, 2024. The meeting will begin promptly at 1:00 p.m. (Eastern Standard Time) on November 20, 2024.

All stockholders and CDI holders who have pre-registered to attend the virtual meeting will have the opportunity to ask questions during the Annual Meeting as further detailed below under "—Can I ask questions during the Annual Meeting?". Holders of Class B Common Stock will also have the opportunity to electronically vote their shares during the Annual Meeting as further detailed above under "—Voting Instructions and Information—Can I vote electronically during the Annual Meeting?".

How can I obtain my control number?

If you are a record or beneficial holder of the Company's Class B or Class A Common Stock, your unique control number will appear on the WHITE proxy card or the instructions that accompanied the proxy materials, as applicable. If you are a beneficial holder of common stock and your proxy materials do not include a control number, you should contact the broker, bank or other nominee that holds your shares with any questions about obtaining a control number (preferably at least five days before the Annual Meeting).

If you are a holder of the Company's Class B or Class A CDIs, you must contact the Corporate Secretary at **2024AnnualMeeting@newscorp.com** no later than 5:00 p.m. (Eastern Standard Time) on November 15, 2024 in order to obtain a unique control number to participate in the Annual Meeting. If you are not a record holder of CDIs, you will need to provide to the Corporate Secretary evidence of CDI ownership as of the Record Date, such as an account statement, letter from the stockholder of record (*i.e.*, your broker, bank or other nominee) or a copy of your voting instruction form.

What if I don't have my control number?

You will be able to log in as a guest. To view the meeting webcast visit the Annual Meeting website at **www.virtual shareholdermeeting.com/NWS2024** and register as a guest. If you log in as a guest you will not be able to vote your shares (in the case of holders of Class B Common Stock) or ask questions during the Annual Meeting.

Can I ask questions during the Annual Meeting?

As in prior years, the Annual Meeting will include a live webcast Q&A session, during which we intend to answer all questions submitted by holders of Class B or Class A Common Stock or CDIs in accordance with the guidelines herein and the Rules and Procedures

for Conduct (available on the Annual Meeting website), as time permits. Stockholders and CDI holders may submit questions prior to the Annual Meeting at **www.proxyvote.com**. Stockholders and CDI holders who have pre-registered to attend the Annual Meeting may also submit questions in real time during the Annual Meeting at **www.virtualshareholdermeeting.com/NWS2024**.

Please note that stockholders and CDI holders will need their unique control numbers in order to ask questions in advance of or live during the Annual Meeting. For more information, see "—How can I obtain my control number?" above.

Consistent with our prior in-person annual meetings, stockholder and CDI holder questions submitted in accordance with the Rules and Procedures for Conduct will be generally addressed in the order received.

Answers to any such questions that are not addressed during the Annual Meeting will be published following the meeting in the "Investor Relations" section of the Company's website at **www.newscorp.com**. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

Each stockholder or CDI holder (or proxyholder/ qualified representative) is limited to a total of no more than two questions and/or comments that must be related to the business of the Annual Meeting, the business of the Company or the conduct of its operations. Each question or comment should cover only one topic and be as succinct as possible.

The views and questions or comments of all stockholders and CDI holders are welcome. However, the purpose of the Annual Meeting must be observed and we will not address questions that are irrelevant to the business of the Company or the conduct of its operations, related to pending or threatened litigation, derogatory or not otherwise in good taste, related to personal grievances or otherwise inappropriate (as determined by the Chair of the meeting or the General Counsel). For additional information, please refer to the Rules and Procedures for Conduct that will be on the Annual Meeting website.

If there are matters of individual concern to a stockholder and not of general concern to all stockholders, or if a question posed was not otherwise answered, we provide an opportunity for stockholders to contact us separately after the Annual

Meeting through the "Investor Relations" section of the Company's website at *www.newscorp.com*.

What can I do if I need technical assistance during the Annual Meeting?

If you encounter any difficulties accessing the virtual Annual Meeting webcast, please call the technical support number that will be posted on the Annual Meeting Website log-in page beginning at 12:45 p.m. (Eastern Standard Time) on November 20, 2024.

If I can't participate in the live Annual Meeting webcast, can I vote in advance?

You may vote your shares before the Annual Meeting by following the instructions detailed above under "—Voting Instructions and Information—How do I vote in advance of the Annual Meeting?" You do not need to access the Annual Meeting webcast to vote if you submitted your vote via proxy in advance of the Annual Meeting.

2025 Annual Meeting of Stockholders

If you wish to submit a proposal to be considered for inclusion in the Company's proxy materials for the 2025 annual meeting of stockholders pursuant to Rule 14a-8 under the Exchange Act, your proposal must be received in writing by the Corporate Secretary of the Company at our principal executive offices at News Corporation, 1211 Avenue of the Americas, New York, New York 10036 no later than June 11, 2025 and must otherwise comply with the requirements of Rule 14a-8 in order to be considered for inclusion in the 2025 proxy statement and proxy.

Additionally, notice of stockholder proposals and nominations made outside the processes of Rule 14a-8 under the Exchange Act must be received by the Corporate Secretary of the Company at our principal executive offices, in accordance with the requirements of the Company's Amended and Restated By-laws (the "By-laws"), not earlier than the close of business on July 23, 2025 and not later than the close of business on August 22, 2025; provided, however, that in the event that the 2025 annual meeting of stockholders is called for a date that is more than 30 days before or more than 70 days after the anniversary date of the 2024 Annual Meeting, notice of stockholder proposals and nominations, in order to be

timely, must be delivered not earlier than the close of business on the 120th day prior to the date of the 2025 annual meeting of stockholders and not later than the close of business on the later of the 90th day prior to the date of the 2025 annual meeting of stockholders or the 10th day following the day on which public announcement of the date of the 2025 annual meeting of stockholders is first made. Stockholder nominations and other proposals of business submitted pursuant to advance notice procedures also must satisfy other requirements set forth in the By-laws (which includes information required under Rule 14a-19 under the Exchange Act). Stockholders are advised to review the By-laws, which contain additional requirements with respect to advance notice of stockholder proposals and nominations. The chair of the meeting will generally refuse to acknowledge or introduce any stockholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the By-laws. If a stockholder fails to meet these deadlines and otherwise satisfy the applicable requirements, the persons named as proxies will be allowed to use their discretionary voting authority if and when the matter is raised at the meeting.

Other Matters

At the time of the preparation of this proxy statement, the Board knows of no other matters that will be acted upon at the Annual Meeting. If any other matters are presented for action at the Annual Meeting or at any adjournment or postponement

thereof, it is the intention of the persons named in the accompanying proxy to vote the shares to which the proxy relates in accordance with their best judgment as determined in their sole discretion.

IMPORTANT

You may receive solicitation materials from Starboard, including proxy statements and blue proxy cards. The Company is not responsible for the accuracy or completeness of any information provided by or relating to Starboard or the Starboard Proposal contained in solicitation materials filed or disseminated by or on behalf of Starboard or any other statements Starboard may make. **The Board strongly urges you to discard and NOT vote on any proposal by Starboard using any blue proxy card that may be sent to you by Starboard.**

Your vote at the Annual Meeting is especially important, no matter how many or how few shares you own. Please vote using the WHITE proxy card and vote "Against" the Starboard Proposal. Only your latest validly executed proxy will count and any proxy may be revoked at any time prior to its exercise at the Annual Meeting as described in this proxy statement.

By Order of the Board of Directors,

David B. Pitofsky
General Counsel
New York, NY
October 9, 2024